UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Capital Ratios - Basel III	23
Economic Scenario	24
Main Economic Indicators	25
Guidance	26
Book Income vs. Managerial Income vs. Adjusted Income Statement	27
2 - Economic and Financial Analysis	31
Statement of Financial Position	32
Adjusted Income Statement	33
NII - Interest and Non-Interest Earning Portions	33
– NII – Interest Earning Portion	34
• Credit Intermediation Margin – Interest Earning Portion	36
• Securities/Other Margin – Interest Earning Portion	55
• Insurance Margin – Interest Earning Portion	55
– NII - Non-Interest Earning Portion	56
Insurance, Pension Plans and Capitalization Bonds	57
– Bradesco Vida e Previdência	64
– Bradesco Saúde and Mediservice	66
– Bradesco Capitalização	67
– Bradesco Auto/RE and Atlântica Companhia de Seguros	69
Fee and Commission Income	71
Personnel and Administrative Expenses	77
– Operating Coverage Ratio	80
Tax Expenses	80
Equity in the Earnings (Losses) of Unconsolidated Companies	80
Operating Income	81
Non-Operating Income	81
Glossary – Net Interest Income – Breakdown and Methodology	82
3 - Return to Shareholders	83
Corporate Governance	84
Investor Relations – IR	84
Sustainability	85
Bradesco Shares	85
Market Capitalization	88
Main Indicators	89
Dividends/Interest on Shareholders’ Equity – JCP	90
Weight on Main Stock Indexes	90
4 - Additional Information	91
Market Share of Products and Services	92
Reserve Requirements	93
Investments in Infrastructure, Information Technology and Telecommunications	94
Risk Management	95
Capital Management	96
Basel Ratio	97
5 - Independent Auditors’ Report	99
Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report	100
6 - Financial Statements, Independent Auditors' Report on the Consolidated Interim Financial Statements and Fiscal Council's Report	103

Bradesco    1

Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Bradesco    2

       Press Release

Highlights

The main figures obtained by Bradesco in the first quarter of 2015 are presented below:

1.   Adjusted Net Income(1) for the first quarter of 2015 stood at R$ 4.274 billion (a 23.1% increase compared to the R$ 3.473 billion recorded in the same period of 2014), corresponding to earnings per share of R$ 3.21 and Return on Average Adjusted Equity(2) of 22.3%.

2.   As for the source, the Adjusted Net Income is composed of R$ 2.991 billion from financial activities, representing 70.0% of the total, and of R$ 1.283 billion from insurance, pension plans and capitalization bonds operations, which together account for 30.0%.

3.   On March 31, 2015, Bradesco market value stood at R$ 150.532 billion(3), showing a growth of 10.7% over March 31, 2013.

4.   Total Assets, in March 2015, stood at R$ 1.035 trillion, an increase of 12.2% over the March 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.2 p.p. over March 2014 (1.5%).

5.   In March 2015, the Expanded Loan Portfolio(4) reached R$ 463.305 billion, up 7.2% over March 2014. Operations with individuals totaled R$ 142.051 billion (an increase of 7.1% over March 2014), while corporate segment operations totaled R$ 321.254 billion (up 7.2% over March 2014).

6.   Assets under Management stood at R$ 1.431 trillion, a 12.0% increase over March 2014.

7.   Shareholders’ Equity totaled R$ 83.937 billion in March 2015, 14.5% higher than in March 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 15.2% in March 2015, 12.1% of which was classified as Common Equity/Tier I.

8.   A total of R$ 1.494 billion was paid to shareholders as Interest on Shareholders’ Equity for the first quarter of 2015, of which R$ 248.666 million were paid in monthly and interim installments and R$ 1.245 billion were provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 13.273 billion, up 22.1% compared to the first quarter of 2014.

10. The Delinquency Ratio over 90 days stood at 3.6% on March 31, 2015.

11. The Operating Efficiency Ratio (ER)(5) in March 2015 was 38.3% (41.9% in March 2014), while in the “risk-adjusted” concept, it stood at 46.9% (51.4% in March 2014). It is important to note that, in the first quarter of 2015, we had the best quarterly ER ever registered (36.3%).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 13.634 billion in the first quarter of 2015, up 19.1% when compared to the same period in 2014. Technical Reserves stood at R$ 157.295 billion, an increase of 14.2% compared to the balance in March 2014.

13.Investments in infrastructure, information technology and telecommunications amounted to R$ 1.313 billion in the first quarter of 2015, up 15.6% over the same period in the previous year.

14.Taxes and contributions paid or recorded in provision, including social security, totaled R$ 5.826 billion, of which R$ 2.644 billion were related to taxes withheld and collected from third parties, and R$ 3.182 billion were calculated based on activities developed by Bradesco Organization, equivalent to 74.5% of the Adjusted Net Income(1).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period;(4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing creditrisk – commercial portfolio, which includes debentures and promissory notes; and(5) In the last 12 months.

  4  Economic and Financial Analysis Report – March 2015

Press Release

Highlights

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,661 Branches and 3,502 Service Points (PAs). Customers can also count on 1,135 ATMs, 50,043 Bradesco Expresso service points, 31,091 Bradesco Dia & Noite ATMs, and 17,850 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits, totaled R$ 2.950 billion. Social benefits provided to all 94,976 employees of Bradesco Organization and their dependents amounted to R$ 752.497 million, while investments in education, training and development programs totaled R$ 22.663 million.

17. Major Awards and Acknowledgments in the period:

•       Bradesco was considered the most valuable banking brand in Latin America and the 15th in the global ranking (The Banker Magazine / Brand Finance);

•       Leading bank in the general ranking of assets under custody, exceeding the amount of R$ 1 trillion, for the first time, in November 2014 (Investidor Institucional Magazine / Anbima);

•       It was a highlight in the list of “Investment Funds of the Century”, figuring with three funds among the 20 best in profitability, between 2000 and 2014 (Valor Econômico Newspaper, in a study conducted by the Center of Finance Studies at Fundação Getúlio Vargas); and

•       Bradesco Saúde was elected the most promising company for 2015, in the “Pharmaceutical and Health” segment. (Forbes Brasil Magazine, in a research conducted with market consultants, economists and private equity executives).

Bradesco Organization is fully committed with internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving forces behind our engagement are inclusion with education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and social, and environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the CDP.

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, an estimated R$ 537.311 million budget will benefit approximately 101,609 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that 380 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). In addition to these 380 thousand students who will conclude, at least, one of the various courses offered in its schedule, another 17 thousand students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender - Educating and Learning).

Bradesco    5

       Press Release

Main Information

	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	Variation %
									1Q15 x 4Q14	1Q15 x 1Q14
Income Statement for the Period - R$ million
Book Net Income	4,244	3,993	3,875	3,778	3,443	3,079	3,064	2,949	6.3	23.3
Adjusted Net Income	4,274	4,132	3,950	3,804	3,473	3,199	3,082	2,978	3.4	23.1
Total Net Interest Income	13,599	12,986	12,281	12,066	10,962	11,264	10,729	10,587	4.7	24.1
Gross Credit Intermediation Margin	10,242	10,061	9,798	9,460	9,048	9,175	8,989	8,673	1.8	13.2
Net Credit Intermediation Margin	6,662	6,754	6,450	6,319	6,187	6,214	6,108	5,579	(1.4)	7.7
Provision for Loan Losses (ALL) Expenses	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	8.3	25.1
Fee and Commission Income	5,744	5,839	5,639	5,328	5,283	5,227	4,977	4,983	(1.6)	8.7
Administrative and Personnel Expenses	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(9.6)	4.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,634	17,806	12,904	13,992	11,450	14,492	11,069	13,238	(23.4)	19.1
Statement of Financial Position - R$ million
Total Assets	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697	0.3	12.2
Securities	344,430	346,358	343,445	333,200	321,970	313,327	313,679	309,027	(0.6)	7.0
Loan Operations (1)	463,305	455,127	444,195	435,231	432,297	427,273	412,559	402,517	1.8	7.2
- Individuals	142,051	141,432	138,028	135,068	132,652	130,750	127,068	123,260	0.4	7.1
- Corporate	321,254	313,695	306,167	300,163	299,645	296,523	285,490	279,257	2.4	7.2
Allowance for Loan Losses (ALL) (2)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	2.0	10.3
Total Deposits	211,702	211,612	211,882	213,270	218,709	218,063	216,778	208,485	-	(3.2)
Technical Reserves	157,295	153,267	145,969	142,731	137,751	136,229	133,554	131,819	2.6	14.2
Shareholders' Equity	83,937	81,508	79,242	76,800	73,326	70,940	67,033	66,028	3.0	14.5
Assets under Management	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	0.3	12.0
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.21	3.05	2.87	2.69	2.53	2.42	2.37	2.33	5.2	26.9
Book Value per Common and Preferred Share - R$ (4)	16.67	16.19	15.74	15.25	14.56	14.09	13.31	13.10	3.0	14.5
Annualized Return on Average Equity (5) (6)	22.3	20.1	20.4	20.7	20.5	18.0	18.4	18.8	2.2 p.p.	1.8 p.p.
Annualized Return on Common Equity to 11% - BIS III (3)	25.3	24.2	22.8	21.4	20.1	-	-	-	1.1 p.p.	5.2 p.p.
Annualized Return on Average Assets (6)	1.7	1.6	1.6	1.6	1.5	1.4	1.3	1.3	0.1 p.p.	0.2 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets)	7.5	7.3	7.1	7.0	6.9	7.0	7.1	7.2	0.2 p.p.	0.6 p.p.
Fixed Asset Ratio (12)	47.9	47.2	46.8	46.7	47.1	45.4	45.1	44.3	0.7 p.p.	0.8 p.p.
Combined Ratio - Insurance (7)	86.8	85.9	86.5	86.3	86.4	86.1	86.9	85.5	0.9 p.p.	0.4 p.p.
Efficiency Ratio (ER) (3)	38.3	39.2	39.9	40.9	41.9	42.1	42.1	41.8	(0.9) p.p.	(3.6) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	77.4	76.7	75.9	74.1	73.6	71.8	70.8	69.6	0.7 p.p.	3.8 p.p.
Market Capitalization - R$ million (8)	150,532	145,536	146,504	134,861	135,938	128,085	136,131	124,716	3.4	10.7
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.7	6.7	6.6	6.5	6.7	6.9	7.0	-	0.2 p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.5	4.3	4.4	4.4	4.2	4.2	4.4	4.6	0.2 p.p	0.3 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.6	3.5	3.6	3.5	3.4	3.5	3.6	3.7	0.1 p.p.	0.2 p.p.
Coverage Ratio (> 90 days (10)) (2)	187.0	189.0	187.2	186.9	193.8	192.3	190.3	188.6	(2.0) p.p.	(6.8) p.p.
Coverage Ratio (> 60 days (10)) (2)	149.8	156.6	154.2	149.9	153.7	158.9	156.8	153.5	(6.8) p.p.	(3.9) p.p.
Operating Limits %
Basel Ratio - Total (11) (12)	15.2	16.5	16.3	15.8	15.7	16.6	16.4	15.4	(1.3) p.p.	(0.5) p.p.
Tier I Capital	12.1	12.9	12.6	12.1	11.9	12.3	12.7	11.6	(0.8) p.p.	0.2 p.p.
- Common Equity	12.1	12.9	12.6	12.1	11.9	12.3	-	-	(0.8) p.p.	0.2 p.p.
Tier II Capital	3.1	3.6	3.7	3.7	3.8	4.3	3.7	3.8	(0.5) p.p.	(0.7) p.p.

  6  Economic and Financial Analysis Report – March 2015

Press Release

Main Information

	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Variation %
									Mar15 x Dec14	Mar15 x Mar14
Structural Information - Units
Service Points (13)	74,917	75,176	74,028	73,208	73,320	72,736	71,724	70,829	(0.3)	2.2
- Branches	4,661	4,659	4,659	4,680	4,678	4,674	4,697	4,692	-	(0.4)
- PAs (14)	3,502	3,486	3,497	3,497	3,484	3,586	3,760	3,795	0.5	0.5
- PAEs (14)	1,135	1,145	1,159	1,175	1,186	1,180	1,421	1,454	(0.9)	(4.3)
- External Terminals in Bradesco ATMs (15) (16)	1,243	1,344	1,398	1,684	2,701	3,003	3,298	3,498	(7.5)	(54.0)
- Assisted Banco24Horas Network Points (15)	12,268	12,450	12,213	12,023	11,873	11,583	11,229	11,154	(1.5)	3.3
- Bradesco Expresso (Correspondent Banks)	50,043	50,006	49,020	48,186	47,430	46,851	45,614	44,819	0.1	5.5
- Bradesco Promotora de Vendas	2,051	2,073	2,068	1,949	1,955	1,846	1,692	1,404	(1.1)	4.9
- Branches / Subsidiaries Abroad	14	13	14	14	13	13	13	13	7.7	7.7
ATMs	48,941	48,682	48,053	47,612	48,295	48,203	47,969	47,972	0.5	1.3
- Bradesco Network	31,091	31,089	31,107	31,509	32,909	33,464	33,933	34,322	-	(5.5)
- Banco24Horas Network	17,850	17,593	16,946	16,103	15,386	14,739	14,036	13,650	1.5	16.0
Employees (17)	94,976	95,520	98,849	99,027	99,545	100,489	101,410	101,951	(0.6)	(4.6)
Outsourced Employees and Interns	12,977	12,916	12,896	12,790	12,671	12,614	12,699	12,647	0.5	2.4
Customers - in millions
Active Account Holders (18) (19)	26.6	26.5	26.6	26.5	26.6	26.4	26.4	26.2	0.4	-
Savings Accounts (20)	58.1	59.1	52.9	51.8	49.0	50.9	48.3	47.7	(1.7)	18.6
Insurance Group	47.8	46.9	46.3	45.5	45.3	45.7	45.3	44.2	1.9	5.5
- Policyholders	42.0	41.1	40.5	39.6	39.4	39.8	39.5	38.4	2.2	6.6
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.4	3.4	3.4	3.5	3.5	3.5	3.4	3.4	-	(2.9)
Bradesco Financiamentos (18)	3.0	3.1	3.1	3.2	3.2	3.3	3.4	3.5	(3.2)	(6.3)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10) Overdue Loans;

(11) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4193/13 (Basel III);

(12) As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4.192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4.280/13;

(13) The decrease in March 2015 relates to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”;

(14) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4.072/12; and PAEs – ATMs located on a company’s premises;

(15) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(16) This decrease relates to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(17) The decrease in December 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brazil;

(18) Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings (1)
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
bbb+	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		bbb+	F2	BBB +	F2	AAA (bra)	F1 + (bra)
*
Moody's Investors Service (2)
International Scale						Domestic Scale
Foreign Currency Senior Debt		Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
Long Term		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Baa1		Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 +

(1)     In April 2015, since Brazil’s long-term sovereign credit rating outlook was downgraded from stable to negative, Fitch Ratings changed the following Bradesco’s ratings: (i) feasibility rating from “a-” to “bbb+”; (ii) long-term IDR in local currency from “A-” to “BBB+”; and (iii) short-term IDR in local currency from “F1” to “F2”; and

(2)    In March 2015, Moody´s Investors Service published its new bank rating methodology and, according to this new methodology, the Bank Financial Strength Rating (BFSR) was discontinued.

  8  Economic and Financial Analysis Report – March 2015

Press Release

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

			R$ million
	1Q15	4Q14	1Q14
Book Net Income	4,244	3,993	3,443

Non-Recurring Events	30	139	30
- Asset Impairment (1)	-	702	-
- Reversal of Technical Reserves (2)	-	(754)	-
- Other (3)	50	127	50
- Tax Effects	(20)	64	(20)

Adjusted Net Income	4,274	4,132	3,473
0
ROAE % (4)	22.1	21.5	20.3
0
ROAE (ADJUSTED) % (4)	22.3	22.3	20.5

(1)   In the fourth quarter of 2014, it includes the impairment of: (i) Securities – Shares, classified as Available for Sale, totaling R$ 617 million; and (ii) Software, totaling R$ 85 million;

(2)   In the fourth quarter of 2014, it includes the reversal of technical reserves (OPT - Other Technical Reserves), in accordance with SUSEP Circular No. 462/13, net of the constitution of other technical reserves (PCC - Complementary Reserve for Coverage, and PDR - Related Expense Reserve);

(3)   It contemplates, primarily, the constitution of civil provisions; and

(4)   Annualized.

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco results, we use the Adjusted Income Statement for analysis and comments contained in this Economic and Financial Analysis Report, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	1Q15	4Q14	Variation		1Q15	1Q14	Variation
			1Q15 x 4Q14				1Q15 x 1Q14
			Amount	%			Amount	%
Net Interest Income	13,599	12,986	613	4.7	13,599	10,962	2,637	24.1
- Interest Earning Portion	13,273	12,686	587	4.6	13,273	10,872	2,401	22.1
- Non-Interest Earning Portion	326	300	26	8.7	326	90	236	-
ALL	(3,580)	(3,307)	(273)	8.3	(3,580)	(2,861)	(719)	25.1
Gross Income from Financial Intermediation	10,019	9,679	340	3.5	10,019	8,101	1,918	23.7
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,211	1,363	(152)	(11.2)	1,211	1,244	(33)	(2.7)
Fee and Commission Income	5,744	5,839	(95)	(1.6)	5,744	5,283	461	8.7
Personnel Expenses	(3,445)	(3,676)	231	(6.3)	(3,445)	(3,279)	(166)	5.1
Other Administrative Expenses	(3,639)	(4,159)	520	(12.5)	(3,639)	(3,486)	(153)	4.4
Tax Expenses	(1,309)	(1,211)	(98)	8.1	(1,309)	(1,114)	(195)	17.5
Companies	(20)	57	(77)	-	(20)	52	(72)	-
Other Operating Income/ (Expenses)	(1,912)	(1,360)	(552)	40.6	(1,912)	(1,391)	(521)	37.5
Operating Result	6,649	6,532	117	1.8	6,649	5,410	1,239	22.9
Non-Operating Result	(68)	(68)	-	-	(68)	(36)	(32)	88.9
Income Tax / Social Contribution	(2,275)	(2,308)	33	(1.4)	(2,275)	(1,871)	(404)	21.6
Non-controlling Interest	(32)	(24)	(8)	33.3	(32)	(30)	(2)	6.7
Adjusted Net Income	4,274	4,132	142	3.4	4,274	3,473	801	23.1

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 22.3% in March 2015. Such performance stems from the growth of adjusted net income, which increased by 3.4% quarter-over-quarter and 23.1% compared with the same period in the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$ 4,274 million in the first quarter of 2015, up R$ 142 million or 3.4% compared to the previous quarter, mainly due to (i) lower personnel and administrative expenses, primarily due to the seasonality of higher expenses being concentrated in the last quarter of every year; (ii) a higher net interest income, due to increased “interest” earning portion, which includes the effect of the performance of the IPCA; and partially impacted by: (iii) higher other operating expenses, net of other operating expenses; (iv) higher allowance for loan losses expenses; and (v) lower income from insurance, pension plans and capitalization bonds.

In the comparison between the first quarter of 2015 and the same period in the previous year, the adjusted net income increased R$ 801 million or 23.1%, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect of the assets and liabilities management (ALM); (ii) the services provided; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) increased operating expenses, net of other operating income; and (v) higher personnel and administrative expenses.

Shareholders’ Equity stood at R$ 83,937 million in March 2015, up 14.5% over March 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 15.2%, 12.1% of which was classified as Common Equity/Tier I.

Total Assets reached R$ 1.035 trillion in March 2015, a 12.2% increase over March 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

  10  Economic and Financial Analysis Report – March 2015

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 38.3% in the first quarter of 2015, again registering his best historical level. This result reflects: (i) investments in organic growth, which enabled an increase in income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes. It should be mentioned that the 0.9 p.p. improvement compared to the previous quarter was primarily due to: (i) a higher net interest income and revenues from fee and commission; and (ii) the strict control of our operating expenses, which were held below inflation; all these factors also contributed to the improvement of the ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), which reached 46.9%, an improvement of 1.0 p.p. in the quarter.

The improvement in the quarterly ER was, mainly, due to: (i) lower administrative expenses, primarily due to the seasonal effect of the previous quarter, which impacted mainly advertising expenses and outsourced services; (ii) lower personnel expenses, partially due to a higher number of employees on vacation in this quarter; and (iii) the increase in the net interest income. This indicator showed an improvement of 3.8 p.p., when compared with the same period in the previous year, primarily, due to the increase in the interest earning portion and in the fees and commission income.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the first quarter of 2015 would be 42.5%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

In the comparison between the first quarter of 2015 and the fourth quarter of 2014, the R$ 613 million growth was, mainly, due to an increased income from interest earning portion, totaling R$ 587 million, particularly in “Securities/Other”, which includes the effect of the IPCA performance in the quarter.

In the year-over-year comparison, net interest income was up R$ 2,637 million, primarily due to: (i) a higher interest earning portion income, totaling R$ 2,401 million, due to a growth in business volume and an increase in Selic in the period, with regard to the effect of the assets and liabilities management (ALM), particularly in the “Credit Intermediation” and “Securities/Other”; and (ii) an increase in the non-interest earning portion, totaling R$ 236 million.

  12  Economic and Financial Analysis Report – March 2015

Press Release

Summarized Analysis of Adjusted Income

NII - Interest Earning Portion (1) – Average Rates (12 months)

						R$ million
	1Q15			1Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,242	360,622	11.4%	9,048	335,187	11.1%
Insurance	1,420	155,920	3.2%	964	136,692	2.7%
Securities/Other	1,611	371,298	1.6%	860	345,490	1.0%
0
Interest Earning Portion	13,273	-	7.3%	10,872	-	6.8%
0
	1Q15			4Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,242	360,622	11.4%	10,061	350,957	11.2%
Insurance	1,420	155,920	3.2%	1,253	150,537	3.0%
Securities/Other	1,611	371,298	1.6%	1,372	360,410	1.4%
0
Interest Earning Portion	13,273	-	7.3%	12,686	-	7.1%

(1)   As of the first quarter of 2015, we will adopt the new presentation of the Interest Earning Portion, which will be demonstrated in 3 sub-items (Credit Intermediation, Insurance and Securities/Other), as communicated to the market on April 20, 2015. For more information, see page 82 of
Chapter 2.

The interest earning portion rate in the last 12 months stood at 7.3% in the first quarter of 2015, up 0.2 p.p. over the previous quarter, primarily due to the interest earning portion income of “Securities/Others” and “Credit Intermediation”.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In March 2015, Bradesco’s expanded loan portfolio totaled R$ 463.3 billion. The increase of 1.8% in the quarter was largely due to Corporations, which increased 4.6%.

In the last twelve months, the portfolio increased by 7.2%, broken down by: (i) 10.4% in Corporations; (ii) 7.1% in Individuals; and (iii) 1.9% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) operations abroad; and (ii) real estate financing. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the first quarter of 2015, allowance for loan losses (ALL) stood at R$ 3,580 million, registering a variation of 8.3% over the previous quarter, and 25.1% over the first quarter of 2014, largely due to the alignment of the allowance level relating to the current expectation of loss in certain transactions with corporate customers. It is important to note that loan operations, as defined by Bacen, increased 1.7% in the quarter and 7.4% in the last 12 months.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14  Economic and Financial Analysis Report – March 2015

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which contemplates operations that are over 90 days past due, had a slight increase in the year-over-year and quarter-over-quarter comparison, mainly due to the downturn in economy, which impacted the growth of the portfolio of the SMEs segment.

Short-term delinquency, including operations past due between 15 and 90 days, increased both for Individuals and Corporations, which has already been expected, due to the seasonal nature of the quarter, with a possibility of recovering the historical standard, according to the following graph.

In the year-over-year comparison, this ratio remained stable, being favored due to an increase in the Individual segment.

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In March, 2015, these ratios stood at comfortable levels, reaching 149.8% and 187.0%, respectively.

188.6%
190.3%
192.3%
193.8%
186.9%
187.2%
189.0%
187.0%
153.5%
156.8%
158.9%
153.7%
149.9%
154.2%
156.6%
149.8%
R$ million
21,455
13,980
11,374
21,476
13,693
11,283
21,687
13,651
11,275
21,407
13,928
11,048
21,791
14,538
11,658
22,623
14,669
12,082
23,146
14,779
12,246
23,618
15,770
12,631
Jun13
Sept
Dec
Mar14
Jun
Sept
Dec
Mar15
Total Provision (1)
Loan Portfolio Overdue for over 60 Days (2)
Loan Portfolio Overdue for over 90 Days (3)
Coverage Ratio over 90 Days (1/3)
Coverage Ratio over 60 Days (1/2)

  16  Economic and Financial Analysis Report – March 2015

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the first quarter of 2015 totaled R$ 1.283 billion (R$ 1.236 billion in the fourth quarter of 2014), up 3.8% when compared to the previous quarter, and an annualized return on Adjusted Shareholder’s Equity of 27.3%.

In the comparison between the first quarter of 2015 and the same period of previous year (R$ 1.040 billion), the net income increased 23.4%.

	R$ million (unless otherwise stated)
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	Variation %
									1Q15 x 4Q14	1Q15 x 1Q14
Net Income	1,283	1,236	1,058	1,072	1,040	1,001	878	931	3.8	23.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,634	17,806	12,904	13,992	11,450	14,492	11,069	13,238	(23.4)	19.1
Technical Reserves	157,295	153,267	145,969	142,731	137,751	136,229	133,554	131,819	2.6	14.2
Financial Assets	170,395	166,022	158,207	154,261	147,725	146,064	143,423	141,984	2.6	15.3
Claims Ratio (%)	71.7	70.9	72.7	70.2	70.1	71.1	72.7	71.1	0.8 p.p.	1.6 p.p.
Combined Ratio (%)	86.8	85.9	86.5	86.3	86.4	86.1	86.9	85.5	0.9 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	47,789	46,956	46,303	45,468	45,260	45,675	45,292	44,215	1.8	5.6
Employees (unit)	7,082	7,113	7,135	7,152	7,265	7,383	7,462	7,493	(0.4)	(2.5)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.1	24.4	23.3	23.5	23.4	24.2	23.8	24.0	(0.3) p.p.	0.7 p.p.

(1)   The first quarter of 2015 includes the latest data released by SUSEP (February 2015).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been included.

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         Press Release

Summarized Analysis of Adjusted Income

The revenue increased 19.4% over the same period in the previous year, without including DPVAT insurance, mainly due to "Life and Pension", "Health" and "Capitalization" products, which were increased 26.5%, 19.7% and 11.0%, respectively.

Due to the large amount of pension plan contributions, which are historically paid in the last quarter of the financial year, the revenue of the first quarter of 2015 did not present the same result, when compared with the fourth quarter of 2014.

Net income for the first quarter of 2015 was 3.8% higher compared to the previous quarter, primarily due to: (i) an improvement in the expense ratio; (ii) a growth in income; (iii) lower general and administrative expenses, even considering the collective bargaining agreement, in January 2015; partially offset by: (iv) a decrease in equity; and (v) a 0.8 p.p. increase in the claims ratio.

Net income for the first quarter of 2015 was 23.4% higher compared to the same period in the previous year, primarily due to: (i) an increase in revenue; (ii) maintenance of the expense ratio; (iii) an improvement in income; (iv) a decrease in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015; partially offset by: (v) a 1.6 p.p. increase in the claims ratio; and (vi) a decrease in the equity result.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No.316/14, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No.209/09 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and transactions, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2015 was R$ 7.656 billion.

  18  Economic and Financial Analysis Report – March 2015

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first quarter of 2015 and the same period in the previous year, the increase of R$ 461 million, or 8.7%, was primarily due to: (i) an increase in the volume of operations, due to continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing for a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) an increased revenue (credit and debit cards); (b) increase of cards base; an increase in the incomes that resulted from: (ii) checking accounts, primarily due to a growth in businesses; (iii) fund management; (iv) loan operations, due to an increase in the volume of loan drawdowns and transactions involving sureties and guaranties within the period; (v) consortium management; and partially offset by: (vi) lower stock-market gains (underwriting/ financial advisory services).

In the first quarter of 2015, fee and commission income totaled R$ 5,744 million, with a decrease of R$ 95 million, or 1.6%, over the previous quarter, primarily due to fewer working days, which impacted on the income generated with loan operations, fund management and collection.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the first quarter of 2015 and the same period in the previous year, the increase of R$ 166 million, or 5.1%, was primarily due to the variation in the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2014 collective agreements (readjustment of 8.5%).

In the first quarter of 2015, the decrease of R$ 231 million, or 6.3%, from the previous quarter, is a result of variations in:

•         structural expenses – a decrease of R$ 120 million, mainly due to a higher number of employees on vacation, which is common in the first quarter of every year; and

•         non-structural expenses – a decrease of R$ 111 million, primarily due to lower expenses with: (i) provision for labor claims; (ii) training; and (iii) costs with termination and charges of employment contracts.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

(1)   The decrease in the fourth quarter of 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brazil.

  20  Economic and Financial Analysis Report – March 2015

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first quarter of 2015 and the same period in the previous year, the 4.4% increase was primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 1,597 Service Points in the period, bringing the total number of Service Points to 74,917 on March 31, 2015. The inflation index (IPCA) performance over the past 12 months should also be highlighted, since it reached 8.1%.

In the first quarter of 2015, the decrease of 12.5% or R$ 520 million, in the administrative expenses over the previous quarter, was mainly due to lower expenses with: (i) advertising and marketing, due to the reinforcement of investments in actions to maintain the institutional positioning and support the offer of products, carried out at the end of 2014; and (ii) outsourced services, which are largely impacted by the seasonal effect of the increase in transactions and services mainly in the fourth quarter of each year.

(1)   The decrease in March 2015 relates to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$ 1,912 million in the first quarter of 2015, a R$ 552 million increase over the previous quarter, and R$ 521 million over the first quarter of 2014, largely due to the constitution of tax provisions, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$ 475 million.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

The expenses with income tax and social contribution remained practically stable in the first quarter of 2015 over the previous quarter, and increased 21.6%, when compared to the same period of 2014, mainly due to the highest taxable results in the period.

Unrealized Gains

Unrealized gains totaled R$ 19,815 million in the first quarter of 2015, a R$ 472 million increase over the previous quarter. Such variation is mainly due to: (i) the appreciation of investments, particularly Cielo and Odontoprev shares, which increased by 9.6% and 10.2% respectively, in the quarter;partially offset by (ii) the devaluation of fixed income securities.

  22  Economic and Financial Analysis Report – March 2015

Press Release

Capital Ratios - Basel III

Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to calculate Capital, replacing CMN Resolution No. 3.444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4.192/13, which established that the calculation must be made based on the "Prudential Consolidated", as of January 2015.

In March 2015, the Capital of the Prudential Consolidated stood at R$ 93,608 million, against risk-weighted assets totaling R$ 614,574 million. The total Basel Ratio stood at 15.2% in the Prudential Consolidated, and 12.1% for the Common Equity.

The difference in the comparison between the current method to calculate the Prudential Consolidated, and the previous Financial Consolidated, is mainly due to the consolidation of companies that are similar to financial institutions (Bradesco Consórcios, Cielo, among others) and investment funds, which became the scope, according to the current legislation.

It is worth noting that the decrease in the first quarter of 2015 is, largely, due to: (i) the change to the factor that has been applied to the prudential adjustments, according to CMN Resolution No. 4.192/13, which went from 20% in December 2014, to 40% as of January 2015; and (ii) the effect of the purchase of intangible assets by our subsidiary Cielo.

Full Impact – Basel III

We included a Basel III simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; and (iii) the realization of tax credits arising from tax losses up to December 2018, for a rate of 12.0% of common equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I ratio of 13.5%, in the end of 2018.

(1)   Includes the allocation of resources, obtained via payment of dividends, of the Insurance Group.

Buffer Capital/Return on the Common Equity at 11%

Banco Bradesco has improved its measurement methodology, and structured processes for buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of buffer capital is composed of a Committee subordinated to the Board of Directors, and Committees that report to the Board of Executive Officers.

This structure decided to maintain a minimum buffer capital of approximately 27%, considering the minimum regulatory capital of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Basel III rules, profitability would be 25.3% in the first quarter of 2015.

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Economic Scenario

The international volatility remained high during the first quarter of the year, especially in the foreign-exchange market. The persistence of the movement of decline in the prices of commodities was added to the frustration with the performance of the Chinese economy, with a direct (and negative) impact on emerging economies. At the same time, the expectation of proximity of the beginning of monetary normalization in the USA was consolidated, which sustained the trend of appreciation of the dollar in relation to the other currencies. Finally, the risks that the persistently low inflation in the area of the Euro frustrates the resuming of the block, which led the European Central Bank (ECB) to expand their asset purchase program, including sovereign securities of the member countries of the European block.

Although the growth of the North American economy has shown some accommodation in the first three months of the year, the trajectory of recovery persists. Thus, the Federal Reserve (Fed) intensified the signal that it will start the process of monetary normalization. As a result, the dollar deepened its trend of strengthening in relation to the other countries.

The international volatility was also influenced negatively by the renewed political risk in Europe, in face of the difficulty of extending the Greek adjustment program. Even so, the performance of the economic activity of the block was positively surprising in the first quarter. On the other hand, China showed more intense deceleration than expected, compatible with the rate of growth of the GDP inferior to the target of 7.0%, established by the government of the country.

The loss of exchange terms due to the dropping prices of commodities on a world level, and the trend of international appreciation of the dollar create challenges to emerging nations’ management of economic policy. On the other hand, this very same global scenario also creates some valuable opportunities for countries that adopt effective economic and institutional differentiation measures.

Under this context, the macroeconomic adjustments adopted by the Brazilian government since the beginning of the year reinforce their commitment with sustainable policies. Efforts in this direction represent a requirement for the maintenance of the economic predictability and income gains, in addition to raising the confidence level of families and business people.

Indicators for domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the breakdown of growth over the next few years, which should be favored by the increased share of the capital market in funding of these projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

  24  Economic and Financial Analysis Report – March 2015

Press Release

Main Economic Indicators

Main Indicators (%)	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Interbank Deposit Certificate (CDI)	2.81	2.76	2.72	2.51	2.40	2.31	2.12	1.79
Ibovespa	2.29	(7.59)	1.78	5.46	(2.12)	(1.59)	10.29	(15.78)
USD – Commercial Rate	20.77	8.37	11.28	(2.67)	(3.40)	5.05	0.65	10.02
General Price Index - Market (IGP-M)	2.02	1.89	(0.68)	(0.10)	2.55	1.75	1.92	0.90
Institute of Geography and Statistics (IBGE)	3.83	1.72	0.83	1.54	2.18	2.04	0.62	1.18
Federal Government Long-Term Interest Rate (TJLP)	1.36	1.24	1.24	1.24	1.24	1.24	1.24	1.24
Reference Interest Rate (TR)	0.23	0.26	0.25	0.15	0.19	0.16	0.03	-
Savings Account (Old Rule) (1)	1.75	1.77	1.76	1.66	1.70	1.67	1.54	1.51
Savings Account (New Rule) (1)	1.75	1.77	1.76	1.66	1.70	1.67	1.47	1.30
Business Days (number)	61	65	66	61	61	64	66	63
Indicators (Closing Rate)	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13
USD – Commercial Selling Rate - (R$)	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156
Euro - (R$)	3.4457	3.2270	3.0954	3.0150	3.1175	3.2265	3.0181	2.8827
Country Risk (points)	322	259	239	208	228	224	236	237
Basic Selic Rate Copom (% p.a.)	12.75	11.75	11.00	11.00	10.75	10.00	9.00	8.00
BM&F Fixed Rate (% p.a.)	13.52	12.96	11.77	10.91	11.38	10.57	10.07	9.39

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.a. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a. the yield will be 70% of the Selic rate + TR.

Projections for 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	3.00	3.10	3.20
Extended Consumer Price Index (IPCA)	8.0	5.7	5.0
General Price Index - Market (IGP-M)	5.60	5.50	5.00
Selic (year-end)	13.00	11.50	10.50
Gross Domestic Product (GDP)	(1.50)	1.00	2.00

Bradesco    25

       Press Release

Guidance

Bradesco's Outlook for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion	6 to 10%
Fee and Commission Income	8 to 12%
Operating Expenses (2)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

    26  Economic and Financial Analysis Report – March 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First quarter of 2015

					R$ million
	1Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,281	4,318	13,599	-	13,599
ALL	(3,853)	273	(3,580)	-	(3,580)
Gross Income from Financial Intermediation	5,428	4,591	10,019	-	10,019
Income from Insurance, Pension Plans and Capitalization Bonds	1,211	-	1,211	-	1,211
Fee and Commission Income	5,701	43	5,744	-	5,744
Personnel Expenses	(3,445)	-	(3,445)	-	(3,445)
Other Administrative Expenses	(3,681)	42	(3,639)	-	(3,639)
Tax Expenses	(1,017)	(292)	(1,309)	-	(1,309)
Companies	(20)	-	(20)	-	(20)
Other Operating Income/Expenses	(2,732)	771	(1,962)	50	(1,912)
Operating Result	1,445	5,155	6,599	50	6,649
Non-Operating Result	(36)	(33)	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	2,835	(5,122)	(2,287)	(20)	(2,307)
Net Income	4,244	-	4,244	30	4,274

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 5,398 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth quarter of 2014

					R$ million
	4Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	11,524	845	12,369	617	12,986
ALL	(3,780)	473	(3,307)	-	(3,307)
Gross Income from Financial Intermediation	7,743	1,318	9,061	617	9,679
Income from Insurance, Pension Plans and Capitalization Bonds	2,117	-	2,117	(754)	1,363
Fee and Commission Income	5,787	52	5,839	-	5,839
Personnel Expenses	(3,676)	-	(3,676)	-	(3,676)
Other Administrative Expenses	(4,229)	70	(4,159)	-	(4,159)
Tax Expenses	(1,012)	(239)	(1,251)	40	(1,211)
Companies	57	-	57	-	57
Other Operating Income/Expenses	(2,134)	562	(1,572)	212	(1,360)
Operating Result	4,655	1,763	6,418	115	6,532
Non-Operating Result	(178)	110	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	(484)	(1,872)	(2,356)	24	(2,332)
Net Income	3,993	-	3,993	139	4,132

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,100 million.

  28  Economic and Financial Analysis Report – March 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First quarter of 2014

					R$ million
	1Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	12,770	(1,808)	10,962	-	10,962
ALL	(3,251)	390	(2,861)	-	(2,861)
Gross Income from Financial Intermediation	9,519	(1,418)	8,101	-	8,101
Income from Insurance, Pension Plans and Capitalization Bonds	1,244	-	1,244	-	1,244
Fee and Commission Income	5,190	93	5,283	-	5,283
Personnel Expenses	(3,279)	-	(3,279)	-	(3,279)
Other Administrative Expenses	(3,515)	29	(3,486)	-	(3,486)
Tax Expenses	(1,141)	27	(1,114)	-	(1,114)
Companies	52	-	52	-	52
Other Operating Income/Expenses	(2,052)	612	(1,441)	50	(1,391)
Operating Result	6,018	(657)	5,360	50	5,410
Non-Operating Result	(109)	73	(36)	-	(36)
Income Tax / Social Contribution and Non-controlling Interest	(2,465)	584	(1,881)	(20)	(1,901)
Net Income	3,443	-	3,443	30	3,473

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 623 million.

Bradesco    29

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       Press Release

  30  Economic and Financial Analysis Report – March 2015

       Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13
Assets
Current and Long-Term Assets	1,015,434	1,016,970	972,315	915,986	906,760	892,495	892,363	881,121
Cash and Cash Equivalents	13,683	14,646	11,316	11,535	12,110	12,196	16,427	16,180
Interbank Investments	195,746	202,412	181,335	137,654	127,014	135,456	144,967	147,485
Securities and Derivative Financial Instruments	344,430	346,358	343,445	333,200	321,970	313,327	313,679	309,027
Interbank and Interdepartmental Accounts	48,464	52,004	48,540	56,115	61,740	56,995	52,121	52,150
Loan and Leasing Operations	324,479	318,233	309,264	302,276	301,914	296,629	286,899	281,982
Allowance for Loan Losses (ALL) (1)	(23,011)	(22,724)	(22,255)	(21,458)	(21,051)	(21,349)	(21,476)	(21,455)
Other Receivables and Assets	111,643	106,041	100,670	96,664	103,063	99,241	99,746	95,752
Permanent Assets	19,381	15,070	15,049	15,146	15,469	15,644	15,331	15,576
Investments	1,636	1,712	1,931	1,887	1,871	1,830	1,910	1,920
Premises and Leased Assets	4,952	4,887	4,591	4,579	4,597	4,668	4,392	4,464
Intangible Assets	12,793	8,471	8,527	8,680	9,001	9,146	9,029	9,192
Total	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697
*
Liabilities
Current and Long-Term Liabilities	949,066	949,846	907,366	853,622	847,794	835,917	839,393	829,426
Deposits	211,702	211,612	211,882	213,270	218,709	218,063	216,778	208,485
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	303,740	320,194	297,814	255,611	250,716	256,279	258,580	266,825
Funds from Issuance of Securities	88,247	84,825	75,283	69,877	64,511	57,654	55,427	53,821
Interbank and Interdepartmental Accounts	4,247	5,958	4,540	5,673	5,343	6,864	4,806	3,793
Borrowing and Onlending	62,370	58,998	56,561	54,142	56,724	56,095	51,307	49,121
Derivative Financial Instruments	5,711	3,282	5,076	4,727	3,894	1,808	3,238	3,141
Reserves for Insurance, Pension Plans and Capitalization Bonds	157,295	153,267	145,969	142,732	137,751	136,229	133,554	131,819
Other Reserve Requirements	115,754	111,710	110,241	107,590	110,146	102,925	115,703	112,421
Deferred Income	312	293	266	224	560	677	676	661
Non-controlling Interest in Subsidiaries	1,500	393	490	486	549	605	592	582
Shareholders' Equity	83,937	81,508	79,242	76,800	73,326	70,940	67,033	66,028
Total	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697

(1) Including the allowance for guarantees provided, in March 2015, Allowance for Loan Losses (ALL) totaled R$ 23,618 million.

  32  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Net Interest Income	13,599	12,986	12,281	12,066	10,962	11,264	10,729	10,587
- Interest Earning Portion	13,273	12,686	12,162	11,777	10,872	10,910	10,547	10,496
- Non-Interest Earning Portion	326	300	119	289	90	354	182	91
ALL	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)
Gross Income from Financial Intermediation	10,019	9,679	8,933	8,925	8,101	8,303	7,848	7,493
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,211	1,363	1,170	1,270	1,244	1,188	1,100	1,028
Fee and Commission Income	5,744	5,839	5,639	5,328	5,283	5,227	4,977	4,983
Personnel Expenses	(3,445)	(3,676)	(3,564)	(3,448)	(3,279)	(3,465)	(3,346)	(3,191)
Other Administrative Expenses	(3,639)	(4,159)	(3,628)	(3,575)	(3,486)	(3,848)	(3,631)	(3,578)
Tax Expenses	(1,309)	(1,211)	(1,182)	(1,120)	(1,114)	(1,254)	(987)	(1,017)
Equity in the Earnings (Losses) of Unconsolidated Companies	(20)	57	43	35	52	26	2	12
Other Operating Income/ (Expenses)	(1,912)	(1,360)	(1,311)	(1,333)	(1,391)	(1,232)	(1,194)	(1,147)
Operating Result	6,649	6,532	6,100	6,082	5,410	4,945	4,769	4,583
Non-Operating Result	(68)	(68)	(45)	(34)	(36)	(31)	(27)	(24)
Income Tax and Social Contribution	(2,275)	(2,308)	(2,075)	(2,215)	(1,871)	(1,696)	(1,638)	(1,553)
Non-controlling Interest	(32)	(24)	(30)	(29)	(30)	(19)	(22)	(28)
Adjusted Net Income	4,274	4,132	3,950	3,804	3,473	3,199	3,082	2,978

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

NII - Interest and Non-Interest Earning Portions (1)

Net Interest Income Breakdown

Bradesco    33

       Economic and Financial Analysis

NII - Interest and Non-Interest Earning Portions

Average Net Interest Margin

	R$ million
	Net Interest Income
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Interest - due to volume				124	336
Interest - due to spread				463	2,065
- NII - Interest Earning Portion	13,273	12,686	10,872	587	2,401
- NII - Non-Interest Earning Portion	326	300	90	26	236
Net Interest Income	13,599	12,986	10,962	613	2,637
Average NIM (1)	7.5%	7.3%	6.9%

 (1) Average Margin in 12 months = (Net Interest Income / Total Average Assets – Repos – Permanent Assets)

In the comparison between the first quarter of 2015 over the previous quarter, the R$ 613 million increase was due to the greater: (i) interest earning portion, totaling R$ 587 million; and (ii) the non-interest earning portion, totaling R$ 26 million.

In the first quarter of 2015, net interest income reached R$ 13,599 million, increasing R$ 2,637 million compared with the same period of previous year, reflecting: (i) a R$ 2,401 million growth in the result of interest earning operations, particularly “Credit Intermediation Margins” and “Securities/Other”; and (ii) R$ 236 million for the non-interest earning portion.

NII - Interest Earning Portion

NII - Interest Earning Portion – Breakdown

	R$ million
	Interest Earning Portion Breakdown
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Credit Intermediation	10,242	10,061	9,048	181	1,194
Insurance	1,420	1,253	964	167	456
Securities/Other	1,611	1,372	860	239	751
Interest Earning Portion	13,273	12,686	10,872	587	2,401

The interest earning portion stood at R$ 13,273 million in the first quarter of 2015, against R$ 12,686 million recorded in the fourth quarter of 2014, accounting for an increase of R$ 587 million. The business line that most contributed to this result was “Securities/Other”, due to the IPCA performance in the quarter.

In the comparison between the first quarter of 2015 over the same period in the previous year, the interest earning portion recorded a R$ 2,401 million growth in the interest earning portion, particularly the lines of “Credit Intermediation”, result of a better capital-raising management, and “Securities/Other”, which includes the effect of the assets and liabilities management (ALM).

  34  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

NII - Interest Earning Portion

NII - Interest Earning Portion – Rates

The interest earning portion rate in the last 12 months stood at 7.3% in the first quarter of 2015, an increase of 0.2 p.p. from the previous quarter, primarily due to the income from the interest earning portion from “Securities/Other” and “Credit Intermediation”.

NII - Interest Earning Portion – Average Rates (12 months)

						R$ million
	1Q15				1Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,242	360,622	11.4%	9,048	335,187	11.1%
Insurance	1,420	155,920	3.2%	964	136,692	2.7%
Securities/Other	1,611	371,298	1.6%	860	345,490	1.0%
*
Interest Earning Portion	13,273	-	7.3%	10,872	-	6.8%
*
		1Q15		4Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,242	360,622	11.4%	10,061	350,957	11.2%
Insurance	1,420	155,920	3.2%	1,253	150,537	3.0%
Securities/Other	1,611	371,298	1.6%	1,372	360,410	1.4%
*
Interest Earning Portion	13,273	-	7.3%	12,686	-	7.1%

Bradesco    35

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Credit Intermediation Margin – Breakdown

	R$ million
	Net Interest Income - Credit Intermediation
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Interest - due to volume				92	241
Interest - due to spread				90	953
Interest Earning Portion	10,242	10,061	9,048	181	1,194
Income	16,730	15,921	13,662	809	3,068
Expenses	(6,488)	(5,860)	(4,614)	(628)	(1,874)

In the first quarter of 2015, interest earning portion of “Credit Intermediation” reached R$ 10,242 million, up 1.8% or R$ 181 million over the fourth quarter of 2014. The variation is the result of: (i) a R$ 92 million growth in the average business volume; and (ii) a R$ 90 million increase in the average spread.

In comparison with the same period in the previous year, there was an increase of 13.2% or R$ 1,194 million. The variation is the result of: (i) a R$ 241 million increase in the volume of operations; and (ii) an increase in the average spread, amounting to R$ 953 million, result of a better capital-raising management.

  36  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Net Credit Intermediation Margin

The graph above presents a summary of Credit Intermediation activity. The Gross Margin line refers to interest income from loans, deducted from the customer acquisition costs.

The curve relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others.

The curve relating to the Net Margin in the first quarter of 2015 was of R$ 6,662 million, down 1.4% in relation to the fourth quarter of 2014, mainly, due to an increase in the allowance for loan losses expenses, which was largely due to: (i) the alignment of the allowance level in relation to the current expectation of loss of certain operations with corporate clients; and (ii) the seasonal nature of the concentration of tax payments and expenses relating to the end of the year, which tend to impact our customers' ability to pay in a negative way.

In year-over-year comparison, the net interest income recorded a 7.7% growth due to an increase: (i) in the average spread; (ii) average volume of business; and was offset by (iii) delinquency performance in the period, mainly due to the downturn in economic activities.

Bradesco    37

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Expanded Loan Portfolio(1)

In March 2015, the expanded loan portfolio of Bradesco stood at R$ 463.3 billion, up 1.8% in the quarter was, mainly, due to a 4.6% increase in Large Corporations.

In the last 12 months, the portfolio presented a growth of 7.2%, due to: (i) Large Corporations, 10.4%; (ii) Individuals, 7.1%; and (iii) SMEs, 1.9%.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) operations abroad; and (ii) real estate financing. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for Individuals is presented below:

Individuals	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Payroll-deductible Loan	31,497	29,619	28,100	6.3	12.1
Credit Card	24,586	26,233	23,290	(6.3)	5.6
CDC / Vehicle Leasing	23,953	24,858	26,030	(3.6)	(8.0)
Real Estate Financing	18,778	17,919	14,521	4.8	29.3
Personal Loans	15,882	16,354	16,602	(2.9)	(4.3)
Rural Loans	10,121	10,300	8,813	(1.7)	14.8
BNDES/Finame Onlending	7,324	7,334	7,014	(0.1)	4.4
Overdraft Facilities	4,149	3,666	3,792	13.2	9.4
Sureties and Guarantees	557	458	282	21.6	97.5
Other	5,204	4,693	4,208	10.9	23.7
Total	142,051	141,432	132,652	0.4	7.1

Individual segment operations grew by 0.4% in the quarter and 7.1% over the last 12 months. The lines highlighted both in the quarter and in the last 12 months were: (i) payroll-deductible loan; and (ii) real estate financing.

  38  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

A breakdown of expanded loan portfolio products for Corporations is presented below:

Corporate	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Working Capital	43,277	45,004	43,304	(3.8)	(0.1)
Operations Abroad	42,139	36,119	31,778	16.7	32.6
BNDES/Finame Onlending	33,592	34,835	33,771	(3.6)	(0.5)
Real Estate Financing	24,300	23,560	20,900	3.1	16.3
Export Financing	16,841	15,839	15,814	6.3	6.5
CDC / Leasing	11,789	12,388	12,840	(4.8)	(8.2)
Credit Card	11,495	12,225	13,053	(6.0)	(11.9)
Overdraft Account	11,257	10,462	11,060	7.6	1.8
Rural Loans	6,451	6,657	6,054	(3.1)	6.6
Sureties and Guarantees	73,006	71,611	67,235	1.9	8.6
Operations bearing Credit Risk - Commercial Portfolio (1)	33,913	33,185	33,342	2.2	1.7
Other	13,195	11,810	10,495	11.7	25.7
Total	321,254	313,695	299,645	2.4	7.2

(1) Including debenture and promissory note operations.

Corporate segment operations grew by 2.4% in the quarter and 7.2% in the last 12 months. The highlights of the quarter were the following lines: (i) operations abroad; (ii) export financing; and (iii) overdraft account. In the last 12 months, the lines that showed significant growth were: (i) operations abroad; and (ii) real estate financing.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to consumer financing of individual customers, which stood at R$ 95.9 billion in March 2015, down 1.2% over the quarter and up 2.0% over the last 12 months.

The lines highlighted in March 2015 are: (i) personal loans, including payroll-deductible loans, totaling R$ 47.4 billion; and (ii) Vehicle CDC/leasing, totaling R$ 23.9 billion. Together, these operations totaled R$ 71.3 billion, accounting for 74.4% of the Consumer Financing balance.

Bradesco    39

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
CDC Portfolio	31,726	32,924	33,596	(3.6)	(5.6)
Individuals	23,654	24,539	25,487	(3.6)	(7.2)
Corporate	8,072	8,385	8,109	(3.7)	(0.5)
Leasing Portfolio	1,514	1,682	2,358	(10.0)	(35.8)
Individuals	299	319	543	(6.3)	(44.9)
Corporate	1,215	1,363	1,815	(10.9)	(33.1)
Finame Portfolio	10,356	11,295	11,404	(8.3)	(9.2)
Individuals	551	615	757	(10.4)	(27.2)
Corporate	9,805	10,680	10,647	(8.2)	(7.9)
Total	43,596	45,901	47,358	(5.0)	(7.9)
Individuals	24,504	25,473	26,787	(3.8)	(8.5)
Corporate	19,092	20,428	20,571	(6.5)	(7.2)

Vehicle financing operations (individual and corporate customers) totaled R$ 43.6 billion in March 2015, recording a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 72.8% corresponds to CDC, 23.8% to FINAME, and 3.4% to Leasing. Individuals represented 56.2% of the portfolio, while Corporate customers accounted for the remaining 43.8%.

The variations in the portfolio are a reflection of a shrinking financing market, and Bradesco’s search for less risky and more profitable operations.

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector showed a slight variation in the share of the sectors that it comprises. In the quarter-over-quarter comparison, highlight is given to the increase in participation of the “Industry” and “Services” sectors. In the last 12 months, the “Services” sector posted the highest growth.

Activity Sector						R$ million
	Mar15%		Dec14%		Mar14%
Public Sector	8,749	1.9	7,916	1.7	7,052	1.6
Private Sector	454,556	98.1	447,211	98.3	425,245	98.4
0
Corporate	312,505	67.4	305,779	67.2	292,593	67.7
Industry	94,438	20.4	91,311	20.1	90,744	21.0
Commerce	57,139	12.3	57,382	12.6	55,117	12.7
Financial Intermediaries	6,931	1.5	6,774	1.5	9,510	2.2
Services	150,114	32.4	146,569	32.2	133,696	30.9
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,883	0.8	3,743	0.8	3,526	0.8
Individuals	142,051	30.7	141,432	31.1	132,652	30.7
Total	463,305	100.0	455,127	100.0	432,297	100.0

  40  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$ 25.7 billion growth in the loan portfolio over the last 12 months, and accounted for 5.6% of the portfolio in March 2015.

Bradesco    41

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and customers that remained in the loan portfolio since March 2014 received ratings between AA and C, demonstrating the adequacy and consistency of the loan assignment and monitoring policy and processes, as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating from March 2014 through March 2015
Rating	Total Credit in March 2015		New customers between April 2014 and March 2015		Remaining Customers from March 2014
	R$ million	%	R$ million	%	R$ million	%
AA - C	433,712	93.6	24,636	95.8	409,076	93.5
D	7,450	1.6	322	1.2	7,128	1.6
E - H	22,143	4.8	767	3.0	21,376	4.9
Total	463,305	100.0	25,725	100.0	437,580	100.0

Expanded Loan Portfolio – By Customer Profile

The chart below presents the evolution in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Corporations	206,338	197,188	186,865	4.6	10.4
SMEs	114,916	116,507	112,780	(1.4)	1.9
Individuals	142,051	141,432	132,652	0.4	7.1
Total Loan Operations	463,305	455,127	432,297	1.8	7.2

Expanded Loan Portfolio – By Customer Profile and Rating (%)

Loans rated between AA and C presented a slight decrease both in the quarter and in the last 12 months.

Customer Profile	By Rating
		Mar15			Dec14			Mar14
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	97.5	0.7	1.7	98.1	0.5	1.5	98.0	0.9	1.1
SMEs	89.7	3.1	7.3	90.2	2.8	7.0	90.6	2.9	6.4
Individuals	91.1	1.7	7.2	91.2	1.6	7.2	91.1	1.7	7.2
Total	93.6	1.6	4.8	93.9	1.4	4.7	93.9	1.7	4.4

  42  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Expanded Loan Portfolio - By Business Segment

Regarding the growth of the expanded loan portfolio by Business Segment, we highlight the growth of the Corporate and Prime segments, in the quarter and the last 12 months.

Business Segments	R$ million						Variation %
	Mar15%		Dec14%		Mar14%		Quarter	12M
Retail	128,409	27.7	128,949	28.4	120,032	27.8	(0.4)	7.0
Corporate	207,340	44.7	197,996	43.5	189,040	43.7	4.7	9.7
Middle Market	50,409	10.9	50,083	11.0	48,333	11.2	0.7	4.3
Prime	22,170	4.8	21,956	4.8	19,641	4.5	1.0	12.9
Other / Non-account Holders (1)	54,976	11.9	56,143	12.3	55,251	12.8	(2.1)	(0.5)
Total	463,305	100.0	455,127	100.0	432,297	100.0	1.8	7.2

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$ 15.1 billion in March 2015 (US$ 15.7 billion in December 2014 and US$ 16.2 billion in March 2014), down 3.8% in the quarter and 6.8% over the last 12 months, in U.S. Dollars. In Brazilian Reais, such operations totaled R$ 48.5 billion in March 2015 (R$ 41.8 billion in December 2014 and R$ 36.7 billion in March 2014), up 16.0% in the quarter and 32.2% over the last 12 months.

In March 2015, total loan operations in Reais stood at R$ 414.8 billion (R$ 413.3 billion in December 2014 and R$ 395.6 billion in March 2014), up 0.4% in the quarter and 4.9% in the last 12 months.

Bradesco    43

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Expanded Loan Portfolio – by Debtor

The range of the hundred main debtors was more concentrated in the quarter, and it presented a good quality since most of the loans are related to clients with ratings between AA and A.

Loan Portfolio(1) – By Type

All operations bearing credit risk stood at R$ 492.4 billion, up 2.3% in the quarter and 7.6% in the last 12 months.

	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Loans and Discounted Securities	171,516	165,239	157,271	3.8	9.1
Financing	125,197	124,593	117,900	0.5	6.2
Rural and Agribusiness Financing	23,750	24,083	21,474	(1.4)	10.6
Leasing Operations	4,015	4,319	5,271	(7.0)	(23.8)
Advances on Exchange Contracts	7,036	5,876	6,459	19.7	8.9
Other Loans	20,909	22,535	19,884	(7.2)	5.2
Subtotal Loan Operations (2)	352,424	346,644	328,257	1.7	7.4
Sureties and Guarantees Granted (Memorandum Accounts)	73,563	72,070	67,518	2.1	9.0
Operations bearing Credit Risk - Commercial Portfolio (3)	33,913	33,185	33,342	2.2	1.7
Letters of Credit (Memorandum Accounts)	502	336	445	49.2	12.8
Advances from Credit Card Receivables	1,493	1,441	1,100	3.6	35.7
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,308	1,351	1,525	(3.2)	(14.2)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	102	101	111	1.1	(8.1)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	463,305	455,127	432,297	1.8	7.2
Other Operations Bearing Credit Risk (4)	29,067	25,985	25,230	11.9	15.2
Total Operations bearing Credit Risk	492,372	481,112	457,527	2.3	7.6
(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;
(2) As defined by Bacen;
(3) Including debenture and promissory note operations; and
(4) It includes CDI operations, Rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

  44  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It should be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

Bradesco    45

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Loan Portfolio(1) – Delinquency

The delinquency ratio, composed of the balance of operations more than 90 days past due, showed a slight increase year-over-year and quarter-over-quarter, mainly due to the downturn in the economic activities, which impacted the growth of the portfolio of the SMEs segment.

Short-term delinquency, including operations past due between 15 and 90 days, increased for both Individuals and Corporations, which has already been expected, due to the seasonal nature of the quarter, with a possibility of recovering the historical standard, according to the following graph.

In the year-over-year comparison, this ratio remained stable, being favored in the Individual Segment.

  46  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses (ALL) totaled R$ 23.6 billion in March 2015, representing 6.7% of the total loan portfolio, comprising: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Bradesco    47

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

It is worth mentioning the assertiveness of the provisioning criteria adopted, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of loss net of recovery, for an existing provision of 6.5% of the portfolio(1) in March 2014, the net loss in the subsequent 12 months was 2.8%, that is, the existing provision exceeded over 133% the loss occurred in the subsequent 12 months.

In March 2014, for an existing provision of 6.5% of the portfolio(1), the gross loss in the subsequent 12-month period was 4.0%, meaning that the existing provision exceeded over 63% the loss in the subsequent 12 months, as illustrated in the graph below.

  48  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Allowance for Loan Losses (ALL)(1)

Allowance for Loan Losses ratios have presented very comfortable levels in relation to loans over 60 and 90 days past due, and reached a 149.8% and a 187.0% coverage, respectively.

The Non-Performing Loans ratio (operations over 60 days past due) presented a slight increase in the quarter-over-quarter comparison, largely, due to the downturn in the economic activities and the seasonal nature of the quarter.

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

Bradesco    49

       Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Loan Portfolio – Portfolio Indicators

With a view to facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

			R$ million (except %)
	Mar15	Dec14	Mar14
Total Loan Operations (1)	352,424	346,644	328,257
- Individuals	140,859	140,309	131,553
- Corporate	211,565	206,335	196,704
Total Provision (2)	23,618	23,146	21,407
- Specific	12,325	12,004	10,778
- Generic	7,285	7,135	6,621
- Excess (2)	4,008	4,007	4,008
Specific Provision / Total Provision (2) (%)	52.2	51.9	50.3
Total Provision (2) / Loan Operations (%)	6.7	6.7	6.5
AA - C Rated Loan Operations / Loan Operations (%)	92.1	92.2	92.2
D Rated Operations under Risk Management / Loan Operations (%)	1.9	1.8	2.1
E - H Rated Loan Operations / Loan Operations (%)	6.1	6.0	5.7
D Rated Loan Operations	6,655	6,077	7,013
Provision for D-rated Operations	1,872	1,709	1,910
D Rated Provision / Loan Operations (%)	28.1	28.1	27.2
D - H Rated Non-Performing Loans	17,926	17,184	16,293
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	131.7	134.7	131.4
E - H Rated Loan Operations	21,356	20,954	18,714
Provision for E-to-H-rated Loan Operations	17,965	17,546	15,560
E - H Rated Provision / Loan Operations (%)	84.1	83.7	83.1
E - H Rated Non-Performing Loans	14,703	14,355	12,987
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	160.6	161.2	164.8
Non-performing Loans (3)	15,770	14,779	13,928
Non-performing Loans (3) / Loan Operations (%)	4.5	4.3	4.2
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	149.8	156.6	153.7
Loan Operations Overdue for over 90 days	12,631	12,246	11,048
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.6	3.5	3.4
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	187.0	189.0	193.8
(1) As defined by Bacen;
(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and
(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

  50  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin – Interest Earning Portion

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to, effectively, obtain funding from customers. This is a result of: (i) the outstanding location of its service points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

Funding vs. Investments	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Demand Deposits + Sundry Floating	36,794	33,464	42,411	10.0	(13.2)
Savings Deposits	91,741	92,155	82,098	(0.4)	11.7
Time Deposits + Debentures (1)	155,834	154,632	161,210	0.8	(3.3)
Funds from Financial Bills (2)	80,171	76,059	54,115	5.4	48.1
Customer Funds	364,540	356,310	339,834	2.3	7.3
(-) Reserve Requirements	(46,889)	(50,925)	(58,919)	(7.9)	(20.4)
(-) Available Funds	(10,549)	(10,940)	(7,250)	(3.6)	45.5
Customer Funds Net of Reserve Requirements	307,102	294,445	273,665	4.3	12.2
Onlending	42,605	43,779	41,057	(2.7)	3.8
Securities Abroad	8,076	8,766	10,395	(7.9)	(22.3)
Borrowing	19,764	15,219	15,667	29.9	26.2
Other (Subordinated Debt + Other Borrowers - Cards)	54,712	53,916	51,046	1.5	7.2
Total Funding (A)	432,259	416,125	391,830	3.9	10.3
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	389,742	383,057	364,779	1.7	6.8
B/A (%)	90.2	92.1	93.1	(1.9) p.p.	(2.9) p.p.
(1)  Debentures mainly used to back repos; and
(2) Including: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate.

Bradesco    51

       Economic and Financial Analysis

Credit Intermediation Margin - Interest Earning Portion

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Demand Deposits	30,230	33,029	38,569	(8.5)	(21.6)
Savings Deposits	91,741	92,155	82,098	(0.4)	11.7
Time Deposits	89,276	85,787	97,387	4.1	(8.3)
Debentures (1)	66,558	68,845	63,823	(3.3)	4.3
Borrowing and Onlending	62,370	58,998	56,724	5.7	10.0
Funds from Issuance of Securities (2)	88,247	84,825	64,511	4.0	36.8
Subordinated Debts	37,990	35,822	35,840	6.1	6.0
Total	466,412	459,461	438,952	1.5	6.3

(1) Considering mostly debentures used to back repos; and

(2) Including: Financial Bills, on March 31, 2015, totaling R$ 55,146 million (December 31, 2014 – R$ 54,961 million and March 31, 2014 – R$ 41,688 million).

Demand deposits

The reduction of R$ 2,799 million, or 8.5% in the quarter-over-quarter comparison, was largely due to: (i) the use of these resources by part of our customers, for payment some specific expenses at the beginning of the year (e.g. IPVA and IPTU); combined with: (ii) the seasonality of the fourth quarter, which contributed towards a higher volume of resources, considering the payment of the 13th salary.

In the comparison between the first quarter of 2015 over the same period of previous year, the R$ 8,339 million or 21.6% reduction were mostly due to new business opportunities offered to customers, because of interest rate fluctuations in the period.

Savings Deposits

Savings deposits totaled R$ 91,741 million in the end of the first quarter of 2015, remained practically stable compared with the end of the previous quarter.

In the comparison between the first quarter of 2015 over the same period of previous year, the increase of R$ 9,643 million or 11.7% originated substantially: (i) increase in voluntary deposits by customers; e (ii) the yield of savings account reserve.

Bradesco is always increasing its savings accounts base, posting a net growth of 9.1 million new savings accounts over the last 12 months.

  52  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Credit Intermediation Margin - Interest Earning Portion

Time Deposits

In the first quarter of 2015, time deposits totaled R$ 89,276 million, with an increase of R$ 3,489 million or 4.1% over the end of the fourth quarter of 2014, and reduction of R$ 8,111 million, or 8.3%, over the same period of the previous year.

This performance was largely, due to the oscillations of the interest rates occurring in the period and to new investment alternatives available to customers.

Debentures

In March 31, 2015, the Bradesco’s debentures balance totaled R$ 66.558 million, up R$ 2,287 million or 3.3% quarter-over-quarter and growth of R$ 2,735 million or 4.3% in the last twelve months.

These variations are due to the placement and maturity of the securities, which are also used to back repos that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The increase of R$ 3,372 million or 5.7% in the quarter-over-quarter comparison was essentially a result of: (i) the increase of R$ 4,731 million in foreign-currency-denominated and/or indexed borrowing and onlending bonds, a result of the positive exchange rate fluctuation of 20.8% in the period; and partially offset by: (ii) the decrease of R$ 1,359 million in the volume of funding raised by borrowings and onlending in the country, especially through FINAME operations.

In the comparison between the end of first quarter of 2015 over the same period of previous year, the balance of loans and onlending recorded a R$ 5,646 million or 10.0% increase, substantially due to increase of: (i) 5,587 million increase in loans and onlending denominated and/or indexed in foreign currency, whose balance was rose from R$ 15,826 million in March 2014 to R$ 21,413 million in March 2015, primarily, due to the positive exchange rate variation of 41.8% in the period.

Bradesco    53

       Economic and Financial Analysis

Credit Intermediation Margin - Interest Earning Portion

Funds from the Issuance of Securities

Funds from Issuance of Securities totaled R$ 88,247 million, a R$ 3,422 million or 4.0% increase  over the previous quarter, primarily due to: (i) the increase in the Real Estate Loan Letters operations, totaling R$ 2,437 million; (ii) the increase in Letters of Credit for Agribusiness operations, totaling R$ 1,567 million.

In the comparison between the end of first quarter of 2015 over the same period of previous year, the R$ 23,736 million or 36.8%  increase was essentially due to: (i) increased inventory of Financial Bills, from R$ 41,688 million in March 2014 to R$ 55,146 million in March 2015, primarily due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$ 7,276 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$ 5,494 million; and partially offset by: (iv) a R$ 2,320 million reduction in the volume of securities issued overseas.

Subordinated Debt

Subordinated Debt totaled R$ 37,990 million in March 2015 (R$ 11,093 million abroad and R$ 26,897 million in Brazil), up 6.1% or R$ 2,168 million in the quarter-over-quarter and 6.0% or R$ 2,150 million in the year-over-year, reflection of the exchange rate variation of the periods, partially offset by the maturity of debts.

  54  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Securities/Other Margin – Interest Earning Portion

Securities/Other Margin – Breakdown

	R$ million
	Securities/Other Margin - Interest Earning Operations
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Interest - due to volume				16	37
Interest - due to spread				223	714
Interest Earning Portion	1,611	1,372	860	239	751
Income	17,205	13,220	7,667	3,985	9,538
Expenses	(15,594)	(11,848)	(6,807)	(3,746)	(8,787)

In the comparison between the first quarter of 2015 over the previous quarter, there was an increase of R$ 239 million in the interest earning portion with Securities/Other. The change observed was primarily due to: (i) an increase of the average spread in the amount of R$ 223 million, reflection of IPCA performance in the quarter; and (ii) an increase in the volume of operations, in the amount of R$ 16 million.

In the comparison between the first quarter of 2015 over the same period of previous year, the interest earning portion with Securities/Other recorded an R$ 751 million growth. This result was due to: (i) a R$ 714 million increase in the average spread, resulting from the assets and liabilities management (ALM); and (ii) an increase in the volume of operations, resulting in R$ 37 million.

Insurance Margin - Interest Earning Portion

Insurance Margin – Breakdown

	R$ million
	Insurance Margin - Interest Earning Operations
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Interest - due to volume				16	58
Interest - due to spread				151	398
Interest Earning Portion	1,420	1,253	964	167	456
Income	5,155	3,666	3,448	1,489	1,707
Expenses	(3,735)	(2,413)	(2,484)	(1,322)	(1,251)

Comparing the first quarter of 2015 with the previous quarter, the interest earning portion with Insurance operations recorded a R$ 167 million growth, or 13.3%, which was due to: (i) a R$ 151 million increase in the average spread; reflecting, primarily, IPCA and IGP-M performance in the quarter and (ii) an increase in the volume of operations, totaling R$ 16 million.

When it is compared with the same period of previous year, net interest income increased 47.3%, or R$ 456 million, mostly due to: (i) growth of the average spread, in the amount of R$ 398 million; and (ii) a greater volume of operations, in the amount of R$ 58 million.

Bradesco    55

       Economic and Financial Analysis

NII - Non-Interest Earning Portion

NII - Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Non-Interest Earning Portion	326	300	90	26	236

Non-interest earning portion stood at R$ 326 million in the first quarter of 2015, compared to R$ 300 million in the previous quarter, for a R$ 26 million increase. In the year-over-year comparison, there was a R$ 236 million increase in the non-interest earning portion. These results reflect higher gains from market arbitrage.

  56  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Mar15	Dec14	Mar14
Assets
Current and Long-Term Assets	182,053	177,655	158,370
Securities	170,395	166,022	147,725
Insurance Premiums Receivable	2,991	2,991	2,779
Other Loans	8,667	8,642	7,866
Permanent Assets	4,900	4,747	4,342
Total	186,953	182,402	162,712
Liabilities
Current and Long-Term Liabilities	165,185	161,367	144,495
Tax, Civil and Labor Contingencies	2,596	2,458	2,317
Payables on Insurance, Pension Plan and Capitalization Bond Operations	536	558	412
Other Reserve Requirements	4,758	5,084	4,015
Insurance Technical Reserves	13,052	12,702	11,728
Life and Pension Plan Technical Reserves	137,322	133,857	119,942
Capitalization Bond Technical Reserves	6,921	6,708	6,081
Non-controlling Interest	631	602	615
Shareholder's Equity (1)	21,137	20,433	17,602
Total	186,953	182,402	162,712

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$ 14,864 million.

Consolidated Income Statement

			R$ million
	1Q15	4Q14	1Q14
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,634	17,806	11,450
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	8,421	8,200	7,091
Financial Result from the Operation	1,381	1,268	1,010
Sundry Operating Income	158	397	195
Retained Claims	(5,078)	(4,816)	(4,082)
Capitalization Bond Draws and Redemptions	(1,218)	(1,339)	(1,087)
Selling Expenses	(817)	(781)	(680)
General and Administrative Expenses	(553)	(679)	(538)
Tax Expenses	(173)	(166)	(160)
Other Operating Income/Expenses	(171)	(101)	(173)
Operating Result	1,950	1,983	1,576
Equity Result	134	178	164
Non-Operating Result	-	(8)	(12)
Income before Taxes and Profit Sharing	2,084	2,153	1,728
Income Tax and Contributions	(739)	(869)	(632)
Profit Sharing	(26)	(21)	(24)
Non-controlling Interest	(36)	(27)	(32)
Net Income	1,283	1,236	1,040

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Bradesco    57

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Life and Pension Plans	762	693	588	698	639	582	552	564
Health	182	201	168	184	192	175	139	155
Capitalization Bonds	152	120	74	119	110	101	105	97
Basic Lines and Other	187	222	228	71	99	143	82	115
Total	1,283	1,236	1,058	1,072	1,040	1,001	878	931

Performance Ratios

	%
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Claims Ratio (1)	71.7	70.9	72.7	70.2	70.1	71.1	72.7	71.1
Expense Ratio (2)	10.4	10.6	10.5	11.2	10.4	10.9	10.4	10.9
Administrative Expenses Ratio (3)	4.1	4.0	4.6	4.0	4.7	4.3	4.9	4.1
Combined Ratio (4) (5)	86.8	85.9	86.5	86.3	86.4	86.1	86.9	85.5

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excluding additional reserves.

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Due to the concentration of private pension plan contributions, which historically occur in the last quarter of the financial year, the revenues did not present the same performance, over the fourth quarter of 2014.

Considering the same period of previous year, the growth was 19.4% disregarding the DPVAT agreement, influenced by “Life and Pension Plans”, “Health” and “Capitalization Bonds” products, which increased 26.5%, 19.7%, and 11.0%, respectively.

  58  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

(*) In January 2014, Bradesco Vida e Previdência requested the shutdown of DPVAT insurance consortia. The DPVAT agreement share dropped from 18.4% to 5.4%, a decrease of 13 p.p. over December 2013.

Bradesco    59

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

  60  Economic and Financial Analysis Report – March 2015

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Expense Ratio by Segment

Bradesco    61

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

The 0.6 p.p. improvement in the administrative efficiency ratio between the first quarter of 2015 and the first quarter of previous year is a result of: (i) the benefits generated with cost-cutting measures; and (ii) a
19.1% increase in revenues for the period.

  62  Economic and Financial Analysis Report – March 2015

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

Bradesco    63

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Net Income	762	693	588	698	639	582	552	564
Premium and Contribution Income (1)	6,318	10,644	5,645	7,301	4,994	8,505	4,971	7,535
- Income from Pension Plans and VGBL	5,081	9,371	4,383	6,117	3,898	7,317	3,838	6,475
- Income from Life/Personal Accidents Insurance Premiums	1,237	1,273	1,262	1,184	1,096	1,188	1,133	1,060
Technical Reserves	137,322	133,857	126,858	124,192	119,942	119,228	115,814	114,383
Investment Portfolio	144,426	140,704	132,535	129,193	126,001	124,655	121,211	119,842
Claims Ratio	35.3	35.0	36.6	31.5	29.9	37.3	43.3	37.3
Expense Ratio	18.6	18.7	18.5	20.7	21.8	21.2	21.8	18.8
Combined Ratio	61.1	61.8	63.4	57.8	58.6	67.3	72.6	61.0
Participants / Policyholders (in thousands)	29,306	28,207	27,625	27,789	27,451	28,256	28,044	27,030
Premium and Contribution Income Market Share (%) (2)	25.8	28.4	25.4	26.6	26.1	30.2	29.1	28.8
Life/AP Market Share - Insurance Premiums (%) (2)	18.2	17.3	17.7	17.2	17.6	17.0	16.9	16.3

(1) Life/VGBL/PGBL/Traditional; and

(2) The first quarter of 2015 includes the latest data released by SUSEP (February/15).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Because of its solid structure, innovative product policy and the trust it has earned in the market, Bradesco Vida e Previdência accounted for 25.8% of the pension plan and VGBL income. (Source: SUSEP - February 2015).

The revenues, which for the segment is historically concentrated in the last quarter of the year, did not present the same performance over the fourth quarter of 2014. The net profit of the quarter increased by 10.0% over the previous quarter, due to: (i) an improved financial income; and (ii) the improvement in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015.

Net income for the first quarter of 2015 was up 19.2% over the same period in the previous year, mainly due to: (i) a 26.5% increase in revenue; (ii) a 3.2 p.p. reduction in the expense ratio; (iii) an improved financial income; (iv) improvement in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015; partially offset by: (v) a 5.4 p.p. increase in the claims ratio; and (vi) a decrease in the equity result.

  64  Economic and Financial Analysis Report – March 2015

       Economic and Financial Analysis

Bradesco Vida e Previdência

In March 2015, technical reserves for Bradesco Vida e Previdência stood at R$ 137.3 billion, made up of R$ 130.6 billion from Pension Plans and VGBL and R$ 6.7 billion from Life, Personal Accidents and Other Lines, resulting a growth of 2.6% over December 2014.

The Pension Plan and VGBL Investment Portfolio accounted for 32.0% of market funds in February 2015 (Source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In March 2015, the number of Bradesco Vida e Previdência customers surpassed 2.4 million pension plan and VGBL participants, and 26.9 million life and personal accident policyholders.	This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

Bradesco    65

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Net Income	182	201	168	184	192	175	139	155
Net Written Premiums	4,186	4,078	3,851	3,509	3,372	3,274	3,154	2,926
Technical Reserves	6,665	6,453	6,226	6,149	5,794	5,726	6,585	6,503
Claims Ratio	88.5	87.7	87.6	86.1	86.9	88.5	89.8	87.3
Expense Ratio	5.3	5.1	4.8	4.6	4.1	5.4	5.4	5.4
Combined Ratio	101.5	99.5	98.1	97.7	96.9	99.5	99.6	98.9
Policyholders (in thousands)	4,478	4,525	4,475	4,360	4,273	4,173	4,117	4,082
Written Premiums Market Share (%) (1)	46.7	46.1	45.8	45.2	45.4	46.0	45.6	48.8

(1) The first quarter of 2015 includes the latest data released by ANS (February 2015).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the first quarter of 2015 was down 9.5% over the results recorded in the previous quarter, mainly due to: (i) a 0.8 p.p. increase in the claims ratio; (ii) increased operating expenses related to the constitution of civil contingencies and provision for premiums in arrears; partially offset by: (iii) a 2.6% growth in revenues; and (iv) an improvement in the financial and equity results.

Net income for the first quarter of 2015 was down 5.2% over the same period of previous year, mainly due to: (i) a 1.6 p.p. increase in the claims ratio and 1.2 p.p. in the expense ratio; (ii) an increase in the operating expenses related to the constitution of civil contingencies and provision for premiums in arrears; partially offset by: (iii) a 24.1% growth in revenues; and (iv) an improvement in the financial results.

In March 2015, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 110 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 54 are Bradesco Saúde and Mediservice customers (Source: Exame magazine’s Melhores e Maiores ranking, June 2014).

  66  Economic and Financial Analysis Report – March 2015

       Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Bradesco Saúde and Mediservice Policyholders

The companies have a combined total of, approximately, 4.5 million customers. The large share of corporate insurance in this portfolio (96.0% in March 2015) is proof of its high level of specialization and customization in the provision of group plans.

We highlight the Small and Mid-Sized Group Insurance (SPG) portfolio, which covered 955 thousand lives in March 2015.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Net Income	152	120	74	119	110	101	105	97
Capitalization Bond Income	1,338	1,432	1,416	1,290	1,205	1,296	1,234	1,126
Technical Reserves	6,921	6,708	6,502	6,267	6,081	5,900	5,762	5,738
Customers (in thousands)	3,393	3,433	3,436	3,456	3,485	3,475	3,428	3,439
Premium Income Market Share (%) (1)	27.7	24.4	24.3	23.6	24.3	22.1	21.8	20.9

 (1) The first quarter of 2015 includes the latest data released by SUSEP (February/15).

Net income for the first quarter of 2015 recorded a 26.7% growth over the results recorded in the previous quarter, primarily due to: (i) improved financial income; and (ii) the decrease in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015.

Net income for the first quarter of 2015 recorded a 38.2% growth over the same period in 2014, primarily due to: (i) an 11.0% growth in revenues; and (ii) improved financial income; and (iii) improvement in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015.

Bradesco    67

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the first quarter of 2015 in first place among the capitalization bond companies, due to its policy of transparency and of adjusting its products based on potential consumer demand and consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of our customers, Bradesco Capitalização has a product portfolio ranging by payment method (lump or monthly), contribution term, periodicity and value of premiums that meet requirements and expectations of customers.

Combining a pioneer spirit with business strategic view, Bradesco Capitalização has launched onto the market products concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering to customers the possibility of creating a financial reserve, Capitalization Bonds with socio-environmental profile seek to raise our customer’s awareness about the importance of this theme and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) SOS Mata Atlântica Foundation (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Amazonas Sustentável Foundation (which contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from preservation centers in the state of Amazonas); (iii) the Brazilian Cancer Control Institute (which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); and (iv) Tamar Project (created to preserve sea turtles).

The portfolio is composed of 23.6 million active bonds. Of this total, 34.8% are represented by “Traditional Bonds”, sold at the Branch Network and at Bradesco Dia&Noite service channels. The other 65.2% of the portfolio is represented by “Incentive” bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the purpose of this type of capitalization bond is to add value to the product of a partner company or even to encourage timely payment by its customers, the bonds have reduced maturity and grace terms and lower sale price.

  68  Economic and Financial Analysis Report – March 2015

       Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Net Income	42	60	37	38	86	71	25	43
Net Written Premiums	1,401	1,319	1,655	1,551	1,399	1,108	1,276	1,204
Technical Reserves	5,910	5,823	5,952	5,689	5,314	4,998	5,003	4,817
Claims Ratio	61.2	62.1	62.8	62.5	58.0	59.1	59.5	58.6
Expense Ratio	19.7	19.5	21.0	21.8	20.9	19.6	18.9	18.0
Combined Ratio	107.3	106.4	105.4	107.6	103.6	104.5	101.6	100.8
Policyholders (in thousands)	4,285	4,480	4,536	3,690	3,882	3,613	3,631	3,652
Premium Income Market Share (%) (1)	9.8	10.1	10.6	10.6	10.3	8.8	9.1	9.1

 (1) The first quarter of 2015 includes the latest data released by SUSEP (February/15).

Note: We are considering Atlântica Companhia de Seguros as of the first quarter of 2014.

In the first quarter of 2015, the revenues posted a 6.2% growth over the previous quarter. The net profit of the first quarter of 2015 was 30.0% less than the results calculated in the last quarter, due to: (i) the decrease in the equity results; partially offset by: (ii) a 0.9 p.p. decrease in the claims ratio; (iii) the improvement in the financial results; and (iv) the improvement in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015.

The net profit in the first quarter of 2015 posted a 51.2% decrease over the same period of the previous year, primarily due to: (i) the decrease in the equity results; (ii) a 3.2 p.p. increase in the claims ratio; partially offset by: (iii) a 1.2 p.p. decrease in the expense ratio; and (iv) the improvement in the financial results.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. It results in a renewal of the main accounts, whether as the leading company or through participation in co-insurance. In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business.

Despite strong competition in the Auto/RCF line, the insurer maintained its fleet at approximately 1.6 million vehicles, guaranteed by the maintenance of competitiveness, mainly due to the establishment of a refined and segmented quoting process. Another important fact relates to improvements to current products and the creation of products for a specific target market. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to 15 years of use.

In order to provide its customers with a better service, Bradesco Auto/RE currently counts with 31 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place. Some of the services offered include: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

Bradesco    69

       Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base.

It is worth pointing out that we continue with a strong strategy for the “home insurance” segment, totaling more than 1.3 million insured homes. We recently launched the Monthly Home Insurance; a product that can be billed monthly billing via checking account debit.

  70  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income					R$ million
	1Q15	4Q14	1Q14	Variation
				Quarter	12M
Card Income	2,208	2,205	1,936	3	272
Checking Account	1,072	1,080	944	(8)	128
Loan Operations	635	695	573	(60)	62
Fund Management	625	657	562	(32)	63
Collection	387	398	380	(11)	7
Consortium Management	244	240	199	4	45
Underwriting / Financial Advisory Services	149	121	221	28	(72)
Custody and Brokerage Services	129	136	125	(7)	4
Payments	102	87	96	15	6
Other	193	220	247	(27)	(54)
Total	5,744	5,839	5,283	(95)	461
Business Days	61	65	61	(4)	-

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

Bradesco    71

       Economic and Financial Analysis

Fee and Commission Income

Card Income

Income from card fees totaled R$ 2,208 million in the first quarter of 2015 remained practically stable over the previous quarter.

In the comparison between the first quarter of 2015 over the same period of previous year, the 14.0% growth, or R$ 272 million, is primarily due to: (i) an increase in revenue of credit and debit cards; and (ii) increase of cards base.

  72  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Fee and Commission Income

Checking Account

Checking account service revenues remained practically stable in the first quarter of 2015, compared to the previous quarter, even considering the seasonal effect of the fourth quarter of 2014, period in which there is a substantial increase in the volume of services provided to our checking account holders.

In the comparison between the first quarter of 2015 and the same period of previous year, the income from checking account services increased R$ 128 million, or 13.6%, primarily due to: (i) an expanded portfolio of services provided to our clients; and (ii) the increase in business volume.

Loan Operations

In the first quarter of 2015, revenues from loan operations totaled R$ 635 million, which represent a R$ 60 million or 8.6% decrease over the previous quarter, largely due to the increased volume of operations contracted in the fourth quarter of 2014.

In the comparison between the first quarter of 2015 and the same period of previous year, the R$ 62 million or 10.8% increase was substantially due to: (i) higher income from collaterals, which increased 17.0%, deriving mostly from a 9.0% growth in the volume of “Sureties and Guarantees” operations; and (ii) the increase in the volume of the other operations contracted in the period.

Bradesco    73

       Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the first quarter of 2015, fund management income totaled R$ 625 million, presenting a reduction of R$ 32 million or 4.9% compared to previous quarter due to the lower number of business days in the quarter.

In the comparison between the first quarter of 2015 over the same period of previous year, the increase of R$ 63 million or 11.2%, was basically due to the increase in the volume of funds raised and managed, which grew 12.1% in the period.

Investments in fixed income funds led the segment, with growth of 13.4% in the period.

Shareholders' Equity	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Investment Funds	450,815	446,787	402,449	0.9	12.0
Managed Portfolios	34,837	34,672	28,649	0.5	21.6
Third-Party Fund Quotas	6,788	7,271	8,078	(6.6)	(16.0)
Total	492,440	488,730	439,176	0.8	12.1
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Mar15	Dec14	Mar14	Quarter	12M
Investment Funds – Fixed Income	425,218	419,768	375,054	1.3	13.4
Investment Funds – Equities	25,597	27,019	27,395	(5.3)	(6.6)
Investment Funds – Third-Party Funds	4,887	5,316	5,828	(8.1)	(16.1)
Total - Investment Funds	455,702	452,103	408,277	0.8	11.6
x
Managed Portfolios - Fixed Income	27,697	26,542	20,297	4.4	36.5
Managed Portfolios – Equities	7,140	8,130	8,352	(12.2)	(14.5)
Managed Portfolios - Third-Party Funds	1,901	1,955	2,250	(2.8)	(15.5)
Total - Managed Funds	36,738	36,627	30,899	0.3	18.9
x
Total Fixed Income	452,915	446,310	395,351	1.5	14.6
Total Equities	32,737	35,149	35,747	(6.9)	(8.4)
Total Third-Party Funds	6,788	7,271	8,078	(6.6)	(16.0)
Overall Total	492,440	488,730	439,176	0.8	12.1

  74  Economic and Financial Analysis Report– March 2015

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the first quarter of 2015, billing and collection income remained virtually stable compared to the previous quarter.

In the comparison between the first quarter of 2015 over the same period of previous year, the annual increase of 2.7%, or R$ 13 million, was mainly due to the greater volume of processed documents, up from 545 million in the first quarter of 2014 to 549 million in the first quarter of 2015, resulting an increase of 4 million of processed documents for the period.

Consortium Management

In the first quarter of 2015, income from consortium management increased R$ 4 million or 1.7% compared to the previous quarter, as a result of the sales made in that period. On March 31, 2015, Bradesco had 1,101 thousand active quotas (1,062 thousand active quotas on December 31, 2014), ensuring a leading position in all the segments it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the first quarter of 2015 over the same period of previous year, the 22.6% or R$ 45 million increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, ranging from 957 thousand active quotas on March 31, 2014, to 1,101 thousand active quotas on March 31, 2015, an increase of 144 thousand net quotas.

Bradesco    75

       Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the first quarter of 2015, total earnings with custody and brokerage services presented a reduction of R$ 7 million or 5.1% compared to the previous quarter. Such performance was, primarily, due to the lower number of business days in the quarter.

In the comparison between the first quarter of 2015 over the same period of previous year, the increase of R$ 4 million or 3.2%, reflected the growth in income from custody services, considering the increase in the average volume of assets under custody in the period.

Underwriting / Financial Advisory Services

The R$ 28 million or 23.1% increase in the quarter-over-quarter comparison resulted primarily from the increased activity in the capital market during the first quarter of 2015.

In the comparison between the first quarter of 2015 over the same period of the previous year, the reduction of R$ 72 million, or 32.6%, refers, essentially, to the higher volume of business made in the first quarter of 2014, highlighting the Structured Operations and Project Finance.

It is important to note that variations recorded in this income derive from the volatile performance of the capital market.

  76  Economic and Financial Analysis Report– March 2015

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses							R$ million
	1Q15	4Q14	1Q14	Variation
				1Q15 x 4Q14		1Q15 x 1Q14
				Amount	%	Amount	%
Personnel Expenses
Structural	2,813	2,933	2,646	(120)	(4.1)	167	6.3
Payroll/Social Charges	2,063	2,156	1,954	(93)	(4.3)	109	5.6
Benefits	750	777	692	(27)	(3.5)	58	8.4
Non-Structural	632	743	633	(111)	(14.9)	(1)	(0.2)
Management and Employee Profit Sharing	397	385	360	12	3.1	37	10.3
Provision for Labor Claims	139	213	182	(74)	(34.7)	(43)	(23.6)
Training	23	51	17	(28)	(54.9)	6	35.3
Termination Costs	73	94	74	(21)	(22.3)	(1)	(1.4)
Total	3,445	3,676	3,279	(231)	(6.3)	166	5.1
x
Administrative Expenses
Outsourced Services	904	1,109	903	(205)	(18.5)	1	0.1
Depreciation and Amortization	506	502	452	4	0.8	54	11.9
Communication	391	388	376	3	0.8	15	4.0
Data Processing	363	369	306	(6)	(1.6)	57	18.6
Asset Maintenance	240	200	152	40	20.0	88	57.9
Rental	230	240	214	(10)	(4.2)	16	7.5
Financial System Services	198	193	197	5	2.6	1	0.5
Transportation	157	181	203	(24)	(13.3)	(46)	(22.7)
Security and Surveillance	149	141	138	8	5.7	11	8.0
Advertising and Marketing	133	401	178	(268)	(66.8)	(45)	(25.3)
Materials	78	89	77	(11)	(12.4)	1	1.3
Water, Electricity and Gas	78	65	61	13	20.0	17	27.9
Trips	29	54	30	(25)	(46.3)	(1)	(3.3)
Other	183	227	198	(44)	(19.4)	(15)	(7.6)
Total	3,639	4,159	3,486	(520)	(12.5)	153	4.4
x
Total Personnel and Administrative Expenses	7,084	7,835	6,765	(751)	(9.6)	319	4.7
x				0	-	0	-
Employees (1)	94,976	95,520	99,545	(544)	(0.6)	(4,569)	(4.6)
Service Points (2)	74,917	75,176	73,320	(259)	(0.3)	1,597	2.2
(1) The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brazil; and
(2) The reduction, in March 2015, refers to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”.

In the first quarter of 2015, total Personnel and Administrative Expenses amounted to R$ 7,084 million, with reduction of 9.6% or R$ 751 million, in comparison with the previous quarter. In the comparison with the same period of the previous year, total Personnel and Administrative Expenses presented a growth of 4.7% or R$ 319 million.

Personnel Expenses

In the first quarter of 2015, personnel expenses totaled R$ 3,445 million, with reduction of 6.3% or R$ 231 million compared to the previous quarter.

The R$ 120 million decrease in structural expenses was largely due to a higher number of employees on vacation, which is common in the first quarter of every year, with an impact in the amount of R$ 77 million.

The R$ 111 million decrease in non-structural expenses is, primarily, due to lower expenses with: (i) provision for labor claims, amounting to R$ 74 million; (ii) training, amounting to R$ 28 million; and (iii) cost of terminations and charges, totaling R$ 21 million.

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       Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the comparison between the first quarter of 2015 over the same period of previous year, the increase of R$ 166 million, or 5.1%, was essentially due to the structural portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2014 collective agreements (increase of 8.5%).

  78  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the first quarter of 2015, the reduction of administrative expenses of R$ 520 million or 12.5% compared to the previous quarter, which was primarily due to lower  expenses with: (i) advertising, in the amount of R$ 268 million, due to the investments made to support institutional positioning and product offerings, made at the end of 2014; and (ii) third-party services, in the amount of R$ 205 million, largely affected by the seasonal effect of the increase of transactions and services, which is common in the fourth quarter of every year.

In the comparison between the first quarter of 2015 and the same period of previous year, the increase of 4.4% and R$ 153 million, was due to a consistent cost control, despite increasing expenses with: (i) growth in business and services volumes in the period; (ii) contractual adjustments; and (iii) expansion of 1,597 Service Points in the period totaling 74,917 Service Points on March 31, 2015. We should note the performance of inflation index (IPCA) over the past 12 months, which reached 8.1%.

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       Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 0.7 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee and measures applied to increase the offer of products and services to the entire client base.

It should be pointed out that 77.4% is the best rate over the last six years.

Tax Expenses

The increase of R$ 98 million or 8.1% in tax expenses compared to the previous quarter, was largely due to: (i) an increase in expenses with Cofins, derived from the increase in taxable income; and (ii) an increase in expenses with IPTU, due to the prepayment of this tax.

In the comparison between the first quarter of 2015 over the same period of previous year, such expenses increased R$ 195 million, or 17.5%, due to the increase in expenses with PIS/Cofins, derived from the increase in taxable income.

Equity in the earnings (losses) of unconsolidated companies

In the first quarter of 2015, the equity in the earnings (losses) of unconsolidated companies presented a reduction, both in the quarter-over-quarter and year-over-year comparisons, due to lower results with the unconsolidated company “IRB – Brasil Resseguros”.

  80  Economic and Financial Analysis Report – March 2015

Economic and Financial Analysis

Operating Income

Operating income totaled R$ 6,649 million in the first quarter of 2015, a R$ 117 million or 1.8% increase from the previous quarter. This performance was, substantially, driven: (i) by lower personnel and administrative expenses, amounting to R$ 751 million; (ii) the higher result with the net interest income, amounting to R$ 613 million; partially offset by: (iii) an increase in other operating expenses (net of other incomes), amounting to R$ 552 million; (iv) higher expenses with allowance for loan losses, amounting to R$ 273 million; (v) a lower operating result from Insurance, Pension Plans and Capitalization Bonds, amounting to R$ 152 million; (vi) an increase in tax expenses, amounting to R$ 98 million; and (vii) the reduction of the fees and commission income, amounting to R$ 95 million.

In the comparison between the first quarter of 2015 over the same period of previous year, the increase of R$ 1,239 million or 22.9%, was mainly driven by: (i) the R$ 2,637 million increase net interest income results; (ii) increase in fees and commission income, totaling R$ 461 million; offset by: (iii) higher expenses with allowance for loan losses , in the amount of R$ 719 million; (iv) an increase in other operating expenses (net of other income), totaling R$ 521 million; (v) increased personnel and administrative expenses, in the amount of R$ 319 million; and (vi) an increase in tax expenses, totaling R$ 195 million.

Non-Operating Income

In the first quarter of 2015, non-operating income posted a loss of R$ 68 million, remained stable from the previous quarter, and presented an increase of R$ 32 million from the same period of the previous year, essentially, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

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       Economic and Financial Analysis

Glossary – Net Interest Income – Breakdown and Methodology

In order to facilitate the understanding of the items that compose the Net Interest Income, as well as provide a clearer observation of its trend, we present the breakdown of the Interest Earning Portion and the Non-Interest Earning Portion:

Interest Earning Portion
x
Credit Intermediation Margin
Breakdown:	Calculation Methodology:
Loan and Leasing Operations	Remunerated at rate applied for client less funding cost for deposits, including legal remunerations for liabilities and Credit Guarantee Fund (FGC); and remuneration of PDD stock at market rate
x
Insurance Margin
Breakdown:	Calculation Methodology:
Technical / Mathematical Reserves (balance sheet account)	Spread between rates on securities / assets collateralizing provisions and cost of updating provisions + remuneration on Insurance Group shareholders equity at market rate.
x
Securities/Other Margin
Breakdown:	Calculation Methodology:
Shareholder's Equity (Except for Insurance Group) + Subordinated Debt	Shareholder's Equity + Liabilities (-) Other Assets - Permanent Assets at market rate; Subordinated Debt: Rate paid to Customers - Market rate; and ALMs: result from mismatches at market rate.
+ Liabilities (-) Other Assets
(-) Permanent Assets
+ ALMs
x
NII - Non-Interest Earning Portion
x
Income from market operations

  82  Economic and Financial Analysis Report– March 2015

         Return to Shareholders

Corporate Governance

Bradesco’s management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of ten members who are eligible for reelection. There are nine external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members, who elect the members of the Board of Executive Officers, are themselves elected at the Annual Shareholders’ Meeting.

Bradesco’s Board of Directors is supported by six Committees, two of which are Statutory Committees (Audit and Compensation) and four of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), while the Board of Executive Officers is supported by several Executive Committees.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (Abrasca), in 2011. In December 2014, Austin Rating held its AA+ Corporate Governance rating attributed to Bradesco, which reflects the company’s commitment to corporate governance practices that adhere to the best practices defined by the Austin Rating, based on the main codes published on this topic.

All matters proposed for the General Meetings held on March 10, 2015 were approved.

Further information is available at the Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations – IR

The commitment with transparency, the democratization of information, the timeliness and search for best practices are essential factors and constantly reinforced by the area of Investor Relations of Bradesco. In the first quarter of 2015, Bradesco promoted 102 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting a total of 1,557 investors.

In the disclosure of quarterly results, teleconferences were held in Portuguese and English, clarifying doubts and counting on the participation of approximately 577 people.

We also highlight the publication of the 2014 Annual Report, which follows the G4 version of the Global Reporting Initiative (GRI), and presents, in a single document, the business performance, the economic-financial information and of sustainability, and performance indicators and perspectives of the Organization. The continuous improvement of the reporting process lead, in this document, to the incorporation of aspects proposed by the International Structure for Integrated Reporting - published by the International Integrated Reporting Council (IIRC), in order to evolve in the path of effective integration of management and disclosure of financial and non-financial information.

  84  Economic and Financial Analysis Report – March 2015

Return to Shareholders

Sustainability

Corporate Sustainability

In the continuous search for enhancing the organizational structures, Bradesco created its Corporate Sustainability area integrated to the strategic planning structure of the Organization, reinforcing the transversal treatment of the theme in our business.

Implementation of the Socio-Environmental Responsibility Policy (PRSA, abbrev. in Portuguese)

Bradesco reviewed and published a new Sustainability Policy of the Organization and Norm of Socio-Environmental Responsibility in line with Resolution No. 4.327/14 - Bacen, which regulates the socio-environmental practices of the financial institutions. The bank also constituted an action plan to improve the practices and meet the new market requisites.

Bradesco Shares

Number of Shares – Common and Preferred Shares

	In thousands
	Mar15	Dec14	Mar14
Common Shares	2,520,886	2,100,738	2,100,738
Preferred Shares	2,513,583	2,094,652	2,094,652
Subtotal – Outstanding Shares	5,034,469	4,195,391	4,195,391
Treasury Shares	14,260	11,883	11,883
Total	5,048,729	4,207,274	4,207,274

On March 31, 2015, Bradesco’s Capital Stock stood at R$ 43.1 billion, composed of 5,048,729 thousand shares, made up of 2,524,365 thousand common shares and 2,524,364 thousand preferred shares, as book entries and without par value. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is, in turn, controlled by Fundação Bradesco and BBD Participações S.A., whose shareholders are the majority of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Bradesco    85

         Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Mar15%		Ownership of Capital (%)	Mar14%		Ownership of Capital (%)
Individuals	322,482	89.7	21.6	327,273	89.8	22.5
Companies	35,937	10.0	45.2	36,119	9.9	45.5
Subtotal Domiciled in Brazil	358,419	99.7	66.8	363,392	99.7	68.0
Domiciled Abroad	1,250	0.3	33.2	1,062	0.3	32.0
Total	359,669	100.0	100.0	364,454	100.0	100.0

Regarding Bradesco’s shareholders, residing either in Brazil or abroad, there were 358,419 shareholders domiciled in Brazil on March 31, 2015, accounting for 99.7% of all shareholders and 66.8% of shares. The number of shareholders residing abroad was 1,250, accounting for 0.3% of the total number of shareholders and 33.2% of shares.

Bradesco Shares

Average Daily Trading of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and on the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE.

During the first quarter of 2015, the average daily trading volume of our shares reached R$ 642 million, the highest number in the series below. This amount was 3.2% higher than the average volume daily traded in 2014, mainly due to the higher trading volume of our ADRs, which are traded on the NYSE.

  86  Economic and Financial Analysis Report – March 2015

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa and the Interbank Deposit Rate (CDI). If, by late December 2004, R$ 100 were invested Bradesco’s shares would be worth approximately R$ 621 by the end of March 2015, which is a substantially higher appreciation compared to that presented by Ibovespa and CDI within the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	1Q15	4Q14	Variation %	1Q15	1Q14	Variation %
Adjusted Net Income per Share	0.85	0.82	3.4	0.85	0.69	23.1
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.24	0.23	6.3	0.24	0.19	23.3
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.26	0.25	6.3	0.26	0.21	23.3

	In R$ (unless otherwise stated)
	Mar15	Dec14	Variation %	Mar15	Mar14	Variation %
Book Value per Common and Preferred Share	16.67	16.19	3.0	16.67	14.56	14.5
Last Trading Day Price – Common Shares	30.13	28.60	5.3	30.13	28.01	7.6
Last Trading Day Price – Preferred Shares	29.67	29.22	1.5	29.67	25.99	14.2
Last Trading Day Price – ADR ON (US$)	9.70	10.78	(10.0)	9.70	12.39	(21.7)
Last Trading Day Price – ADR PN (US$)	9.28	11.14	(16.7)	9.28	11.39	(18.5)
Market Capitalization (R$ million) (2)	150,532	145,536	3.4	150,532	135,938	10.7
(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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         Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4).	In April 2015, we analyzed nine reports prepared by these analysts. Their recommendations and a general consensus on the target price for December 2015 can be found below:

Recommendations %		Target Price in R$ for Dec15
Buy	66.7	Average	42.2
Keep	33.3	Standard Deviation	3.8
Sell	-	Higher	47.0
Under Analysis	-	Lower	35.0

For more information on target price and recommendation by each market analyst that monitors the performance of Bradesco shares, go to our Shareholder Relationship website at: www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On March 31, 2015, Bradesco’s market value, considering the closing prices of Common and Preferred shares, was R$ 150.5 billion, a growth of 10.7% compared to March 31, 2014. It should be mentioned that, in the same period, Ibovespa recorded a 1.6% increase.

  88  Economic and Financial Analysis Report – March 2015

Return to Shareholders

Main Indicators

Price/Earnings Ratio(1): indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield(1) (2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

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         Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

For the first quarter of 2015, R$ 1,494 million were assigned to shareholders as interest on shareholders’ equity (JCP) and  the total JCP assigned to shareholders accounted for 37.1% of the net income for the fiscal year and, considering the income tax deduction and JCP assignments, it was equivalent to 31.5% of the net income.

Weight on Main Stock Indexes

Bradesco shares are listed in Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measures the total return of a theoretical portfolio composed of 50 and 100 shares, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Mar15	In % (1)
Ibovespa	10.1
IBrX-50	10.8
IBrX-100	9.5
IBrA	9.2
IFNC	19.5
ISE	5.7
IGCX	7.0
IGCT	11.3
ITAG	12.4
ICO2	15.0
MLCX	10.1

(1) Represents the Bradesco shares’ weight on Brazil’s main stock indexes.

  90  Economic and Financial Analysis Report – March 2015

          Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Mar15	Dec14	Mar14	Dec13
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	12.9	15.7	16.4
Savings Deposits	N/A	13.8	13.3	13.4
Time Deposits	N/A	9.6	10.8	10.8
Loan Operations	10.1 (1)	10.3	10.7	10.7
Loan Operations - Private Institutions	22.2 (1)	22.2	22.4	21.9
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.1 (1)	13.3	13.3	13.6
Payroll-Deductible Loans	12.2 (1)	11.7	12.2	12.1
Number of Branches	20.4	20.4	20.6	20.7
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	26.8	26.6	25.8	25.6
Banks – Source: Anbima
Managed Investment Funds and Portfolios	18.4	18.8	18.0	18.1
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.1 (3)	24.4	23.4	24.2
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.5 (3)	24.0	22.6	23.9
Life Insurance and Personal Accident Premiums	18.2 (3)	17.3	17.6	17.0
Auto/Basic Lines Insurance Premiums	9.8 (3)	10.1	10.3	8.8
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	11.7 (3)	10.5	12.9	10.9
Health Insurance Premiums	46.7 (3)	46.1	47.3	46.0
Income from Pension Plan Contributions (excluding VGBL)	29.3 (3)	30.2	31.8	31.2
Capitalization Bond Income	27.7 (3)	24.4	24.3	22.1
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	27.1 (3)	27.6	28.3	29.1
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	25.3 (3)	28.1	24.9	29.5
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	25.1 (3)	23.8	25.8	25.4
Pension Plan Investment Portfolios (including VGBL)	32.0 (3)	30.5	31.8	31.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.3 (2)	19.3	20.0	19.7
Consortia – Source: Bacen
Real Estate	27.8 (2)	27.7	29.9	30.7
Auto	27.2 (2)	27.4	28.2	28.6
Trucks, Tractors and Agricultural Implements	16.5 (2)	17.8	18.5	20.4
International Area – Source: Bacen
Export Market	15.0	17.3	20.2	18.1
Import Market	10.1	13.0	15.0	15.6

(1)   SFN data is preliminary;

(2)   Reference Date: Jan/15; and

(3)   Reference Date: Feb/15.

N/A – Not Available.

  92  Economic and Financial Analysis Report – March 2015

Additional Information

Informações Adicionais

Market Share of Products and Services

Branch Network

Region	Mar15		Market Share	Mar14		Market Share
	Bradesco	Market		Bradesco	Market
North	276	1,137	24.3%	278	1,100	25.3%
Northeast	846	3,630	23.3%	847	3,602	23.5%
Midwest	345	1,821	18.9%	346	1,797	19.3%
Southeast	2,421	11,907	20.3%	2,427	11,855	20.5%
South	773	4,322	17.9%	780	4,319	18.1%
Total	4,661	22,817	20.4%	4,678	22,673	20.6%

Reserve Requirements

%	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13
Demand Deposits
Rate (1)	45	45	45	45	44	44	44	44
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	20	20	20	20
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (2)	10	10	10	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2)	20	20	20	20	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	69	69	69	69	69	69	69	69
(1) Collected in cash and not remunerated;
(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(3) At Bradesco, reserve requirements are applied to Rural Loans; and
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/2012, and TR + 70% of the Selic rate for deposits made as of 05/04/2012, when the Selic rate is equal to or lower than 8.5% p.a.
Note: On 07/24/14, the Central Bank issued Circular Letter No. 3.712/14, allowing the use of certain credit transactions in the reduction of Reserve Requirements.

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          Additional Information

Informações Adicionais

Investments in Infrastructure, Information Technology and Telecommunications

The first quarter of 2015 was highlighted by the continuous advance of Bradesco in the offer of innovative products and services, bringing even more convenience, peace-of-mind and safety to its clients.

In the field of mobility, Bradesco launched an unprecedented solution in Brazil, which allows the client to make a check deposit using mobile devices, eliminating the need to deliver the check at the Branch. All you have to do is capture the image of the app of Bradesco, installed on the cell phone (iPhone or Android), and send it by the app. Everything is done digitally, where the client becomes the trustee of the operation.

We have achieved the mark of 2 million active clients in the Token on the cell phone, which provides more security and convenience to clients, like the possibility of having differentiated limits, and autonomy to register favorite accounts, among others.

We have presented the Carro Conectado (Connected Car) project, showing the integration of the Exclusive Bradesco App with Ford SYNC®, which allows the top up of prepaid cell phones and finding of Branches and of ATMs, by voice command, on the dashboard.

The pioneer app, Bradesco Seguros for iPad was launched on the market, which unifies the information of the sectors: auto, residential, capitalization, health, life and pension. The client can verify information on their policies and purchase products of capitalization and private pension plans of the Insurance Group.

The ATMs are even better. New functionalities were enabled, like a more modern design, accessibility for people with disability, differentiated menu and activation of a credit card with a chip, using a security device (biometry, physical token or token on the cell phone).

Focusing on the young audience, the clients of Click Conta and Bradesco Universitário now count on the access to a new visual identity of Internet Banking, and new features for better interactivity. These sites help their financial life cycle and favor the relationship of this public with Bradesco, with the visualization of targeted campaigns, with offers of products and services.

Bradesco was winner of the “2015 Brill Awards” promoted by the “UpTime Institute” in the category of “Operational Data Center Upgrade” due to the implementation of the project of expansion and modernization of its secondary data center located in Alphaville, extending the life cycle of the IT infrastructure by more than 10 years.

Besides the continuous search to innovate in products and services to clients, to increase the levels of availability and performance, Bradesco implemented new technologies of servers and discs for storage in the internet environment. It expanded and updated its central computers to support the new products and the increasing volume of transactions made in our various service channels available to our clients.

In line with the guidelines of sustainability, the procedure was implemented for the automatic shutdown of workstations outside the working hours of employees, with an estimated reduction in consumption of 8,000,000 kwh/year.

Additionally, Bradesco has been expanding the use of video conference. In 2014, 101 video conference points were available, used in 33 thousand hours of conversation, generating an average saving of 21 million tons of CO2 emission, avoiding the travel time of employees dispersed geographically and with expressive gains in productivity and speed in making decisions.

As a prerequisite for its continuous expansion, Bradesco has invested R$ 1,313 million in Infrastructure, Information Technology and Telecommunications in the first quarter of 2015. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1Q15	2014	2013	2012	2011
Infrastructure	234	1,049	501	718	1,087
Information Technology and Telecommunications	1,079	3,949	4,341	3,690	3,241
Total	1,313	4,998	4,842	4,408	4,328

  94  Economic and Financial Analysis Report – March 2015

Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic aspect of markets forces Bradesco to engage in continuous improvement of this activity in pursuit of best practices. That has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees form all Organization levels, from business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as the Organization’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

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          Additional Information

Capital Management

The Capital Management structure aims to providing conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by the Organization, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, the Organization has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by the Organization. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the 2014 Annual Report, on the Investor Relations website: www.bradescori.com.br.

  96  Economic and Financial Analysis Report – March 2015

Additional Information

Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No. 3.444/07.

Since then, the Capital started being calculated based on CMN Resolution No. 4.192/13, which established that the elaboration must be made based on the "Prudential Consolidated", as of January 2015.

In March 2015, the Capital of the Prudential Consolidated reached the amount of R$ 93,608 million, compared to assets weighted by the risk of R$ 614,574 million. The total Basel ratio, in the Prudential Consolidated, closed at 15.2% and 12.1% for the Common Equity.

The difference in the comparison between the current form of calculation of the Prudential Consolidated and the previous Financial Consolidated is, essentially, a reflection of the Consolidation of companies that are similar to financial institutions (Bradesco Consórcios, Cielo, among others) and investment funds, which became the scope, according to the regulation in force.

It is worth noting that the decrease in the first quarter of 2015 is, largely, due to: (i) the change to the factor that has been applied to the prudential adjustments, according to CMN Resolution No. 4.192/13, which went from 20% in December 2014, to 40% as of January 2015; and (ii) the effect of the purchase of intangible assets by our subsidiary Cielo.

						R$ million
Calculation Basis	Basel III
	Prudential Consolidated (1)	Financial Consolidated
	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13
Capital	93,608	98,605	95,825	94,090	92,235	95,804
Tier I	74,095	77,199	74,127	71,892	69,934	70,808
Common Equity	74,095	77,199	74,127	71,892	69,934	70,808
Shareholders' Equity	83,937	81,508	79,242	76,800	73,326	70,940
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(9,842)	(4,309)	(5,115)	(4,908)	(3,392)	(132)
Tier II	19,513	21,406	21,698	22,198	22,301	24,996
Subordinated Debt (3)	19,513	21,406	21,698	22,198	22,301	24,996
Risk-Weighted Assets (RWA)	614,574	597,213	588,752	596,457	585,991	576,777
Credit Risk	557,015	544,798	534,165	548,600	534,885	526,108
Operating Risk	39,117	30,980	30,980	29,853	29,853	23,335
Market Risk	18,442	21,435	23,607	18,004	21,253	27,334
Total Ratio	15.2%	16.5%	16.3%	15.8%	15.7%	16.6%
Tier I Capital	12.1%	12.9%	12.6%	12.1%	11.9%	12.3%
Common Equity	12.1%	12.9%	12.6%	12.1%	11.9%	12.3%
Tier II Capital	3.1%	3.6%	3.7%	3.7%	3.8%	4.3%

(1) Includes data related to the entities listed below, located in Brazil or abroad, on which the institution detains direct or indirect control, according to CMN Resolution No. 4.280/13. They are: (i) financial institutions; (ii) institutions authorized to operate by the Central Bank of Brazil; (iii) administrators of consortia; (iv) payment institutions; (v) firms which carry out acquisition of credit operations, including real estate, or of credit rights, for example, factoring companies, securitization companies of exclusive object; and (vi) other legal entities headquartered in Brazil, which have the exclusive social objective of participation in the entities mentioned in the previous items. In addition to the investment funds, in which the participating entities of the Prudential Consolidated, in any form, substantially assume or retain risks and benefits should be incorporated into the financial statements stated in CMN Resolution No. 4.280/13;

(2) Criteria used, as of October 2013 by CMN Resolution No. 4.192/13 (including subsequent amendment); and

(3) Additionally, it is important to stress that from the total amount of subordinated debt, R$ 19,513 million will be used to compose the Tier II of the Basel Ratio, calculated as per CMN Resolution No. 4.192/13 (including amendments thereof), effective as of October 2013.

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          Additional Information

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  98  Economic and Financial Analysis Report – March 2015

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. as at March 31, 2015 and for the quarter ended as at March 31, 2015, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  100  Report on Economic and Financial Analysis – March 2015

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, as at March 31, 2015 and for the quarter ended March 31, 2015 has been prepared by the Management of Bradesco, based on the information contained in the March 31, 2015 consolidated financial statements and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all relevant respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, April 28, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A., for the fiscal year ended March 31, 2015, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The reduction of the difference of the growth rhythm between the developing and emerging economies, lower prices of the commodities, especially oil, and the strengthening of the dollar have had a decisive influence on the global economic scenario. The resuming of the USA economy has been consolidated, which strengthens the expectancy of normalization of the monetary policy. China, on the other hand, has entered a new phase of development, with a more moderate expansion. The Brazilian economy is facing a period of adjustments, reacting to the international scenario and seeking the internal recovery. For this, measures are required to strengthen the national economic policy, contributing towards resuming the trust of the economic agents and sustainable growth of Brazil.

Organization Bradesco, always committed to the economic and social growth of Brazil, develops its activities with the highest levels of efficiency and transparency, seeking to democratize the banking services, apply the modern practices of Corporate Governance and achieve the best results, to enable the higher returns to shareholders and investors.

In the quarter, Bradesco recorded a Net Profit of R$4.244 billion, equivalent to R$0.84 per share and profitability of 22.1% over the average Shareholders’ Equity(*). The return on Average Total Assets was 1.7%.

Regarding Interest on Own Capital, the shareholders received, a gross sum of R$1.494 billion, in the period from January to March 2015, whereby R$248.666 million was paid in the form of monthly payments and R$1.245 billion provisioned payments.

The taxes and contributions, including pensions, paid or provisioned, added up to R$5.826 billion in the period, whereby R$2.644 billion was related to withheld taxes and collected from third parties and R$3.182 billion calculated based on the activities developed by Organização Bradesco, equivalent to 75.0% of the Net Profit.

At the end of the quarter, the realized Capital Stock was of R$43.100 billion, which included the increase of R$5 billion, with a bonus of 20% in shares, through the use of part of the account balance "Reserves from Profits – Statutory Reserve", deliberated in the Extraordinary General Meeting held on March 10, 2015 and approved by the Brazilian Central Bank on the 17th of the same month. Added to the Equity Reserves of R$40.837 billion, resulted in a Shareholders’ Equity of R$83.937 billion, with a growth of 14.5% on the same period of the previous year, corresponding to the equity value of R$16.67 per share.

On March 31, 2015, based on the calculation of the price of its shares, the Market Value of Bradesco reached R$150.532 billion, equivalent to 1.8 times the Shareholders’ Accounting Equity.

Please note that the Shareholders’ Managed Equity is equivalent to 8.3% of the Consolidated Assets, which add up to R$1.035 trillion, with a growth of 12.2% on March 2014. Thus, the index of solvency was 15.6% higher, therefore, at the minimum of 11% established by Resolution No. 4.193/13 of the National Monetary Council, in compliance with the Basel Committee. At the end of the quarter, the immobilization index, regarding the Reference Equity in the Prudential Consolidated was of 47.9%, and of 49.8% in the Financial Consolidated, therefore falling into the maximum limit of 50%.

In compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

The total funds obtained and managed by Organização Bradesco totaled R$1.431 trillion on March 31, 12.0% higher than the previous year, distributed as follows:

R$515.442    billion in demand deposits, time deposits, interbank deposits, savings accounts and securities sold under agreements to repurchase;

R$492.440    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 12.1% increase;

R$225.331    billion in the exchange portfolio, borrowings and on-lendings in Brazil, working capital, tax payments and collection and related charges, funds from issuance of securities in Brazil, and subordinated debt in Brazil, a 14.6% growth;

R$157.295    billion in technical reserves for insurance, pension plans and capitalization bonds, up by 14.2%; and

R$40.582     billion in foreign funding, through public and private issues, subordinated debt overseas, securitization of future financial flows and borrowings and on-lendings overseas, equivalent to  US$12.650 billion.

The consolidated loan operations, in the expanded concept, at the end of the quarter, added up to R$463.305 billion, an evolution of 7.2% in comparison to March 2014, including in this sum:

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Management Report

R$95.918     billion in Consumption Finance, which includes R$16.199 billion of credit receivables from Credit Cards;

R$73.563     billion of Guarantees and Sureties;

R$34.330     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - National Bank for Social and Economic Development, exceeding as one of the main distributing agent of loans;

R$23.750     billion in business in the Rural Area;

R$7.036       billion in advances on exchange contracts, for a total export financing portfolio of US$10.704 billion;

R$4.014       billion in Commercial Lease; and

US$3.452     billion operations in Import Finance in Foreign Currencies.

The Organization, in the quarter, for the activities in Real Estate Loans, destined resources to the total of R$3.304 billion for construction and promotion of home-ownership, comprising 11,315 properties.

Bradesco BBI, investment bank of the Organization, advises clients on issuing shares, merger and acquisition operations, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, in Brazil and Abroad, besides structured corporate finance operations and the financing of projects under the modality of Project Finance.  In the quarter, transactions were made with a volume of over R$11.818 billion.

Grupo Bradesco Seguros, on March 31, 2015, reaffirming their prominent position on the market in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, recorded a Net Profit of R$1.283 billion and Shareholders’ Equity of R$21.137 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$13.634 billion, an increase of 19.1% in comparison to the same period last year.

On March 31, 2015, the Customer Service Network of Organização Bradesco, present in all the regions of Brazil and in various cities Abroad, with 74,917 points, doted simultaneously of 31,091 machines of the Rede de Autoatendimento Bradesco Dia & Noite (Bradesco Day & Night Auto Teller Machines), of which 30,578 operate also on weekends and bank holidays, besides 17,850 machines of the Rede Banco24Horas (24-Hour Auto Teller Machines), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments and transfers between accounts. In the vehicle segment, with the presence of Bradesco Financiamentos, it counted on 11,873 retail points:

8,163      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,653, Banco Bradesco Cartões 3, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,502);

3             Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

2,051      Correspondents of Bradesco Promotora, in the segment of consigned credit;

50,043     Bradesco Expresso service points;

1,135      PAEs – in-company electronic service branches;

1,243      External terminals in the Bradesco Dia & Noite network; and

12,268     ATMs in the Banco24Horas network, with 641 terminals shared by both networks.

We highlight the inauguration, on February 26, of the Bradesco Branch in the archipelago of Fernando de Noronha, PE, one of the main tourist destinations in Brazil and the world.

In compliance with CVM Rule No. 381/03, in the quarter, the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

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Management Report

In the area of Human Resources, the Organization emphasizes the evolution of the training programs of UNIBRAD – Universidade Corporativa Bradesco (Bradesco Corporate University), for the professional qualification and development of its employees, so they are in permanent harmony with the market, which is becoming increasingly more demanding and competitive. In the quarter, 1,033 courses were given, with 204,003 participations. At the end of the period, the assistance benefits included 203,910 people, ensuring well-being, better quality of life and security of employees and their dependents.

The social action of the Organization is mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed as a priority in regions of accentuated socio-economic deprivation, in all the Brazilian States and in the Federal District. This year, its budget is predicted to be R$537.311 million, whereby R$463.246 million destined to cover Expenses of the Activities and R$74.065 million to the investments in infrastructure and Educational Technology, that allows it to offer education free-of-charge and of quality to the: a) 101,609 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 380 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 17,346 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). To around 44 thousand students of Basic Education, are ensured free-of-charge, alimony, medical-dental assistance, school materials and uniform.

Programa Bradesco Esportes e Educação (Bradesco Sports and Education Program), in the Municipal District of Osasco, SP, with Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball. The activities occur in their own Sports Development Center, in schools of Fundação Bradesco, municipal Sports Centers, and private schools and in a leisure club. Currently, two thousand girls are assisted, from the age of eight, reaffirming the social commitment and valuation of talent and plain exercise of citizenship, with actions of education, sports and health.

We recorded, in the quarter, important recognitions of Bradesco:

•                Most valuable brand in the banking sector in Latin America and 15th in the global ranking, according to a study conducted by the magazines The Banker and Brand Finance;

•                Leader of the overall ranking of the assets under custody, exceeding, for the first time, the amount of R$1 trillion in November 2014, according to a survey published in the magazine Investidor Nacional, based on data provided by the Brazilian Association of Entities of the Financial and Capital Markets – Anbima;

•               Highlight of the list of investment funds of the century, in a study conducted by the Center of Studies in Finance of Fundação Getúlio Vargas, disseminated in the newspaper Valor Econômico;

•              Bradesco Seguros conquers the trophy Top Empreendedor Nacional (Top National Entrepreneur), the award promoted by the magazine Top of Business to recognize companies that contribute towards the development of Brazil, with incentive for the talent, productivity and capacity of the entrepreneur; and

•               Bradesco Saúde is elected the most promising company for 2015, in the Pharmaceutical and Health segment, according to the magazine Forbes Brasil, in a research conducted with market consultants, economists and executives of private equity.

The results achieved reaffirm the effort of Bradesco to exceed expectations and always offer the best. For the successes obtained, we thank the support and trust of our shareholders and clients and the work dedicated by our employees and other cooperators.

Cidade de Deus, April 28, 2015 Board of Directors and the Board of Executive Officers (*) Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

106             Economic and Financial Analysis Report – March 2015

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2015	2014
	March	December	March
Current assets	693,832,762	695,062,459	597,002,155
Cash and due from banks (Note 6)	13,682,722	14,645,611	12,110,067
Interbank investments (Notes 3d and 7)	195,018,681	201,639,262	126,320,146
Securities purchased under agreements to resell	188,694,546	194,179,112	115,741,455
Interbank investments	6,351,737	7,488,540	10,618,597
Allowance for losses	(27,602)	(28,390)	(39,906)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	226,261,202	221,915,819	193,114,514
Own portfolio	208,752,712	204,308,668	160,506,063
Subject to unrestricted repurchase agreements	6,770,008	11,226,840	26,121,894
Derivative financial instruments (Notes 3f, 8e II and 32b)	6,170,600	2,909,135	3,778,562
Given in guarantee	4,293,229	3,471,176	2,458,066
Subject to unrestricted repurchase agreements	274,653	-	249,929
Interbank accounts	47,661,775	50,998,901	60,599,096
Unsettled payments and receipts	713,903	63,204	1,575,879
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	46,889,292	50,924,906	58,919,160
- SFH	7,707	4,981	5,961
Correspondent banks	50,873	5,810	98,096
Interdepartmental accounts	180,000	387,921	548,957
Internal transfer of funds	180,000	387,921	548,957
Loans (Notes 3g, 10 and 32b)	145,684,234	140,463,139	133,771,326
Loans:
- Public sector	1,461,628	1,180,391	42,639
- Private sector	159,309,092	153,881,076	146,955,377
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(15,086,486)	(14,598,328)	(13,226,690)
Leasing (Notes 2, 3g, 10 and 32b)	1,875,566	2,032,435	2,477,965
Leasing receivables:
- Private sector	3,722,150	4,020,476	4,989,529
Unearned income from leasing	(1,697,420)	(1,831,672)	(2,255,345)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(149,164)	(156,369)	(256,219)
Other receivables	60,038,237	59,771,985	64,770,782
Receivables on sureties and guarantees honored (Note 10a-3)	89,170	38,498	31,862
Foreign exchange portfolio (Note 11a)	13,132,021	11,774,294	18,133,644
Receivables	809,095	773,817	731,351
Securities trading	888,190	1,226,827	997,323
Specific receivables	4,948	4,179	3,046
Insurance and reinsurance receivables and reinsurance assets – technical reserves	4,053,536	4,057,019	3,777,433
Sundry (Note 11b)	41,936,467	42,783,007	41,899,947
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(875,190)	(885,656)	(803,824)
Other assets (Note 12)	3,430,345	3,207,386	3,289,302
Other assets	1,790,755	1,766,194	1,565,634
Provision for losses	(669,360)	(698,981)	(603,368)
Prepaid expenses (Notes 3i and 12b))	2,308,950	2,140,173	2,327,036
Long-term receivables	321,601,013	321,906,888	309,758,601
Interbank investments (Notes 3d and 7)	726,960	772,794	693,875
Interbank investments	726,960	772,794	693,875
The accompanying Notes are an integral part of these Financial Statements.

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2015	2014
	March	December	March
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	118,168,607	124,442,147	128,855,866
Own portfolio	63,611,747	66,573,948	75,535,850
Subject to unrestricted repurchase agreements	45,764,782	53,160,711	48,280,299
Derivative financial instruments (Notes 3f, 8e II and 32b)	111,710	1,652,713	594,395
Given in guarantee to the Brazilian Central Bank	5,967,994	19,764	2,694
Privatization rights	56,524	58,928	63,052
Given in guarantee	2,591,958	2,646,248	4,322,077
Subject to unrestricted repurchase agreements	63,892	329,835	57,499
Interbank accounts	622,313	617,154	591,868
Reserve requirement (Note 9):
- SFH	622,313	617,154	591,868
Loans (Notes 3g, 10 and 32b)	152,894,655	151,876,620	143,060,489
Loans:
- Public sector	869,381	756,820	2,069,028
- Private sector	153,641,188	153,184,040	143,554,018
Loans transferred under an assignment with recourse	5,182,438	4,911,791	4,023,119
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,798,352)	(6,976,031)	(6,585,676)
Leasing (Notes 2, 3g, 10 and 32b)	1,900,942	2,034,837	2,368,402
Leasing receivables:
- Private sector	4,012,198	4,304,809	5,169,314
Unearned income from leasing	(2,022,056)	(2,174,464)	(2,632,691)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(89,200)	(95,508)	(168,221)
Other receivables	45,741,551	40,446,130	32,537,264
Receivables	10,250	8,988	16,393
Securities trading	878,782	398,032	177,378
Sundry (Note 11b)	44,864,934	40,051,450	32,354,294
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(12,415)	(12,340)	(10,801)
Other assets (Note 12)	1,545,985	1,717,206	1,650,837
Prepaid expenses (Notes 3i and 12b)	1,545,985	1,717,206	1,650,837
Permanent assets	19,380,677	15,070,604	15,467,997
Investments (Notes 3j, 13 and 32b)	1,635,890	1,712,465	1,870,597
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,472,970	1,553,065	1,456,636
Other investments	436,645	433,255	687,804
Allowance for losses	(273,725)	(273,855)	(273,843)
Premises and equipment (Notes 3k and 14)	4,952,392	4,887,145	4,596,795
Premises	1,500,732	1,478,224	1,449,649
Other premises and equipment	10,969,116	10,737,991	10,378,734
Accumulated depreciation	(7,517,456)	(7,329,070)	(7,231,588)
Intangible assets (Notes 3l and 15)	12,792,395	8,470,994	9,000,605
Intangible Assets	21,535,567	16,740,371	16,260,103
Accumulated amortization	(8,743,172)	(8,269,377)	(7,259,498)
Total	1,034,814,452	1,032,039,951	922,228,753

The accompanying Notes are an integral part of these Financial Statements.

108             Economic and Financial Analysis Report – March 2015

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2015	2014
	March	December	March
Current liabilities	743,525,666	743,261,397	633,058,763
Deposits (Notes 3n and 16a)	168,402,098	166,519,168	168,041,497
Demand deposits	30,230,056	33,029,201	38,569,323
Savings deposits	91,741,025	92,154,815	82,098,295
Interbank deposits	225,600	395,919	455,468
Time deposits (Notes 16a and 32b)	46,205,417	40,939,233	46,918,411
Securities sold under agreements to repurchase (Notes 3n and 16b)	287,304,229	298,056,349	228,518,684
Own portfolio	101,336,361	109,784,393	114,875,410
Third-party portfolio	185,055,289	187,098,495	112,795,792
Unrestricted portfolio	912,579	1,173,461	847,482
Funds from issuance of securities (Notes 16c and 32b)	50,280,080	46,647,805	26,558,538
Mortgage and real estate notes, letters of credit and others	48,261,329	43,302,030	21,293,057
Securities issued overseas	1,874,486	3,182,337	5,138,381
Structured Operations Certificates	144,265	163,438	127,100
Interbank accounts	1,119,911	1,068,712	1,690,041
Correspondent banks	1,119,911	1,068,712	1,690,041
Interdepartmental accounts	3,127,482	4,888,707	3,653,373
Third-party funds in transit	3,127,482	4,888,707	3,653,373
Borrowing (Notes 17a and 32b)	16,730,459	13,123,331	14,695,954
Borrowing in Brazil - other institutions	8,459	8,415	5,738
Borrowing overseas	16,722,000	13,114,916	14,690,216
On-lending in Brazil - official institutions (Notes 17b and 32b)	13,610,287	13,134,627	11,794,019
National treasury	52,086	151,096	2,289
BNDES	4,760,258	4,056,723	3,129,109
CEF	11,298	11,871	18,863
FINAME	8,785,068	8,913,365	8,642,502
Other institutions	1,577	1,572	1,256
On-lending overseas (Notes 17b and 32b)	1,671,809	1,483,967	173,694
On-lending overseas	1,671,809	1,483,967	173,694
Derivative financial instruments (Notes 3f, 8e II and 32b)	5,532,507	2,138,117	3,197,880
Derivative financial instruments	5,532,507	2,138,117	3,197,880
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	133,614,178	129,922,136	114,366,561
Other liabilities	62,132,626	66,278,478	60,368,522
Payment of taxes and other contributions	6,563,753	434,579	3,842,269
Foreign exchange portfolio (Note 11a)	4,686,469	5,385,332	11,995,335
Social and statutory	1,459,964	3,105,598	1,157,261
Tax and social security (Note 20a)	3,614,681	6,210,864	3,942,229
Securities trading	1,972,732	2,606,970	1,605,227
Financial and development funds	1,279	2,213	2,956
Subordinated debts (Notes 19 and 32b)	2,843,260	2,862,116	2,514,553
Sundry (Note 20b)	40,990,488	45,670,806	35,308,692
Long-term liabilities	205,539,332	206,585,123	214,734,626
Deposits (Notes 3n and 16a)	43,300,388	45,093,390	50,667,998
Interbank deposits	229,321	245,285	199,353
Time deposits (Notes 16a and 32b)	43,071,067	44,848,105	50,468,645

  The accompanying Notes are an integral part of these Financial Statements.

Bradesco     109

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2015	2014
	March	December	March
Securities sold under agreements to repurchase (Notes 3n and 16b)	16,435,549	22,137,746	22,197,346
Own portfolio	16,435,549	22,137,746	22,197,346
Funds from issuance of securities (Notes 16c and 32b)	37,967,210	38,177,628	37,952,071
Mortgage and real estate notes, letters of credit and others	31,655,861	32,497,232	32,652,954
Securities issued overseas	6,201,245	5,583,788	5,256,747
Structured Operations Certificates	110,104	96,608	42,370
Borrowing (Notes 17a and 32b)	3,033,075	2,095,261	971,137
Borrowing in Brazil - other institutions	14,038	11,743	8,761
Borrowing overseas	3,019,037	2,083,518	962,376
On-lending in Brazil - official institutions (Notes 17b and 32b)	27,323,254	29,160,950	29,089,213
BNDES	7,248,033	8,216,720	8,590,501
CEF	5,611	8,262	16,058
FINAME	20,069,610	20,935,968	20,482,285
Other institutions	-	-	369
Derivative financial instruments (Notes 3f, 8e II and 32b)	178,495	1,143,746	695,983
Derivative financial instruments	178,495	1,143,746	695,983
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	23,680,579	23,344,947	23,384,244
Other liabilities	53,620,782	45,431,455	49,776,634
Tax and social security (Note 20a)	10,382,453	9,985,276	10,675,088
Subordinated debts (Notes 19 and 32b)	35,146,366	32,959,551	33,325,359
Sundry (Note 20b)	8,091,963	2,486,628	5,776,187
Deferred income	312,438	292,669	560,099
Deferred income	312,438	292,669	560,099
Non-controlling interests in subsidiaries (Note 22)	1,499,540	392,512	549,269
Shareholders' equity (Note 23)	83,937,476	81,508,250	73,325,996
Capital:
- Domiciled in Brazil	42,559,695	37,622,363	37,622,312
- Domiciled overseas	540,305	477,637	477,688
Capital reserves	11,441	11,441	11,441
Profit reserves	41,935,988	44,186,135	36,382,872
Asset valuation adjustments	(811,938)	(491,311)	(870,302)
Treasury shares (Notes 23d and 32b)	(298,015)	(298,015)	(298,015)
Attributable to equity holders of the Parent Company	85,437,016	81,900,762	73,875,265
Total	1,034,814,452	1,032,039,951	922,228,753

The accompanying Notes are an integral part of these Financial Statements.

110             Economic and Financial Analysis Report – March 2015

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

	2015	2014
	1st quarter	4th quarter	1st quarter
Revenue from financial intermediation	33,687,742	31,025,858	25,599,441
Loans (Note 10j)	15,689,633	15,326,585	13,666,972
Leasing (Note 10j)	141,750	148,401	176,592
Operations with securities (Note 8h)	11,899,786	10,822,755	7,231,372
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	4,935,661	3,649,960	3,263,448
Derivative financial instruments (Note 8h)	(1,081,397)	(556,580)	133,550
Foreign exchange operations (Note 11a)	1,165,618	665,291	(7,526)
Reserve requirement (Note 9b)	988,710	995,162	1,082,075
Sale or transfer of financial assets	(52,019)	(25,716)	52,958

Financial intermediation expenses	28,259,917	23,282,529	16,080,203
Retail and professional market funding (Note 16e)	14,545,331	14,111,513	10,465,246
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	3,584,192	2,866,282	2,580,982
Borrowing and on-lending (Note 17c)	6,277,331	2,524,398	(217,324)
Allowance for loan losses (Notes 3g, 10g and 10h)	3,853,063	3,780,336	3,251,299

Gross income from financial intermediation	5,427,825	7,743,329	9,519,238

Other operating income (expenses)	(3,982,776)	(3,088,340)	(3,501,428)
Fee and commission income (Note 24)	5,700,681	5,787,337	5,190,428
Other fee and commission income	4,433,698	4,482,900	4,142,058
Income from banking fees	1,266,983	1,304,437	1,048,370
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21d)	13,574,642	17,732,532	11,382,058
Net premiums written	13,634,448	17,805,595	11,449,495
Reinsurance premiums paid	(59,806)	(73,063)	(67,437)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(5,251,460)	(8,549,949)	(4,147,182)
Retained claims (Note 3o)	(5,077,100)	(4,943,054)	(4,216,031)
Capitalization bond prize draws and redemptions (Note 3o)	(1,217,928)	(1,339,730)	(1,086,733)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(816,653)	(782,322)	(687,865)
Payroll and related benefits (Note 25)	(3,445,086)	(3,675,979)	(3,279,147)
Other administrative expenses (Note 26)	(3,681,021)	(4,228,996)	(3,515,337)
Tax expenses (Note 27)	(1,016,711)	(1,011,510)	(1,141,275)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	(19,738)	57,188	51,763
Other operating income (Note 28)	1,089,599	1,068,094	811,285
Other operating expenses (Note 29)	(3,822,001)	(3,201,951)	(2,863,392)
Operating income	1,445,049	4,654,989	6,017,810
Non-operating income (loss) (Note 30)	(35,621)	(177,652)	(109,445)
Income before income tax and social contribution and non-controlling interests	1,409,428	4,477,337	5,908,365
Income tax and social contribution (Notes 34a and 34b)	2,866,910	(460,175)	(2,435,388)
Non-controlling interests in subsidiaries	(32,352)	(23,880)	(29,801)
Net income	4,243,986	3,993,282	3,443,176

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     111

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events		Paid- up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	(5,420)	189,561	-	-	184,141
Net income		-	-	-	-	-	-	-	3,443,176	3,443,176
Allocations:	- Reserves	-	-	172,159	2,058,816	-	-	-	(2,230,975)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(1,212,201)	(1,212,201)
Balance on March 31, 2014		38,100,000	11,441	4,611,184	31,771,688	(870,793)	491	(298,015)	-	73,325,996

Balance on September 30, 2014		38,100,000	11,441	4,993,802	36,493,644	(167,695)	108,939	(298,015)	-	79,242,116
Asset valuation adjustments		-	-	-	-	(237,782)	(194,773)	-	-	(432,555)
Net income		-	-	-	-	-	-	-	3,993,282	3,993,282
Allocations:	- Reserves	-	-	199,665	2,499,024	-	-	-	(2,698,689)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	(664,021)	(664,021)
	- Dividends Paid	-	-	-	-	-	-	-	(630,572)	(630,572)
Balance on December 31, 2014		38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
Increase of capital stock with reserves		5,000,000	-	-	(5,000,000)	-	-	-	-	-
Asset valuation adjustments		-	-	-	-	(283,107)	(37,520)	-	-	(320,627)
Net income		-	-	-	-	-	-	-	4,243,986	4,243,986
Allocations:	- Reserves	-	-	212,199	2,537,654	-	-	-	(2,749,853)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(1,494,133)	(1,494,133)
Balance on March 31, 2015		43,100,000	11,441	5,405,666	36,530,322	(688,584)	(123,354)	(298,015)	-	83,937,476

The accompanying Notes are an integral part of these Financial Statements.

112             Economic and Financial Analysis Report – March 2015

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of value added - In thousands of Reais

Description	2015		2014
	1st quarter	%	4th quarter	%	1st quarter	%
1 - Revenue	34,244,869	560.9	33,112,018	351.9	26,854,472	254.6
1.1) Financial intermediation	33,687,742	551.7	31,025,858	329.8	25,599,441	242.7
1.2) Fees and commissions	5,700,681	93.4	5,787,337	61.5	5,190,428	49.2
1.3) Allowance for loan losses	(3,853,063)	(63.1)	(3,780,336)	(40.2)	(3,251,299)	(30.8)
1.4) Other	(1,290,491)	(21.1)	79,159	0.8	(684,098)	(6.5)
2 - Financial intermediation expenses	(24,406,854)	(399.7)	(19,502,193)	(207.3)	(12,828,904)	(121.6)
3 - Inputs acquired from third-parties	(2,923,714)	(48.0)	(3,450,727)	(36.6)	(2,849,666)	(27.1)
Material, water, electricity and gas	(155,446)	(2.5)	(153,483)	(1.6)	(138,637)	(1.3)
Outsourced services	(903,731)	(14.8)	(1,109,245)	(11.8)	(903,415)	(8.6)
Communication	(391,252)	(6.4)	(388,008)	(4.1)	(375,505)	(3.6)
Financial system services	(197,941)	(3.2)	(193,428)	(2.1)	(197,048)	(1.9)
Advertising and marketing	(132,911)	(2.2)	(401,346)	(4.3)	(178,249)	(1.7)
Transport	(157,387)	(2.6)	(180,833)	(1.9)	(202,885)	(1.9)
Data processing	(363,339)	(6.0)	(369,313)	(3.9)	(335,694)	(3.2)
Asset maintenance	(239,849)	(3.9)	(200,031)	(2.1)	(151,507)	(1.4)
Security and surveillance	(149,306)	(2.4)	(141,399)	(1.5)	(138,307)	(1.3)
Travel	(28,901)	(0.5)	(53,814)	(0.6)	(30,252)	(0.3)
Other	(203,651)	(3.5)	(259,827)	(2.7)	(198,167)	(1.9)
4 – Gross value added (1-2-3)	6,914,301	113.2	10,159,098	108.0	11,175,902	105.9
5 - Depreciation and amortization	(788,492)	(12.9)	(809,063)	(8.6)	(679,403)	(6.4)
6 - Net value added produced by the entity (4-5)	6,125,809	100.3	9,350,035	99.4	10,496,499	99.5
7 - Value added received through transfer	(19,738)	(0.3)	57,188	0.6	51,763	0.5
Equity in the earnings (losses) of unconsolidated companies	(19,738)	(0.3)	57,188	0.6	51,763	0.5
8 - Value added to distribute (6+7)	6,106,071	100.0	9,407,223	100.0	10,548,262	100.0
9 – Value added distributed	6,106,071	100.0	9,407,223	100.0	10,548,262	100.0
9.1) Personnel	3,000,312	49.1	3,204,204	34.0	2,850,300	27.1
Salaries	1,602,763	26.2	1,682,819	17.9	1,516,258	14.4
Benefits	752,497	12.3	778,614	8.3	697,236	6.6
Government Severance Indemnity Fund for Employees (FGTS)	150,191	2.5	166,194	1.8	143,606	1.4
Other	494,861	8.1	576,577	6.0	493,200	4.7
9.2) Tax, fees and contributions	(1,405,425)	(23.0)	1,943,460	20.7	4,005,510	37.9
Federal	(1,597,825)	(26.2)	1,775,492	18.9	3,818,750	36.2
State	4,105	0.1	2,779	-	3,216	-
Municipal	188,295	3.1	165,189	1.8	183,544	1.7
9.3) Remuneration for providers of capital	234,846	3.9	242,397	2.5	219,475	2.0
Rental	229,625	3.8	239,621	2.5	213,903	2.0
Asset leasing	5,221	0.1	2,776	-	5,572	-
9.4) Value distributed to shareholders	4,276,338	70.0	4,017,162	42.8	3,472,977	33.0
Interest on shareholders’ equity/dividends	1,494,133	24.5	1,294,593	13.8	1,212,201	11.5
Retained earnings	2,749,853	45.0	2,698,689	28.7	2,230,975	21.2
Non-controlling interests in retained earnings	32,352	0.5	23,880	0.3	29,801	0.3

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     113

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Cash Flow Statement – In thousands of Reais

	2015	2014
	1st quarter	4th quarter	1st quarter
Cash flow from operating activities:
Net Income before income tax and social contribution	1,409,428	4,477,337	5,908,365
Adjustments to net income before income tax and social contribution	7,086,765	7,794,496	7,606,227
Allowance for loan losses	3,853,063	3,780,336	3,251,299
Depreciation and amortization	788,492	809,063	679,403
Impairment charges	-	702,291	-
Expenses with civil, labor and tax provisions	1,118,134	657,816	799,809
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	3,584,192	2,866,282	2,580,982
Equity in the earnings (losses) of unconsolidated companies	19,738	(57,188)	(51,763)
(Gain)/loss on sale of investments	(1)	29,196	(4)
(Gain)/loss on sale of fixed assets	6,474	26,416	3,127
(Gain)/loss on sale of foreclosed assets	65,873	77,031	62,899
Other	(2,349,200)	(1,096,747)	280,475
Adjusted net income before taxes	8,496,193	12,271,833	13,514,592
(Increase)/decrease in interbank investments	4,233,200	(951,805)	15,613,632
(Increase)/decrease in trading securities and derivative financial instruments	9,276,898	4,365,686	(68,310)
(Increase)/decrease in interbank and interdepartmental accounts	(2,205,752)	2,164,252	(2,726,528)
(Increase) in loan and leasing	(9,794,369)	(12,227,967)	(8,794,161)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets – technical reserves	3,483	202,311	(279,231)
Increase/(decrease) in technical reserves for insurance, pension plans and capitalization bonds	443,482	4,431,758	(1,059,288)
Increase/(decrease) in deferred income	19,769	30,010	(116,634)
(Increase) in other receivables and other assets	(800,764)	(5,194,744)	(3,618,405)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	4,035,614	(4,212,090)	(3,538,171)
Increase/(Decrease) in deposits	89,928	(268,809)	646,450
Increase/(Decrease) in securities sold under agreements to repurchase	(16,454,317)	22,379,932	(5,562,766)
Increase in funds from issuance of securities	3,421,857	9,542,575	6,856,616
Increase in borrowings and on-lending	3,370,748	2,436,979	629,165
Increase in other liabilities	4,815,314	751,281	7,747,175
Income tax and social contribution paid	(4,109,609)	(949,073)	(2,839,584)
Net cash provided by/(used in) operating activities	4,841,675	34,772,129	16,404,552
Cash flow from investing activities:
(Increase) in held-to-maturity securities	(496,550)	(486,873)	(561,866)
Sale of/maturity of and interests on available-for-sale securities	12,251,001	7,737,024	10,632,545
Proceeds from sale of foreclosed assets	161,035	204,718	131,827
Sale of investments	756	234,510	2,277
Sale of premises and equipment	197,510	278,849	176,261
Purchases of available-for-sale securities	(14,816,163)	(16,794,172)	(16,569,919)
Foreclosed assets received	(314,437)	(345,992)	(309,650)
Investment acquisitions	(144,014)	(1,645)	(1,440)
Purchase of premises and equipment	(453,336)	(794,541)	(263,981)
Intangible asset acquisitions	(4,778,190)	(572,680)	(168,778)
Dividends and interest on shareholders’ equity received	63,503	236,445	119,882
Net cash provided by/(used in) investing activities	(8,328,885)	(10,304,357)	(6,812,842)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	2,167,959	(642,730)	(45,091)
Dividends and interest on shareholders’ equity paid	(3,151,529)	(248,665)	(2,346,657)
Non-controlling interest	1,074,676	(121,008)	(85,967)
Acquisition of own shares	-	-	(28,922)
Net cash provided by/(used in) financing activities	91,106	(1,012,403)	(2,506,637)
Net increase/(decrease) in cash and cash equivalents	(3,396,104)	23,455,369	7,085,073
Cash and cash equivalents - at the beginning of the period	204,811,698	181,356,329	117,824,922
Cash and cash equivalents - at the end of the period	201,415,594	204,811,698	124,909,995
Net increase/(decrease) in cash and cash equivalents	(3,396,104)	23,455,369	7,085,073

The accompanying Notes are an integral part of these Financial Statements.

114             Economic and Financial Analysis Report – March 2015

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Index of Notes to the Financial Statements

Notes to Bradesco’s Financial Statements are as follows:

Page

1)	OPERATIONS	116
2)	PRESENTATION OF THE FINANCIAL STATEMENTS	116
3)	SIGNIFICANT ACCOUNTING PRACTICES	118
4)	COMPARATIVE AMOUNTS	126
5)	STATEMENT OF FINANCIAL POSITION AND ADJUSTED INCOME STATEMENT BY OPERATING SEGMENT	127
6)	CASH AND CASH EQUIVALENTS	128
7)	INTERBANK INVESTMENTS	129
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	130
9)	INTERBANK ACCOUNTS - RESERVE REQUIREMENT	143
10)	LOANS	144
11)	OTHER RECEIVABLES	156
12)	OTHER ASSETS	158
13)	INVESTMENTS	158
14)	PREMISES AND EQUIPMENT	160
15)	INTANGIBLE ASSETS	161
16)	DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	162
17)	BORROWING AND ON-LENDING	166
18)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY	167
19)	SUBORDINATED DEBT	171
20)	OTHER LIABILITIES	174
21)	INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	175
22)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	178
23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)	178
24)	FEE AND COMMISSION INCOME	181
25)	PAYROLL AND RELATED BENEFITS	181
26)	OTHER ADMINISTRATIVE EXPENSES	181
27)	TAX EXPENSES	182
28)	OTHER OPERATING INCOME	182
29)	OTHER OPERATING EXPENSES	182
30)	NON-OPERATING INCOME (LOSS)	182
31)	RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	183
32)	FINANCIAL INSTRUMENTS	185
33)	EMPLOYEE BENEFITS	196
34)	INCOME TAX AND SOCIAL CONTRIBUTION	197
35)	OTHER INFORMATION	199

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization, working together in an integrated fashion in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly controlled entities, in Brazil and overseas, including SPEs (Special Purpose Entities). They were prepared using accounting practices in compliance with Laws No.  4.595/64 (Brazilian Financial System Law) and No. 6.404/76 (Brazilian Corporate Law), along with amendments introduced by Laws No. 11.638/07 and No. 11.941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated information were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance is presented with the leasing installments due in a single balance sheet line.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 28, 2015.

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Notes to the Consolidated Financial Statements

Below are the primary directly and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2015	2014
		March 31	December 31	March 31
Financial Sector – Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (1)	Banking	-	-	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A. (2)	Banking	-	-	100.00%
Banco Bradesco BBI S.A. (3)	Investment bank	99.80%	99.80%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (4) (5)	Services	30.06%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (6)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	50.01%	50.01%	50.01%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda. (7)	Information technology	-	-	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  Company merged into Banco Bradesco BERJ S.A. in April 2014;

(2)  Company merged into Banco Bradesco Cartões S.A. in June 2014;

(3)  Increase in equity interest through share acquisition in December 2014;

(4)  Company proportionally consolidated, pursuant to CVM Rule No. 247/96;

(5)  Increase in equity interest through share acquisition in February and March 2015;

(6)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of future flow of payment orders received overseas (Note 16d); and

(7)  Company divested in December 2014.

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Notes to the Consolidated Financial Statements

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation incomes and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation and foreign exchange rates respectively at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through accrual the upfront recognition and subsequent reversal though the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from DPVAT insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted is consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Income from capitalization bonds is recognized in the month it is received. Technical reserves are recorded when the respective revenues are recognized.

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Notes to the Consolidated Financial Statements

Income from expired capitalization bonds is recognized after the statute of limitation, as per Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the intent of the underlying instrument at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The valuations or devaluations are recorded in contrast to the profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

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Notes to the Consolidated Financial Statements

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2.682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered to rate customer risk as per CMN Resolution No. 2.682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

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Notes to the Consolidated Financial Statements

h)   Income tax and social contribution (assets and liabilities)

Deferred income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are used when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial companies and similar companies, and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net income for the period, enacted by Law No. 11.638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12.973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid to the banking correspondents related to the credit operations originated in 2015, Bradesco opted to activate 2/3 of the value of these compensations, according to the faculty provisioned in Bacen Circular No. 3.738/14.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly controlled entities are consolidated - the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 13.

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Notes to the Consolidated Financial Statements

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/market value/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets and the movement on these balances by class, are presented in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 8d(10).

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily prorated basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-   The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

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Notes to the Consolidated Financial Statements

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 4.9% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        The reserve for vested benefits (PMBC) relating to the individual health care plan portfolio comprises obligations under the terms of the contract for the provision of health care, to dependents whose policyholders are already deceased, and is based on the present value of estimated future expenses, as provided for in ANS Normative Resolution No. 75/04, discounted using an annual discount rate of 4.9%;

-        For health insurance, the reserve for claims ‘incurred but not reported’ (IBNR) is calculated on an actuarial basis to quantify the number of claims that have occurred but have not been reported to policyholders/beneficiaries. The methodology uses the historical behavior observed in the last 12 months to project future payments for claims related to events that took place prior to the calculation date. The IBNR reserve is calculated by deducting the total reserves for unsettled claims (PSL) from this projected value;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior last 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior 16 half-year periods to determine a future projection per occurrence period;

-    The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

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-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future indemnities and related expenses and the expected present value of future premiums, using an annual discount rate of 4.9%.

•       Pension plans and life insurance with survival coverage:

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

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-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus participation clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the last 96 quarters to set forth a future projection by occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual according to the inflation index or interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds, calculated by updating the balance of bonds whose terms have expired or canceled, using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of from the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (P.U.) capitalization bonds.

Technical reserves shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3.823/09 and CVM Resolution No. 594/09:

•       Contingent assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

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•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations – provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)     COMPARATIVE AMOUNTS

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended March 31, 2015.

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5)     STATEMENT OF FINANCIAL POSITION AND ADJUSTED INCOME STATEMENT BY OPERATING SEGMENT

a)      Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	770,834,425	128,189,946	182,382,569	3,397	2,161,956	(68,138,518)	1,015,433,775
Funds available	11,617,835	2,761,631	189,877	1,005	123,097	(1,010,723)	13,682,722
Interbank investments	194,194,681	1,550,960	-	-	-	-	195,745,641
Securities and derivative financial instruments	158,651,595	16,573,002	170,202,006	1,944	1,401,722	(2,400,460)	344,429,809
Interbank and interdepartmental accounts	48,464,088	-	-	-	-	-	48,464,088
Loan and leasing	260,632,121	105,307,353	-	-	-	(63,584,077)	302,355,397
Other receivables and assets	97,274,105	1,997,000	11,990,686	448	637,137	(1,143,258)	110,756,118
Permanent assets	84,994,494	50,981	4,090,956	194	1,029,340	(70,785,288)	19,380,677
Investments	70,941,685	-	1,297,657	185	181,651	(70,785,288)	1,635,890
Premises and equipment	3,699,067	20,183	1,204,439	9	28,694	-	4,952,392
Intangible assets	10,353,742	30,798	1,588,860	-	818,995	-	12,792,395
Total on March 31, 2015	855,828,919	128,240,927	186,473,525	3,591	3,191,296	(138,923,806)	1,034,814,452
Total on December 31, 2014	858,378,742	108,834,188	181,861,644	3,152	2,843,052	(119,880,827)	1,032,039,951
Total on March 31, 2014	762,482,404	97,476,143	162,282,709	2,667	2,861,315	(102,876,485)	922,228,753

Liabilities
Current and long-term liabilities	767,006,204	83,873,768	165,213,082	1,324	1,109,138	(68,138,518)	949,064,998
Deposits	174,213,699	38,544,500	-	-	-	(1,055,713)	211,702,486
Securities sold under agreements to repurchase	296,668,854	7,731,063	-	-	-	(660,139)	303,739,778
Funds from issuance of securities	81,961,920	8,075,731	-	-	-	(1,790,361)	88,247,290
Interbank and interdepartmental accounts	4,247,393	-	-	-	-	-	4,247,393
Borrowing and on-lending	109,386,054	16,573,189	-	-	-	(63,590,359)	62,368,884
Derivative financial instruments	4,351,896	1,359,106	-	-	-	-	5,711,002
Technical reserves from insurance, pension plans and capitalization bonds	-	-	157,293,734	1,023	-	-	157,294,757
Other liabilities:
- Subordinated debts	26,896,787	11,092,839	-	-	-	-	37,989,626
- Other	69,279,601	497,340	7,919,348	301	1,109,138	(1,041,946)	77,763,782
Deferred income	290,292	-	22,146	-	-	-	312,438
Non-controlling interests in subsidiaries	4,594,947	44,367,159	21,238,297	2,267	2,082,158	(70,785,288)	1,499,540
Shareholders’ equity	83,937,476	-	-	-	-	-	83,937,476
Total on March 31, 2015	855,828,919	128,240,927	186,473,525	3,591	3,191,296	(138,923,806)	1,034,814,452
Total on December 31, 2014	858,378,742	108,834,188	181,861,644	3,152	2,843,052	(119,880,827)	1,032,039,951
Total on March 31, 2014	762,482,404	97,476,143	162,282,709	2,667	2,861,315	(102,876,485)	922,228,753

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b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Revenues from financial intermediation	28,595,839	375,797	4,936,524	-	40,781	(261,199)	33,687,742
Expenses from financial intermediation	24,287,417	649,514	3,584,192	-	-	(261,206)	28,259,917
Gross income from financial intermediation	4,308,422	(273,717)	1,352,332	-	40,781	7	5,427,825
Other operating income/expenses	(4,618,910)	(75,425)	702,970	(125)	8,721	(7)	(3,982,776)
Operating income	(310,488)	(349,142)	2,055,302	(125)	49,502	-	1,445,049
Non-operating income	(38,338)	2,698	457	-	(438)	-	(35,621)
Income before taxes and non-controlling interest	(348,826)	(346,444)	2,055,759	(125)	49,064	-	1,409,428
Income tax and social contribution	3,633,540	(8,379)	(744,693)	(2)	(13,556)	-	2,866,910
Non-controlling interests in subsidiaries	(3,930)	-	(28,400)	-	(22)	-	(32,352)
Net income for the 1st quarter of 2015	3,280,784	(354,823)	1,282,666	(127)	35,486	-	4,243,986
Net income for the 4th quarter of 2014	2,231,682	472,107	1,235,234	212	54,047	-	3,993,282
Net income for the 1st quarter of 2014	2,149,560	192,886	1,040,351	(89)	60,468	-	3,443,176

(1)  The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)     CASH AND CASH EQUIVALENTS

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Cash and due from banks in domestic currency	10,548,692	10,940,389	7,249,718
Cash and due from banks in foreign currency	3,133,901	3,705,116	4,860,251
Investments in gold	129	106	98
Total cash and due from banks	13,682,722	14,645,611	12,110,067
Interbank investments (1)	187,732,872	190,166,087	112,799,928
Total cash and cash equivalents	201,415,594	204,811,698	124,909,995

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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7)     INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities purchased under agreements to resell:
Own portfolio position	1,839,601	-	-	-	1,839,601	4,468,303	2,381,044
● National treasury notes	395,800	-	-	-	395,800	-	375,535
● National treasury bills	1,409,908	-	-	-	1,409,908	4,402,034	1,969,854
● Other	33,893	-	-	-	33,893	66,269	35,655
Funded position	184,792,657	1,502,441	-	-	186,295,098	188,850,745	112,825,954
● Financial treasury bills	87,119	-	-	-	87,119	22,250,866	114,606
● National treasury notes	161,499,092	1,502,441	-	-	163,001,533	110,926,919	82,300,503
● National treasury bills	23,206,446	-	-	-	23,206,446	55,672,960	30,410,845
Short position	559,847	-	-	-	559,847	860,064	534,457
● National treasury bills	559,847	-	-	-	559,847	860,064	534,457
Subtotal	187,192,105	1,502,441	-	-	188,694,546	194,179,112	115,741,455
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,089,431	1,356,187	1,906,119	726,960	7,078,697	8,261,334	11,312,472
● Provision for losses	(11,603)	(14,776)	(1,223)	-	(27,602)	(28,390)	(39,906)
Subtotal	3,077,828	1,341,411	1,904,896	726,960	7,051,095	8,232,944	11,272,566
Total on March 31, 2015	190,269,933	2,843,852	1,904,896	726,960	195,745,641
%	97.2	1.4	1.0	0.4	100.0
Total on December 31, 2014	195,992,777	4,437,072	1,209,413	772,794		202,412,056
%	96.8	2.2	0.6	0.4		100.0
Total on March 31, 2014	118,351,059	5,257,676	2,711,411	693,875			127,014,021
%	93.2	4.1	2.1	0.6			100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Income from investments in purchase and sale commitments:
• Own portfolio position	66,869	76,923	79,367
• Funded position	5,220,869	5,247,691	2,715,544
• Short position	79,736	100,220	120,712
Subtotal	5,367,474	5,424,834	2,915,623
Income from interest-earning deposits in other banks	130,055	130,103	128,668
Total (Note 8h)	5,497,529	5,554,937	3,044,291

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8)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)     Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2015						2014
	Financial	Insurance/ Capitalization bonds	Pension plans	Other Activities	March 31%		December 31%		March 31%
Trading securities	32,590,281	3,304,963	73,576,215	548,898	110,020,357	39.9	79,666,180	33.2	110,774,207	43.4
- Government securities	11,699,827	597,874	314,947	417,629	13,030,277	4.7	21,213,622	8.9	35,301,647	13.9
- Corporate securities	14,608,144	2,707,089	128,109	131,269	17,574,611	6.4	17,547,552	7.3	26,051,935	10.2
- Derivative financial instruments (1) (8)	6,282,310	-	-	-	6,282,310	2.3	4,561,848	1.9	4,372,957	1.7
- PGBL/VGBL restricted bonds	-	-	73,133,159	-	73,133,159	26.5	36,343,158	15.1	45,047,668	17.6
Available-for-sale securities (4)	118,342,744	11,881,023	9,601,786	102,196	139,927,749	50.8	135,381,459	56.4	121,094,631	47.4
- Government securities	62,391,902	10,464,846	8,170,897	27	81,027,672	29.4	76,189,128	31.7	75,121,878	29.4
- Corporate securities	55,950,842	1,416,177	1,430,889	102,169	58,900,077	21.4	59,192,331	24.7	45,972,753	18.0
Held-to-maturity securities (4)	39,061	4,335,164	21,230,523	-	25,604,748	9.3	25,071,032	10.4	23,528,116	9.2
- Government securities	39,061	4,335,164	21,230,523	-	25,604,748	9.3	25,071,032	10.4	23,528,116	9.2
Subtotal	150,972,086	19,521,150	104,408,524	651,094	275,552,854	100.0	240,118,671	100.0	255,396,954	100.0
Purchase and sale commitments (2)	22,503,155	6,241,713	39,959,284	172,803	68,876,955		106,239,295		66,573,426
Grand total	173,475,241	25,762,863	144,367,808	823,897	344,429,809		346,357,966		321,970,380

- Government securities	74,130,790	15,397,884	29,716,367	417,656	119,662,697	43.5	122,473,782	51.0	133,951,641	52.5
- Corporate securities	76,841,296	4,123,266	1,558,998	233,438	82,756,998	30.0	81,301,731	33.9	76,397,645	29.9
- PGBL/VGBL restricted bonds	-	-	73,133,159	-	73,133,159	26.5	36,343,158	15.1	45,047,668	17.6
Subtotal	150,972,086	19,521,150	104,408,524	651,094	275,552,854	100.0	240,118,671	100.0	255,396,954	100.0
Purchase and sale commitments (2)	22,503,155	6,241,713	39,959,284	172,803	68,876,955		106,239,295		66,573,426
Grand total	173,475,241	25,762,863	144,367,808	823,897	344,429,809		346,357,966		321,970,380

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b)    Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2015							2014
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	2,647,798	4,958,778	19,793,598	92,262,523	119,662,697	121,046,138	(1,383,441)	122,473,782	(803,823)	133,951,641	(1,906,165)
Financial treasury bills	29,820	1,773,190	315,845	5,234,047	7,352,902	7,352,467	435	6,869,426	(539)	11,942,762	4,161
National treasury bills	2,568,841	4,606	18,133,360	4,617,081	25,323,888	25,981,175	(657,287)	25,115,557	(768,668)	28,101,159	(1,055,663)
National treasury notes	4,827	3,101,399	-	81,240,420	84,346,646	85,045,212	(698,566)	89,627,191	(45,809)	93,558,686	(889,744)
Brazilian foreign debt notes	16,084	-	-	1,113,758	1,129,842	1,161,445	(31,603)	719,335	(13,735)	264,992	12,024
Privatization rights	-	-	-	56,524	56,524	46,637	9,887	58,928	10,144	63,052	10,899
Other	28,226	79,583	1,344,393	693	1,452,895	1,459,202	(6,307)	83,345	14,784	20,990	12,158
Private securities	16,337,665	4,654,272	1,896,252	59,868,809	82,756,998	87,565,966	(4,808,968)	81,301,731	288,194	76,397,645	26,079
Bank deposit certificates	123,415	581,424	8,641	63,524	777,004	777,004	-	802,593	-	1,004,165	-
Shares	4,313,932	-	-	-	4,313,932	4,185,652	128,280	4,666,126	241,357	5,702,062	300,144
Debentures (9)	107,439	1,836,139	335,407	31,529,366	33,808,351	33,113,323	695,028	32,992,675	(144,803)	33,638,779	(123,748)
Promissory notes	402,414	31,538	125,803	-	559,755	556,120	3,635	637,495	(6,025)	745,968	(3,743)
Foreign corporate securities	180,499	-	370,815	11,652,322	12,203,636	13,110,024	(906,388)	11,415,734	(617,985)	8,856,829	(42,974)
Derivative financial instruments (1) (8)	5,436,115	446,651	287,834	111,710	6,282,310	10,644,222	(4,361,912)	4,561,848	955,792	4,372,957	279,363
Other	5,773,851	1,758,520	767,752	16,511,887	24,812,010	25,179,621	(367,611)	26,225,260	(140,142)	22,076,885	(382,963)
PGBL/VGBL restricted bonds	4,007,193	3,060,704	4,003,325	62,061,937	73,133,159	73,133,159	-	36,343,158	-	45,047,668	-
Subtotal	22,992,656	12,673,754	25,693,175	214,193,269	275,552,854	281,745,263	(6,192,409)	240,118,671	(515,629)	255,396,954	(1,880,086)
Purchase and sale commitments (2)	68,876,955	-	-	-	68,876,955	68,876,955	-	106,239,295	-	66,573,426	-
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	308,820	-	311,683	-	269,156
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	320,023	-	351,824	-	443,371
Grand total	91,869,611	12,673,754	25,693,175	214,193,269	344,429,809	350,622,218	(5,563,566)	346,357,966	147,878	321,970,380	(1,167,559)

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c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2015							2014
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial (5)	10,829,590	4,574,751	1,791,952	15,393,988	32,590,281	36,800,767	(4,210,486)	39,367,808	963,056	60,885,211	274,591
National treasury bills	2,069,079	4,606	93,029	336,623	2,503,337	2,506,875	(3,538)	3,183,922	(6,119)	8,319,114	(11,211)
Financial treasury bills	24,803	1,544,081	270,171	3,992,251	5,831,306	5,831,527	(221)	5,503,417	(356)	9,962,498	3,919
Bank deposit certificates	3,205	577,461	5,232	26,954	612,852	612,852	-	668,676	-	682,302	-
Derivative financial instruments (1) (8)	5,436,115	446,651	287,834	111,710	6,282,310	10,644,222	(4,361,912)	4,561,848	955,792	4,372,957	279,363
Debentures	87,386	208,285	283,753	3,577,999	4,157,423	4,135,210	22,213	4,097,124	(62,625)	12,735,928	(71,418)
Promissory notes	-	122	-	-	122	122	-	246	-	223,016	(958)
National treasury notes	4,827	63,922	-	2,404,549	2,473,298	2,298,603	174,695	11,081,094	111,625	15,347,683	83,095
Other	3,204,175	1,729,623	851,933	4,943,902	10,729,633	10,771,356	(41,723)	10,271,481	(35,261)	9,241,713	(8,199)
- Insurance companies and capitalization bonds	1,356,318	253,421	189,176	1,506,048	3,304,963	3,304,585	378	3,300,539	2,291	3,992,001	1,827
Financial treasury bills	-	149,186	-	448,688	597,874	597,874	-	538,396	-	1,104,815	-
Bank deposit certificates	1,936	-	-	18,637	20,573	20,573	-	19,992	-	130,434	-
Debentures	-	-	-	125,273	125,273	125,273	-	123,421	-	132,698	-
Other	1,354,382	104,235	189,176	913,450	2,561,243	2,560,865	378	2,618,730	2,291	2,624,054	1,827
- Pension plans	4,061,925	3,065,631	4,003,325	62,445,334	73,576,215	73,576,215	-	36,486,166	-	45,192,882	-
PGBL/VGBL restricted bonds	4,007,193	3,060,704	4,003,325	62,061,937	73,133,159	73,133,159	-	36,343,158	-	45,047,668	-
Other	54,732	4,927	-	383,397	443,056	443,056	-	143,008	-	145,214	-
- Other activities	40,841	159,202	56,979	291,876	548,898	548,898	-	511,667	-	704,113	-
Financial treasury bills	-	33,900	43,301	219,487	296,688	296,688	-	252,687	-	445,867	-
Bank deposit certificates	31,758	3,962	32	-	35,752	35,752	-	33	-	20,376	-
National treasury bills	-	-	936	504	1,440	1,440	-	15,491	-	25,043	-
Debentures	6,553	-	-	23,054	29,607	29,607	-	30,092	-	52,900	-
Other	2,530	121,340	12,710	48,831	185,411	185,411	-	213,364	-	159,927	-
Subtotal	16,288,674	8,053,005	6,041,432	79,637,246	110,020,357	114,230,465	(4,210,108)	79,666,180	965,347	110,774,207	276,418

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2015							2014
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Purchase and sale commitments (2)	68,769,535	-	-	-	68,769,535	68,769,535	-	105,999,447	-	66,405,750	-
Financial/other	22,675,958	-	-	-	22,675,958	22,675,958	-	25,904,337	-	10,968,541	-
Insurance companies and capitalization bonds	6,146,115	-	-	-	6,146,115	6,146,115	-	6,346,494	-	3,433,133	-
Pension plans	39,947,462	-	-	-	39,947,462	39,947,462	-	73,748,616	-	52,004,076	-
- PGBL/VGBL	37,468,068	-	-	-	37,468,068	37,468,068	-	71,551,221	-	49,282,052	-
- Funds	2,479,394	-	-	-	2,479,394	2,479,394	-	2,197,395	-	2,722,024	-
Grand total	85,058,209	8,053,005	6,041,432	79,637,246	178,789,892	183,000,000	(4,210,108)	185,665,627	965,347	177,179,957	276,418
Derivative financial instruments (liabilities) (8)	(4,935,383)	(399,782)	(197,342)	(178,495)	(5,711,002)	(5,282,532)	(428,470)	(3,281,863)	(441,653)	(3,893,863)	(155,967)

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (10)	R$ thousand
	2015							2014
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	3,897,980	3,985,993	18,844,498	91,614,273	118,342,744	120,098,385	(1,755,641)	114,569,422	(1,604,945)	101,808,234	(1,453,894)
National treasury bills	499,763	-	17,232,279	1,983,076	19,715,118	20,355,038	(639,920)	19,694,577	(758,703)	19,744,405	(1,044,452)
Brazilian foreign debt notes	3,611	-	-	289,599	293,210	312,956	(19,746)	261,900	(10,801)	228,335	12,024
Foreign corporate securities	170,831	-	83,341	10,982,782	11,236,954	12,132,433	(895,479)	11,044,527	(606,555)	8,856,250	(42,970)
National treasury notes	-	2,324,357	-	38,091,208	40,415,565	40,906,593	(491,028)	37,774,426	(72,105)	38,481,837	(330,516)
Financial treasury bills	5,013	-	2,372	545,528	552,913	552,254	659	500,667	(308)	348,682	198
Bank deposit certificates	60,180	-	3,378	17,933	81,491	81,491	-	87,888	-	143,356	-
Debentures (9)	-	1,627,854	51,534	27,665,271	29,344,659	28,697,177	647,482	28,593,173	(108,928)	20,518,175	(80,932)
Shares	1,583,894	-	-	-	1,583,894	1,605,399	(21,505)	1,701,725	50,792	2,730,646	347,421
Other	1,574,688	33,782	1,471,594	12,038,876	15,118,940	15,455,044	(336,104)	14,910,539	(98,337)	10,756,548	(314,667)
- Insurance companies and capitalization bonds (4)	1,372,756	329,339	807,126	9,371,802	11,881,023	12,484,833	(603,810)	11,234,412	(414,424)	10,001,678	(914,947)
National treasury notes	-	328,519	-	7,326,053	7,654,572	8,420,501	(765,929)	7,583,700	(634,484)	8,340,967	(816,540)
Shares	1,355,422	-	-	-	1,355,422	1,189,645	165,777	1,365,755	212,839	1,566,712	(91,455)
National treasury bills	-	-	807,116	1,988,405	2,795,521	2,809,349	(13,828)	2,209,652	(3,846)	-	-
Other	17,334	820	10	57,344	75,508	65,338	10,170	75,305	11,067	93,999	(6,952)
- Pension plans (4)	1,332,368	40,276	-	8,229,142	9,601,786	9,229,869	371,917	9,482,323	533,627	9,194,508	207,487
Shares	1,323,053	-	-	-	1,323,053	1,344,278	(21,225)	1,296,157	(26,415)	1,179,048	26,114
National treasury notes	-	-	-	8,118,025	8,118,025	7,734,331	383,694	8,022,431	549,154	7,828,166	174,216
Other	9,315	40,276	-	111,117	160,708	151,260	9,448	163,735	10,888	187,294	7,157
- Other activities	100,878	-	119	1,199	102,196	96,963	5,233	95,302	4,765	90,211	4,850
Bank deposit certificates	26,336	-	-	-	26,336	26,336	-	26,006	-	27,697	-
Other	74,542	-	119	1,199	75,860	70,627	5,233	69,296	4,765	62,514	4,850
Subtotal	6,703,982	4,355,608	19,651,743	109,216,416	139,927,749	141,910,050	(1,982,301)	135,381,459	(1,480,977)	121,094,631	(2,156,504)

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Notes to the Consolidated Financial Statements

Securities (3) (10)	R$ thousand
	2015							2014
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Purchase and sale commitments (2)	22,685	-	-	-	22,685	22,685	-	117,947	-	58,574	-
Insurance companies and capitalization bonds	19,102	-	-	-	19,102	19,102	-	30,370	-	44,871	-
Pension plans	3,583	-	-	-	3,583	3,583	-	87,577	-	13,703	-
Subtotal	6,726,667	4,355,608	19,651,743	109,216,416	139,950,434	141,932,735	(1,982,301)	135,499,406	(1,480,977)	121,153,205	(2,156,504)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	308,820	-	311,683	-	269,156
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	320,023	-	351,824	-	443,371
Grand total	6,726,667	4,355,608	19,651,743	109,216,416	139,950,434	141,932,735	(1,353,458)	135,499,406	(817,470)	121,153,205	(1,443,977)

III)   Held-to-maturity securities

Securities (3)	R$ thousand
	2015					2014
	March 31					December 31	March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	39,061	39,061	38,874	36,657
Brazilian foreign debt notes	-	-	-	39,061	39,061	38,874	36,657
Insurance companies and capitalization bonds	-	-	-	4,335,164	4,335,164	4,249,491	4,017,513
National treasury notes	-	-	-	4,335,164	4,335,164	4,249,491	4,017,513
Pension plans	-	265,141	-	20,965,382	21,230,523	20,782,667	19,473,946
National treasury notes	-	265,141	-	20,965,382	21,230,523	20,782,667	19,473,946
Subtotal	-	265,141	-	25,339,607	25,604,748	25,071,032	23,528,116
Purchase and sale commitments (2)	84,735	-	-	-	84,735	121,901	109,102
Insurance companies and capitalization bonds	76,496	-	-	-	76,496	2,686	68,676
Pension plans	8,239	-	-	-	8,239	119,215	40,426
Grand total (4)	84,735	265,141	-	25,339,607	25,689,483	25,192,933	23,637,218

Bradesco     135

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Notes to the Consolidated Financial Statements

d)    Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Own portfolio	84,289,841	9,206,341	17,389,863	161,478,414	272,364,459	270,882,616	236,041,913
Fixed income securities	79,975,909	9,206,341	17,389,863	161,478,414	268,050,527	266,216,490	230,339,851
● Financial treasury bills	29,820	1,145,080	304,705	3,598,361	5,077,966	4,574,515	4,447,730
● National treasury notes	4,827	713,353	-	40,887,213	41,605,393	43,061,600	41,533,689
● Brazilian foreign debt securities	16,084	-	-	1,113,758	1,129,842	719,335	264,992
● Bank deposit certificates	123,415	581,424	8,641	63,524	777,004	802,593	1,004,165
● National treasury bills	568,898	-	10,129,022	2,322,949	13,020,869	10,651,720	7,027,383
● Foreign corporate securities	45,250	-	370,815	3,388,726	3,804,791	3,894,786	7,977,571
● Debentures (9)	105,905	1,836,139	335,407	31,529,366	33,806,817	32,990,919	33,625,914
● Purchase and sale commitments (2)	68,876,955	-	-	-	68,876,955	106,239,295	66,573,426
● PGBL/VGBL restricted bonds	4,007,193	3,060,704	4,003,325	62,061,937	73,133,159	36,343,158	45,047,668
● Other	6,197,562	1,869,641	2,237,948	16,512,580	26,817,731	26,938,569	22,837,313
Equity securities	4,313,932	-	-	-	4,313,932	4,666,126	5,702,062
● Shares of listed companies (technical reserve)	1,633,005	-	-	-	1,633,005	1,604,294	1,495,226
● Shares of listed companies (other)	2,680,927	-	-	-	2,680,927	3,061,832	4,206,836
Restricted securities	2,143,655	3,020,762	7,740,825	52,539,253	65,444,495	70,583,667	81,248,082
Repurchase agreements	136,783	2,430,602	3,361,160	46,606,245	52,534,790	64,387,551	74,402,193
● National treasury bills	-	4,606	3,358,801	2,110,425	5,473,832	12,358,500	16,447,494
● Financial treasury bills	-	37,950	2,359	255,409	295,718	427,176	5,057,592
● National treasury notes	-	2,388,046	-	35,976,815	38,364,861	44,079,171	52,004,984
● Foreign corporate securities	135,249	-	-	8,263,596	8,398,845	7,520,948	879,258
● Debentures (9)	1,534	-	-	-	1,534	1,756	12,865
Brazilian Central Bank	1,999,943	-	2,938,192	1,029,859	5,967,994	19,764	2,694
● National treasury notes	-	-	-	1,029,859	1,029,859	-	2,694
● National treasury bills	1,999,943	-	2,938,192	-	4,938,135	19,764	-
Privatization rights	-	-	-	56,524	56,524	58,928	63,052

136             Economic and Financial Analysis Report – March 2015

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Guarantees provided	6,929	590,160	1,441,473	4,846,625	6,885,187	6,117,424	6,780,143
● National treasury bills	-	-	1,432,692	119,815	1,552,507	1,755,738	4,318,854
● Financial treasury bills	-	590,160	8,781	1,380,277	1,979,218	1,867,735	2,437,440
● National treasury notes	-	-	-	3,346,533	3,346,533	2,486,420	-
● Other	6,929	-	-	-	6,929	7,531	23,849
Derivative financial instruments (1) (8)	5,436,115	446,651	287,834	111,710	6,282,310	4,561,848	4,372,957
Securities subject to unrestricted repurchase agreements	-	-	274,653	63,892	338,545	329,835	307,428
● National treasury bills	-	-	274,653	63,892	338,545	329,835	307,428
Grand total	91,869,611	12,673,754	25,693,175	214,193,269	344,429,809	346,357,966	321,970,380
%	26.7	3.7	7.4	62.2	100.0	100.0	100.0

(1)     Consistent with the criteria in Bacen Circular Letter No. 3.068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sale with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)     The investment fund quotas are presented according to the instruments composing their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter No. 3.068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. This financial capacity is demonstrated in Note 32a, which presents the maturity of asset and liability operations. In December 2013, the mark-to-market of securities reclassified from the “Available-for-Sale Securities” category to the “Held-to-Maturity Securities” category is maintained in Shareholders’ Equity, and is being transferred to the income statement over the remaining term of the securities, pursuant to Bacen Circular Letter No. 3.068/01;

(5)     The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(6)     This column reflects book value after mark-to-market accounting in accordance with item (7), Fair value is higher than the original amortized cost by R$1,640,257 thousand (R$2,070,497 thousand on December 31, 2014 and R$1,184,811 thousand on March 31, 2014);

(7)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(8)     Includes hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 8e II);

(9)     In March 2015, there was an improvement in the calculation method of the market capitalization of debentures, using the market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)   In the first quarter of 2014 and 2015, there were not impairment losses, related to “Equity Securities”, classified under “Available-for-sale securities” (R$616,683 thousand in the fourth quarter of 2014).

Bradesco     137

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

138             Economic and Financial Analysis Report – March 2015

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2015		2014
	March 31		December 31		March 31
	Grand total amount	Net amount	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	93,393,638		74,047,979		53,172,445
- Interbank market	69,366,527	47,776,119	54,679,815	-	39,923,775	-
- Foreign currency	23,729,952	-	16,145,870	-	13,157,160	-
- Other	297,159	-	3,222,294	2,984,059	91,510	-
Sale commitments:	51,884,346		128,106,136		83,728,418
- Interbank market (1)	21,590,408	-	101,826,154	47,146,339	55,682,741	15,758,966
- Foreign currency (2)	29,972,922	6,242,970	26,041,747	9,895,877	27,887,625	14,730,465
- Other	321,016	23,857	238,235	-	158,052	66,542

Option contracts
Purchase commitments:	10,309,154		26,201,474		113,588,878
- Interbank market	9,251,981	-	23,572,355	-	107,447,000	-
- Foreign currency	1,050,312	-	2,190,621	479,247	5,318,145	-
- Other	6,861	-	438,498	314,801	823,733	297,317
Sale commitments:	24,810,225		32,429,075		124,656,009
- Interbank market	18,069,695	8,817,714	30,594,004	7,021,649	116,216,213	8,769,213
- Foreign currency	6,697,148	5,646,836	1,711,374	-	7,913,380	2,595,235
- Other	43,382	36,521	123,697	-	526,416	-

Forward contracts
Purchase commitments:	14,223,307		8,484,127		11,153,831
- Foreign currency	13,987,766	3,451,496	8,372,687	-	10,627,591	2,207,146
- Other	235,541	-	111,440	-	526,240	102,346
Sale commitments:	10,791,629		9,697,207		8,844,339
- Foreign currency	10,536,270	-	9,280,704	908,017	8,420,445	-
- Other	255,359	19,818	416,503	305,063	423,894	-

Swap contracts
Assets (long position):	78,862,295		54,224,000		54,981,579
- Interbank market	11,563,500	-	12,238,607	307,430	11,398,956	452,971
- Fixed rate	23,106,135	8,595,455	6,315,588	1,459,415	5,759,545	2,775,745
- Foreign currency	38,094,548	-	29,305,345	37,596	25,150,383	-
- IGPM	1,673,788	-	1,654,190	-	1,428,579	-
- Other	4,424,324	-	4,710,270	-	11,244,116	-
Liabilities (short position):	78,326,178		53,486,394		54,514,974
- Interbank market	11,633,982	70,482	11,931,177	-	10,945,985	-
- Fixed rate	14,510,680	-	4,856,173	-	2,983,800	-
- Foreign currency (2)	44,868,486	6,773,938	29,267,749	-	26,939,690	1,789,307
- IGPM	2,192,663	518,875	2,190,829	536,639	2,194,830	766,251
- Other	5,120,367	696,043	5,240,466	530,196	11,450,669	206,553

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$20,674,324 thousand (R$21,107,308 thousand on December 31, 2014 and R$19,630,750 thousand on March 31, 2014) (Note 8g); and

(2)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$44,912,277 thousand (R$57,598,682 thousand on December 31, 2014 and R$28,375,218 thousand on March 31, 2014).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution No. 3.263/05.

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II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2015			2014
	March 31			December 31			March 31
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables – swaps (1)	8,681,576	(4,436,530)	4,245,046	1,952,660	922,950	2,875,610	2,842,785	277,862	3,120,647
Receivable forward purchases	1,645,910	-	1,645,910	1,038,259	-	1,038,259	755,171	-	755,171
Receivable forward sales	56,258	-	56,258	320,431	-	320,431	403,170	-	403,170
Premiums on exercisable options	260,478	74,618	335,096	294,706	32,842	327,548	92,468	1,501	93,969
Total assets (A)	10,644,222	(4,361,912)	6,282,310	3,606,056	955,792	4,561,848	4,093,594	279,363	4,372,957
Adjustment payables - swaps	(3,346,670)	(362,259)	(3,708,929)	(1,697,878)	(440,124)	(2,138,002)	(2,453,263)	(200,778)	(2,654,041)
Payable forward purchases	(1,072,400)	-	(1,072,400)	(461,901)	-	(461,901)	(752,287)	-	(752,287)
Payable forward sales	(758,555)	-	(758,555)	(548,864)	-	(548,864)	(322,802)	-	(322,802)
Premiums on written options	(104,907)	(66,211)	(171,118)	(131,567)	(1,529)	(133,096)	(209,544)	44,811	(164,733)
Total liabilities (B)	(5,282,532)	(428,470)	(5,711,002)	(2,840,210)	(441,653)	(3,281,863)	(3,737,896)	(155,967)	(3,893,863)

Net Effect (A-B)	5,361,690	(4,790,382)	571,308	765,846	514,139	1,279,985	355,698	123,396	479,094

(1)    Includes receivable adjustments relating to hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2015					2014
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31
Futures contracts (1)	42,349,771	21,840,519	65,127,209	15,960,485	145,277,984	202,154,115	136,900,863
Option contracts	24,934,835	4,093,998	477,735	5,612,811	35,119,379	58,630,549	238,244,887
Forward contracts	18,520,295	2,541,180	2,732,682	1,220,779	25,014,936	18,181,334	19,998,170
Swap contracts (1)	8,899,003	15,000,366	5,133,934	45,583,946	74,617,249	51,348,390	51,860,932
Total on March 31, 2015	94,703,904	43,476,063	73,471,560	68,378,021	280,029,548
Total on December 31, 2014	172,960,455	44,752,159	49,124,630	63,477,144		330,314,388
Total on March 31, 2014	69,384,342	242,160,798	56,958,455	78,501,257			447,004,852

(1)    Includes contracts relating to hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Government securities
National treasury notes	3,692,070	2,736,940	-
Financial treasury bills	5,579	5,426	6,281
National treasury bills	-	50,002	3,271,471
Total	3,697,649	2,792,368	3,277,752

V)  Revenues and expenses, net

	R$ thousand
	2015	2014
	1st quarter	4th quarter	1st quarter
Swap contracts (1)	129,763	49,721	(408,459)
Forward contracts	(691,480)	(64,936)	(153,911)
Option contracts	(764)	59,721	10,623
Futures contracts (1)	(2,403,528)	(1,245,672)	907,329
Foreign exchange variation of assets and liabilities overseas	1,884,612	644,586	(222,032)
Total (Note 8h)	(1,081,397)	(556,580)	133,550

(1)    Includes the income (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2015	2014
	March 31	December 31	March 31
CETIP (over-the-counter)	81,351,838	50,424,057	55,101,366
BM&FBOVESPA (stock exchange)	158,400,521	244,301,539	357,719,400
Overseas (over-the-counter) (1)	25,234,451	22,088,743	18,358,656
Overseas (stock exchange) (1)	15,042,738	13,500,049	15,825,430
Total	280,029,548	330,314,388	447,004,852

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of March 31, 2015, a total of 89.8% of counterparties are corporate entities and 10.2% are financial institutions.

f)      Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

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Notes to the Consolidated Financial Statements

On March 31, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is R$(1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$16,040 thousand, amounting to a total net credit risk value of R$(1,310,860) thousand, with an effect on the calculation of required shareholders’ equity of R$(71,215) thousand.

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(149) thousand. There were no credit events, as defined in the agreements, during the first quarter of 2015.

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2015	2014
	March 31	December 31	March 31
DI Future with maturity between 2015 and 2017	20,674,324	21,107,308	19,630,750
Funding indexed to CDI	20,908,816	19,969,423	19,788,753
Mark-to-market adjustment recorded in shareholders’ equity (1)	308,820	311,683	269,156
Ineffective fair value recorded in profit or loss	3	19,374	140

(1)  The adjustment in shareholders’ equity is R$185,292 thousand, net of taxes (R$187,010 thousand on December 31, 2014 and R$161,494 thousand on March 31, 2014.).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3.082/02.

h)    Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousand
	2015	2014
	1st quarter	4th quarter	1st quarter
Fixed income securities	6,342,338	5,087,475	4,187,245
Interbank investments (Note 7b)	5,497,529	5,554,937	3,044,291
Equity securities	59,919	180,343	(164)
Subtotal	11,899,786	10,822,755	7,231,372
Income from insurance, pension plans and capitalization bonds (1)	4,935,661	3,649,960	3,263,448
Income from derivative financial instruments (Note 8e V)	(1,081,397)	(556,580)	133,550
Total	15,754,050	13,916,135	10,628,370

(1)  In the fourth quarter of 2014, it includes the write-offs for impairment of shares, to the sum of R$616,683 thousand.

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9)     INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2015	2014
		March 31	December 31	March 31
Reserve requirement – demand deposits	not remunerated	5,421,564	6,663,664	6,949,702
Reserve requirement – savings deposits	savings index	18,167,137	18,141,287	16,339,408
Reserve requirement – time deposits	Selic rate	6,489,620	7,175,649	14,789,408
Additional reserve requirement	Selic rate	16,810,971	18,944,306	20,840,642
• Savings deposits		9,083,568	9,070,643	8,169,704
• Time deposits		7,727,403	9,873,663	12,670,938
Reserve requirement – SFH	TR + interest rate	630,020	622,135	597,829
Total (1)		47,519,312	51,547,041	59,516,989

(1)  For further information regarding rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2015	2014
	1st quarter	4th Quarter	1st quarter
Reserve requirement – Bacen	983,539	986,458	1,073,825
Reserve requirement – SFH	5,171	8,704	8,250
Total	988,710	995,162	1,082,075

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10)  LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015		2014
							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)
Discounted trade receivables and loans (1)	21,381,055	14,341,110	10,176,515	20,567,320	22,825,925	63,184,906	152,476,831	37.9	148,686,212	37.3	140,777,982	37.5
Financing	4,051,587	3,753,748	3,900,020	9,384,730	18,264,672	80,092,344	119,447,101	29.6	119,500,494	29.9	112,583,233	29.9
Agricultural and agribusiness loans	1,421,916	984,446	830,661	5,415,304	5,432,293	9,249,948	23,334,568	5.8	23,680,025	5.9	21,229,159	5.6
Subtotal	26,854,558	19,079,304	14,907,196	35,367,354	46,522,890	152,527,198	295,258,500	73.3	291,866,731	73.1	274,590,374	73.0
Leasing	199,645	177,796	170,692	475,059	783,952	1,874,361	3,681,505	0.9	3,978,911	1.0	4,766,236	1.3
Advances on foreign exchange contracts (2)	1,080,637	972,876	898,480	2,177,359	1,868,077	3,479	7,000,908	1.7	5,868,095	1.5	6,447,175	1.7
Subtotal	28,134,840	20,229,976	15,976,368	38,019,772	49,174,919	154,405,038	305,940,913	75.9	301,713,737	75.6	285,803,785	76.0
Other receivables (3)	6,896,535	4,779,575	1,690,930	3,368,370	2,835,581	1,166,811	20,737,802	5.1	22,404,715	5.6	19,811,018	5.3
Total loans	35,031,375	25,009,551	17,667,298	41,388,142	52,010,500	155,571,849	326,678,715	81.0	324,118,452	81.2	305,614,803	81.3
Sureties and guarantees (4)	3,527,962	895,274	1,541,083	4,171,783	11,377,533	52,049,208	73,562,843	18.2	72,069,547	18.0	67,517,631	17.9
Loan assignment (5)	-	-	-	-	-	-	-	-	-	-	18,536	-
Loan assignment - real estate receivables certificate	53,155	53,152	53,150	152,966	228,287	767,519	1,308,229	0.3	1,350,643	0.3	1,506,112	0.4
Co-obligation in rural loan assignment (4)	-	-	-	-	-	102,254	102,254	-	100,919	-	111,035	-
Loans available for import (4)	61,224	113,232	90,900	100,042	54,241	4,664	424,303	0.1	304,917	0.1	364,638	0.1
Confirmed exports loans (4)	14,078	599	1,265	936	40,481	20,000	77,359	-	31,466	-	80,227	-
Acquisition of credit card receivables	397,884	177,448	126,401	328,893	372,412	90,044	1,493,082	0.4	1,441,024	0.4	1,099,867	0.3
Grand total on March 31, 2015	39,085,678	26,249,256	19,480,097	46,142,762	64,083,454	208,605,538	403,646,785	100.0
Grand total on December 31, 2014	38,040,400	27,708,773	18,381,507	42,541,754	62,658,014	210,086,520			399,416,968	100.0
Grand total on March 31, 2014	36,744,557	25,537,505	17,566,272	41,985,432	54,617,824	199,861,259					376,312,849	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2015		2014
						Total on March 31 (B)	% (6)	Total on December 31 (B)	% (6)	Total on March 31 (B)	% (6)
Discounted trade receivables and loans (1)	2,695,144	1,191,887	1,268,343	2,010,979	2,829,340	9,995,693	88.5	8,034,352	87.4	7,589,263	87.2
Financing	235,438	182,031	103,483	212,983	135,930	869,865	7.7	805,388	8.8	840,441	9.6
Agricultural and agribusiness loans	26,416	35,126	9,592	58,286	28,790	158,210	1.4	147,206	1.6	95,434	1.1
Subtotal	2,956,998	1,409,044	1,381,418	2,282,248	2,994,060	11,023,768	97.6	8,986,946	97.8	8,525,138	97.9
Leasing	16,482	14,592	9,913	18,284	13,204	72,475	0.6	72,993	0.8	107,416	1.2
Advances on foreign exchange contracts (2)	9,994	7,676	15,358	1,972	-	35,000	0.3	7,599	0.1	11,457	0.1
Subtotal	2,983,474	1,431,312	1,406,689	2,302,504	3,007,264	11,131,243	98.5	9,067,538	98.7	8,644,011	99.2
Other receivables (3)	6,393	46,695	5,116	11,080	95,369	164,653	1.5	122,988	1.3	66,507	0.8
Grand total on March 31, 2015	2,989,867	1,478,007	1,411,805	2,313,584	3,102,633	11,295,896	100.0
Grand total on December 31, 2014	1,426,803	1,262,119	1,050,599	2,195,417	3,255,588			9,190,526	100.0
Grand total on March 31, 2014	1,458,130	1,537,921	1,124,936	1,961,826	2,627,705					8,710,518	100.0

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	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015		2014
							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)
Discounted trade receivables and loans (1)	698,585	610,647	510,376	1,238,066	1,841,872	4,144,349	9,043,895	62.6	8,517,993	63.9	8,903,597	63.9
Financing	211,892	203,868	189,739	548,681	917,026	2,808,669	4,879,875	33.8	4,286,726	32.1	4,476,095	32.1
Agricultural and agribusiness loans	1,017	793	2,216	8,963	31,909	212,791	257,689	1.8	255,722	1.9	148,977	1.1
Subtotal	911,494	815,308	702,331	1,795,710	2,790,807	7,165,809	14,181,459	98.2	13,060,441	97.9	13,528,669	97.1
Leasing	16,068	14,965	13,980	38,673	61,425	115,781	260,892	1.8	267,245	2.0	397,155	2.9
Subtotal	927,562	830,273	716,311	1,834,383	2,852,232	7,281,590	14,442,351	100.0	13,327,686	99.9	13,925,824	100.0
Other receivables (3)	457	436	437	1,067	1,337	3,047	6,781	-	6,933	0.1	6,101	-
Grand total on March 31, 2015	928,019	830,709	716,748	1,835,450	2,853,569	7,284,637	14,449,132	100.0
Grand total on December 31, 2014	884,269	747,168	642,300	1,655,041	2,669,692	6,736,149			13,334,619	100.0
Grand total on March 31, 2014	936,488	783,522	691,084	1,783,634	2,810,508	6,926,689					13,931,925	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Grand total
	2015		2014
	Total on March 31 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	171,516,419	40.0	165,238,557	39.3	157,270,842	39.4
Financing	125,196,841	29.3	124,592,608	29.5	117,899,769	29.6
Agricultural and agribusiness loans	23,750,467	5.5	24,082,953	5.7	21,473,570	5.4
Subtotal	320,463,727	74.8	313,914,118	74.5	296,644,181	74.4
Leasing	4,014,872	0.9	4,319,149	1.0	5,270,807	1.3
Advances on foreign exchange contracts (2) (Note 11a)	7,035,908	1.6	5,875,694	1.4	6,458,632	1.6
Subtotal	331,514,507	77.3	324,108,961	76.9	308,373,620	77.3
Other receivables (3)	20,909,236	4.9	22,534,636	5.3	19,883,626	5.0
Total loans	352,423,743	82.2	346,643,597	82.2	328,257,246	82.3
Sureties and guarantees (4)	73,562,843	17.1	72,069,547	17.1	67,517,631	16.9
Loan assignment (5)	-	-	-	-	18,536	-
Loan assignment - real estate receivables certificate	1,308,229	0.3	1,350,643	0.3	1,506,112	0.4
Co-obligation in rural loan assignment (4)	102,254	-	100,919	-	111,035	-
Loans available for import (4)	424,303	0.1	304,917	0.1	364,638	0.1
Confirmed exports loans (4)	77,359	-	31,466	-	80,227	-
Acquisition of credit card receivables	1,493,082	0.3	1,441,024	0.3	1,099,867	0.3
Grand total on March 31, 2015	429,391,813	100.0
Grand total on December 31, 2014			421,942,113	100.0
Grand total on March 31, 2014					398,955,292	100.0

(1)  Including credit card loans and advances on credit card receivables of R$16,627,064 thousand (R$17,422,034 thousand on December 31, 2014 and R$18,504,679 thousand on March 31, 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$17,961,648 thousand (R$19,594,184 thousand on December 31, 2014 and R$16,737,909 thousand on March 31, 2014);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to March 31, 2014, net of installments repaid; and

(6)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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b) By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2015		2014
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Discounted trade receivables and loans	32,927,429	77,563,865	10,565,332	27,797,366	5,293,628	2,870,412	3,056,747	1,683,046	9,758,594	171,516,419	48.8	165,238,557	47.8	157,270,842	47.9
Financing	32,384,155	41,440,706	40,090,965	7,830,751	857,022	507,244	475,991	272,451	1,337,556	125,196,841	35.5	124,592,608	35.9	117,899,769	35.9
Agricultural and agribusiness loans	3,280,436	3,087,021	9,467,332	7,156,454	247,598	343,938	36,122	33,091	98,475	23,750,467	6.7	24,082,953	6.9	21,473,570	6.5
Subtotal	68,592,020	122,091,592	60,123,629	42,784,571	6,398,248	3,721,594	3,568,860	1,988,588	11,194,625	320,463,727	91.0	313,914,118	90.6	296,644,181	90.3
Leasing	89,770	510,815	3,039,866	49,310	58,867	38,246	71,893	26,198	129,907	4,014,872	1.1	4,319,149	1.2	5,270,807	1.6
Advances on foreign exchange contracts (2)	3,243,810	2,089,507	850,303	731,830	65,293	33,175	3,479	11,360	7,151	7,035,908	2.0	5,875,694	1.7	6,458,632	2.0
Subtotal	71,925,600	124,691,914	64,013,798	43,565,711	6,522,408	3,793,015	3,644,232	2,026,146	11,331,683	331,514,507	94.1	324,108,961	93.5	308,373,620	93.9
Other receivables	1,192,588	15,179,057	1,333,047	2,511,374	132,220	48,650	33,810	36,051	442,439	20,909,236	5.9	22,534,636	6.5	19,883,626	6.1
Grand total on March 31, 2015	73,118,188	139,870,971	65,346,845	46,077,085	6,654,628	3,841,665	3,678,042	2,062,197	11,774,122	352,423,743	100.0
%	20.8	39.7	18.5	13.1	1.9	1.1	1.0	0.6	3.3	100.0
Grand total on December 31, 2014	67,545,322	143,449,578	65,580,194	43,036,762	6,077,430	4,775,807	2,329,463	1,931,411	11,917,630			346,643,597	100.0
%	19.5	41.4	18.9	12.4	1.7	1.4	0.7	0.6	3.4			100.0
March total on March 31, 2014	59,809,242	135,682,050	61,152,811	45,885,781	7,013,465	4,357,870	2,220,070	1,739,372	10,396,585					328,257,246	100.0
%	18.2	41.3	18.7	14.0	2.1	1.3	0.7	0.5	3.2					100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2015		2014
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	-	-	1,651,091	3,329,156	2,207,639	1,333,771	1,014,516	810,275	4,102,684	14,449,132	100.0	13,334,619	100.0	13,931,925	100.0
1 to 30	-	-	151,087	243,695	129,490	68,780	56,824	46,696	231,447	928,019	6.4	884,269	6.6	936,488	6.7
31 to 60	-	-	133,862	209,051	110,632	64,561	52,641	43,047	216,915	830,709	5.7	747,168	5.6	783,522	5.6
61 to 90	-	-	110,555	168,017	98,447	61,496	46,732	38,280	193,221	716,748	5.0	642,300	4.8	691,084	5.0
91 to 180	-	-	215,097	410,618	272,303	158,641	131,219	105,938	541,634	1,835,450	12.7	1,655,041	12.4	1,783,634	12.8
181 to 360	-	-	312,551	622,068	439,614	249,272	208,837	175,963	845,264	2,853,569	19.7	2,669,692	20.0	2,810,508	20.2
More than 360	-	-	727,939	1,675,707	1,157,153	731,021	518,263	400,351	2,074,203	7,284,637	50.5	6,736,149	50.6	6,926,689	49.7
Past-due installments (2)	-	-	479,087	2,359,223	1,015,807	778,451	793,728	889,464	4,980,136	11,295,896	100.0	9,190,526	100.0	8,710,518	100.0
1 to 14	-	-	11,435	1,306,584	55,469	33,684	21,631	17,497	305,222	1,751,522	15.5	468,180	5.1	437,410	5.0
15 to 30	-	-	453,206	326,011	133,452	60,423	42,942	32,844	189,467	1,238,345	11.0	958,623	10.4	1,020,720	11.7
31 to 60	-	-	14,446	709,151	242,239	121,039	77,135	61,580	252,417	1,478,007	13.1	1,262,119	13.7	1,537,921	17.7
61 to 90	-	-	-	12,190	562,980	153,694	102,300	253,009	327,632	1,411,805	12.5	1,050,599	11.4	1,124,936	12.9
91 to 180	-	-	-	5,287	21,667	399,864	532,309	504,078	850,379	2,313,584	20.5	2,195,417	23.9	1,961,826	22.5
181 to 360	-	-	-	-	-	9,747	17,411	20,456	2,915,286	2,962,900	26.2	3,142,308	34.3	2,566,104	29.5
More than 360	-	-	-	-	-	-	-	-	139,733	139,733	1.2	113,280	1.2	61,601	0.7
Subtotal	-	-	2,130,178	5,688,379	3,223,446	2,112,222	1,808,244	1,699,739	9,082,820	25,745,028		22,525,145		22,642,443
Specific provision	-	-	21,302	170,650	322,345	633,666	904,122	1,189,818	9,082,820	12,324,723		12,003,974		10,778,385

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2.682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2015		2014
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	73,118,188	139,870,971	63,216,667	40,388,706	3,431,182	1,729,443	1,869,798	362,458	2,691,302	326,678,715	100.0	324,118,452	100.0	305,614,803	100.0
1 to 30	5,950,447	18,823,841	3,356,868	5,767,205	396,704	143,450	73,032	53,636	466,192	35,031,375	10.7	34,151,921	10.5	33,485,188	11.0
31 to 60	4,939,445	12,582,417	2,775,526	3,952,637	195,770	69,914	154,522	52,611	286,709	25,009,551	7.7	26,353,143	8.1	24,265,784	7.9
61 to 90	3,419,746	8,237,791	2,295,417	3,152,691	154,841	222,597	23,015	16,525	144,675	17,667,298	5.4	17,393,046	5.4	16,036,425	5.2
91 to 180	9,041,064	16,616,462	5,855,966	7,362,114	547,532	381,942	1,213,659	55,945	313,458	41,388,142	12.7	37,538,081	11.6	38,229,433	12.5
181 to 360	11,857,806	23,278,063	8,216,615	7,419,983	519,383	183,429	107,338	54,717	373,166	52,010,500	15.9	53,204,158	16.4	46,728,478	15.3
More than 360	37,909,680	60,332,397	40,716,275	12,734,076	1,616,952	728,111	298,232	129,024	1,107,102	155,571,849	47.6	155,478,103	48.0	146,869,495	48.1
Generic provision	-	699,413	632,196	1,211,691	343,148	518,863	934,929	253,750	2,691,302	7,285,292		7,135,012		6,621,018
Grand total on March 31, 2015 (2)	73,118,188	139,870,971	65,346,845	46,077,085	6,654,628	3,841,665	3,678,042	2,062,197	11,774,122	352,423,743
Existing provision	-	746,597	717,741	2,137,774	1,891,501	1,843,690	2,463,861	2,042,716	11,774,122	23,618,002
Minimum required provision	-	699,413	653,498	1,382,341	665,493	1,152,529	1,839,051	1,443,568	11,774,122	19,610,015
Excess provision (3)	-	47,184	64,243	755,433	1,226,008	691,161	624,810	599,148	-	4,007,987
Grand total on December 31, 2014 (2)	67,545,322	143,449,578	65,580,194	43,036,762	6,077,430	4,775,807	2,329,463	1,931,411	11,917,630			346,643,597
Existing provision	-	789,074	786,083	2,253,858	1,736,391	2,142,282	1,593,169	1,927,341	11,917,630			23,145,828
Minimum required provision	-	717,247	655,802	1,291,103	607,743	1,432,742	1,164,732	1,351,987	11,917,630			19,138,986
Excess provision (3)	-	71,827	130,281	962,755	1,128,648	709,540	428,437	575,354	-			4,006,842
Grand total on March 31, 2014 (2)	59,809,242	135,682,050	61,152,811	45,885,781	7,013,465	4,357,870	2,220,070	1,739,372	10,396,585					328,257,246
Existing provision	-	760,369	691,184	2,370,453	1,975,728	1,942,485	1,549,980	1,720,126	10,396,585					21,406,910
Minimum required provision	-	678,414	611,528	1,376,573	701,346	1,307,361	1,110,035	1,217,561	10,396,585					17,399,403
Excess provision (3)	-	81,955	79,656	993,880	1,274,382	635,124	439,945	502,565	-					4,007,507

(1)    Percentage of maturities by type of installment;

(2)    The grand total includes performing loans of R$326,678,715 thousand (R$324,118,452 thousand on December 31, 2014 and R$305,614,803 thousand on March 31, 2014) and non-performing loans of R$25,745,028 thousand (R$22,525,145 thousand on December 31, 2014 and R$22,642,443 thousand on March 31, 2014);and

(3)    On March31, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totals R$607,195 thousand (421,596 thousand on December 31, 2014 and R$355,479 thousand on March 31, 2014) (Note 20b).

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Notes to the Consolidated Financial Statements

d)    Concentration of loans

	R$ thousand
	2015		2014
	March 31	% (1)	December 31	% (1)	March 31	% (1)
Largest borrower	7,496,522	2.1	6,828,851	2.0	6,099,815	1.9
10 largest borrowers	27,157,144	7.7	24,043,751	6.9	21,085,268	6.4
20 largest borrowers	40,968,276	11.6	35,072,065	10.1	30,068,823	9.2
50 largest borrowers	60,546,037	17.2	49,656,653	14.3	44,709,536	13.6
100 largest borrowers	74,572,128	21.2	62,286,978	18.0	56,765,490	17.3

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	R$ thousand
	2015		2014
	March 31%		December 31%		March 31%
Public sector	7,513,447	2.1	6,849,002	2.0	6,134,786	1.9
Federal government	7,496,522	2.1	6,828,851	2.0	6,099,815	1.9
Petrochemical	7,496,522	2.1	6,828,851	2.0	6,099,815	1.9
State government	16,925	-	20,151	-	34,971	-
Production and distribution of electricity	16,925	-	20,151	-	34,971	-
Private sector	344,910,296	97.9	339,794,595	98.0	322,122,460	98.1
Manufacturing	59,167,397	16.8	56,650,811	16.3	57,248,281	17.4
Food products and beverages	13,307,370	3.8	13,640,472	3.9	13,702,865	4.2
Steel, metallurgy and mechanics	10,111,197	2.9	10,092,436	2.9	10,996,178	3.3
Light and heavy vehicles	5,919,850	1.7	5,353,212	1.5	4,517,481	1.4
Chemical	4,810,379	1.4	4,521,503	1.3	4,088,839	1.2
Pulp and paper	4,276,609	1.2	3,886,237	1.1	4,114,570	1.3
Textiles and apparel	3,204,695	0.9	3,138,214	0.9	3,326,775	1.0
Rubber and plastic articles	2,887,802	0.8	2,810,330	0.8	2,775,948	0.8
Furniture and wood products	2,161,238	0.6	2,205,150	0.7	2,106,729	0.6
Non-metallic materials	2,118,705	0.6	2,081,481	0.6	2,493,783	0.8
Automotive parts and accessories	2,107,816	0.6	1,998,093	0.6	2,095,009	0.6
Oil refining and production of alcohol	1,727,944	0.5	1,816,990	0.5	1,589,035	0.5
Electric and electronic products	1,304,360	0.4	1,237,125	0.4	1,485,312	0.5
Extraction of metallic and non-metallic ores	1,757,544	0.5	1,166,969	0.3	1,248,043	0.4
Leather articles	813,458	0.2	791,083	0.2	797,573	0.2
Publishing, printing and reproduction	567,724	0.2	578,718	0.2	575,642	0.2
Other industries	2,090,706	0.5	1,332,798	0.4	1,334,499	0.4
Commerce	42,354,705	12.0	42,849,384	12.5	42,766,588	13.1
Merchandise in specialty stores	8,166,095	2.3	8,317,266	2.4	8,503,002	2.6
Food products, beverages and tobacco	5,135,086	1.4	5,553,398	1.6	4,598,418	1.4
Non-specialized retailer	5,306,610	1.5	5,405,122	1.5	5,310,128	1.6
Waste and scrap	3,934,468	1.1	3,679,167	1.1	3,741,842	1.1
Automobile	3,415,286	1.0	3,364,449	1.0	3,531,935	1.1
Clothing and footwear	3,020,703	0.9	3,079,345	0.9	2,948,678	0.9
Motor vehicle repairs, parts and accessories	2,963,463	0.8	3,065,933	0.9	3,188,407	1.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	2015		2014
	March 31%		December 31%		March 31%
Agricultural products	2,371,394	0.7	2,285,594	0.7	2,210,533	0.7
Grooming and household articles	2,178,220	0.6	2,211,096	0.6	2,265,792	0.7
Fuel	1,953,602	0.6	1,970,667	0.6	1,936,686	0.6
Trading intermediary	918,721	0.3	967,834	0.3	917,216	0.3
Wholesale of goods in general	1,057,551	0.3	942,695	0.3	1,183,990	0.4
Other commerce	1,933,506	0.5	2,006,818	0.6	2,429,961	0.7
Financial intermediaries	3,956,583	1.1	3,736,254	1.1	3,443,588	1.0
Services	94,958,325	27.0	92,787,584	26.6	83,861,711	25.5
Civil construction	23,858,082	6.8	24,567,839	7.1	23,525,719	7.2
Transportation and storage	18,132,263	5.1	18,319,498	5.3	18,312,306	5.6
Real estate activities, rentals and corporate services	13,137,425	3.7	12,482,678	3.6	11,790,085	3.6
Holding companies, legal, accounting and business advisory services	7,289,209	2.1	6,758,937	1.8	5,713,522	1.7
Clubs, leisure, cultural and sport activities	4,755,328	1.3	4,826,010	1.4	2,077,567	0.6
Production and distribution of electric power, gas and water	4,657,443	1.3	4,616,014	1.3	4,373,182	1.3
Social services, education, health, defense and social security	3,010,166	0.9	3,112,357	0.9	2,802,166	0.9
Hotels and catering	2,924,319	0.8	2,919,739	0.8	2,798,469	0.9
Telecommunications	753,786	0.2	774,953	0.2	431,011	0.1
Other services	16,440,304	4.8	14,409,559	4.2	12,037,684	3.6
Agriculture, cattle raising, fishing, forestry and timber industry	3,614,291	1.0	3,461,945	1.0	3,249,237	1.0
Individuals	140,858,995	40.0	140,308,617	40.5	131,553,055	40.1
Total	352,423,743	100.0	346,643,597	100.0	328,257,246	100.0

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Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2015	2014
	Installments past due	Installments not yet due	Total - non-performing loans				% March 31 YTD (2)	% December 31 YTD (2)	% March 31 YTD (2)
AA	-	-	-	73,118,188	73,118,188	20.8	20.8	19.5	18.2
A	-	-	-	139,870,971	139,870,971	39.7	60.5	60.9	59.5
B	479,087	1,651,091	2,130,178	63,216,667	65,346,845	18.5	79.0	79.8	78.2
C	2,359,223	3,329,156	5,688,379	40,388,706	46,077,085	13.1	92.1	92.2	92.2
Subtotal	2,838,310	4,980,247	7,818,557	316,594,532	324,413,089	92.1
D	1,015,807	2,207,639	3,223,446	3,431,182	6,654,628	1.9	94.0	93.9	94.3
E	778,451	1,333,771	2,112,222	1,729,443	3,841,665	1.1	95.1	95.3	95.6
F	793,728	1,014,516	1,808,244	1,869,798	3,678,042	1.0	96.1	96.0	96.3
G	889,464	810,275	1,699,739	362,458	2,062,197	0.6	96.7	96.6	96.8
H	4,980,136	4,102,684	9,082,820	2,691,302	11,774,122	3.3	100.0	100.0	100.0
Subtotal	8,457,586	9,468,885	17,926,471	10,084,183	28,010,654	7.9
Grand total on March 31, 2015	11,295,896	14,449,132	25,745,028	326,678,715	352,423,743	100.0
%	3.2	4.1	7.3	92.7	100.0
Grand total on December 31, 2014	9,190,526	13,334,619	22,525,145	324,118,452	346,643,597
%	2.7	3.8	6.5	93.5	100.0
Grand total on March 31, 2014	8,710,518	13,931,925	22,642,443	305,614,803	328,257,246
%	2.6	4.3	6.9	93.1	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	2015	2014
		Specific			Generic	Total			% March 31 YTD (1)	% December 31 YTD (1)	% March 31 YTD (1)
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	699,413	699,413	47,184	746,597	0.5	0.6	0.6
B	1.0	4,791	16,511	21,302	632,196	653,498	64,243	717,741	1.1	1.2	1.1
C	3.0	70,776	99,874	170,650	1,211,691	1,382,341	755,433	2,137,774	4.6	5.2	5.2
Subtotal		75,567	116,385	191,952	2,543,300	2,735,252	866,860	3,602,112	1.1	1.2	1.3
D	10.0	101,581	220,764	322,345	343,148	665,493	1,226,008	1,891,501	28.4	28.6	28.2
E	30.0	233,535	400,131	633,666	518,863	1,152,529	691,161	1,843,690	48.0	44.9	44.6
F	50.0	396,864	507,258	904,122	934,929	1,839,051	624,810	2,463,861	67.0	68.4	69.8
G	70.0	622,625	567,193	1,189,818	253,750	1,443,568	599,148	2,042,716	99.1	99.8	98.9
H	100.0	4,980,136	4,102,684	9,082,820	2,691,302	11,774,122	-	11,774,122	100.0	100.0	100.0
Subtotal		6,334,741	5,798,030	12,132,771	4,741,992	16,874,763	3,141,127	20,015,890	71.5	71.5	68.4
Grand total on March 31, 2015		6,410,308	5,914,415	12,324,723	7,285,292	19,610,015	4,007,987	23,618,002	6.7
%		27.1	25.1	52.2	30.8	83.0	17.0	100.0
Grand total on December 31, 2014		6,165,412	5,838,562	12,003,974	7,135,012	19,138,986	4,006,842	23,145,828		6.7
%		26.7	25.2	51.9	30.8	82.7	17.3	100.0
Grand total on March 31, 2014		5,289,592	5,488,793	10,778,385	6,621,018	17,399,403	4,007,507	21,406,910			6.5
%		24.7	25.7	50.4	30.9	81.3	18.7	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On March 31, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totals R$607,195 thousand (R$421,596 thousand on December 31, 2014 and R$355,479 on March 31, 2014) (Note 20b).

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Notes to the Consolidated Financial Statements

g)    Changes in allowance for loan losses

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Opening balance	23,145,828	22,622,532	21,687,029
- Specific provision (1)	12,003,974	11,589,687	10,851,170
- Generic provision (2)	7,135,012	7,024,534	6,800,157
- Excess provision (3) (4)	4,006,842	4,008,311	4,035,702
Additions (Note 10h-1)	4,038,662	3,834,438	3,269,154
Net write-offs	(3,566,488)	(3,311,142)	(3,549,273)
Closing balance	23,618,002	23,145,828	21,406,910
- Specific provision (1)	12,324,723	12,003,974	10,778,385
- Generic provision (2)	7,285,292	7,135,012	6,621,018
- Excess provision (3) (4)	4,007,987	4,006,842	4,007,507

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by
CMN Resolution No. 2.682/99. The excess provision per customer was classified according to the level of risk in Note 10f; and

(4)  In the first quarter 2015, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totals R$607,195 thousand (R$421,596 thousand on December 31, 2014, and R$355,479 thousand on March 31, 2014) (Note 20b).

h)    Allowance for Loan Losses (ALL) expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Amount recorded (1)	4,038,662	3,834,438	3,269,154
Amount recovered (2)	(855,208)	(1,062,602)	(866,378)
Allowance for Loan Losses (ALL) expense net of amounts recovered	3,183,454	2,771,836	2,402,776

(1)  The first quarter of 2015 includes provision for guarantees provided, comprising sureties, guarantees, letters of credit and standby letter of credit, which are included in the “excess” ALL concept, totaling R$185,599 thousand, (R$54,102 thousand in the fourth quarter of 2014 and R$17,855 thousand in the first quarter of 2014), respectively; and

(2)  Classified in income from loans (Note 10j).

i)      Changes in the renegotiated portfolio

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Opening balance	10,777,178	10,539,677	10,191,901
Amount renegotiated	2,944,164	2,725,969	2,249,910
Amount received	(1,656,756)	(1,439,028)	(1,272,713)
Write-offs	(962,834)	(1,049,440)	(1,062,684)
Closing balance	11,101,752	10,777,178	10,106,414
Allowance for loan losses	7,030,103	6,902,438	6,513,453
Percentage on renegotiated portfolio	63.3%	64.0%	64.4%

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j)      Income from loans and leasing

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Discounted trade receivables and loans	10,741,687	10,377,003	9,356,022
Financing	3,737,291	3,535,171	3,142,621
Agricultural and agribusiness loans	355,447	351,809	301,951
Subtotal	14,834,425	14,263,983	12,800,594
Recovery of credits charged-off as losses	855,208	1,062,602	866,378
Subtotal	15,689,633	15,326,585	13,666,972
Leasing, net of expenses	141,750	148,401	176,592
Total	15,831,383	15,474,986	13,843,564

11)  OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Assets - other receivables
Exchange purchases pending settlement	10,775,255	8,481,157	10,607,491
Exchange sale receivables	2,595,211	3,456,757	7,846,747
(-) Advances in domestic currency received	(323,028)	(228,496)	(384,564)
Income receivable on advances granted	84,583	64,876	63,970
Total	13,132,021	11,774,294	18,133,644
Liabilities - other liabilities
Exchange sales pending settlement	2,717,521	3,463,430	7,699,812
Exchange purchase payables	8,999,754	7,792,842	10,749,928
(-) Advances on foreign exchange contracts	(7,035,908)	(5,875,694)	(6,458,632)
Other	5,102	4,754	4,227
Total	4,686,469	5,385,332	11,995,335
Net foreign exchange portfolio	8,445,552	6,388,962	6,138,309
Off-balance-sheet accounts:
- Loans available for import	424,303	304,917	364,638
- Confirmed exports loans	77,359	31,466	80,227

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Foreign exchange income	1,165,618	665,291	(7,526)
Adjustments:
- Income on foreign currency financing (1)	129,222	68,243	16,725
- Income on export financing (1)	407,639	297,408	224,711
- Income on foreign investments (2)	27,161	14,797	76
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(942,382)	(402,929)	18,573
- Funding expenses (4)	(191,560)	(176,994)	(166,987)
- Other	(329,633)	(225,727)	110,271
Total adjustments	(899,553)	(425,202)	203,369
Adjusted foreign exchange income	266,065	240,089	195,843

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Deferred tax assets (Note 34c)	37,524,948	32,348,054	29,213,684
Credit card operations	19,454,730	21,035,208	17,837,776
Debtors for escrow deposits	11,917,840	11,628,728	11,080,960
Prepaid taxes	6,094,044	6,655,315	5,186,611
Other debtors	6,963,047	6,110,259	5,169,051
Trade and credit receivables (1)	3,652,856	3,923,247	4,083,798
Payments to be reimbursed	742,579	782,996	1,224,772
Receivables from sale of assets	87,720	85,064	80,123
Other	363,637	265,586	377,466
Total	86,801,401	82,834,457	74,254,241

(1)    Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

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12)  OTHER ASSETS

a)     Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
			March 31	December 31	March 31
Real estate	929,118	(146,642)	782,476	704,548	555,303
Vehicles and similar	545,974	(286,850)	259,124	287,401	315,225
Goods subject to special conditions	204,090	(204,090)	-	-	-
Inventories/warehouse	65,402	-	65,402	60,657	78,186
Machinery and equipment	20,429	(11,910)	8,519	7,365	12,214
Other	25,742	(19,868)	5,874	7,242	1,338
Total on March 31, 2015	1,790,755	(669,360)	1,121,395
Total on December 31, 2014	1,766,194	(698,981)		1,067,213
Total on March 31, 2014	1,565,634	(603,368)			962,266

b)    Prepaid expenses

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Deferred insurance acquisition costs (1)	1,961,970	1,925,847	1,727,490
Commission on the placement of loans and financing (2)	1,251,319	1,486,198	1,763,712
Advertising and marketing expenses (3)	193,603	111,376	80,353
Other (4)	448,043	333,958	406,318
Total	3,854,935	3,857,379	3,977,873

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)  INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2015	2014
	March 31	December 31	March 31
- IRB-Brasil Resseguros S.A.	547,378	618,527	546,691
- Integritas Participações S.A.	492,974	492,242	503,719
- BES Investimento do Brasil S.A.	131,421	138,002	134,986
- Other	301,197	304,294	271,240
Total investment in affiliates - in Brazil	1,472,970	1,553,065	1,456,636
- Tax incentives	239,417	239,547	239,533
- Other investments	197,228	193,708	448,271
Provision for:
- Tax incentives	(211,930)	(212,060)	(212,045)
- Other investments	(61,795)	(61,795)	(61,798)
Grand total investments	1,635,890	1,712,465	1,870,597

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b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond in the first quarter of 2015 to R$(19,738) thousand (R$57,188 thousand in the fourth quarter of 2014 and R$51,763 thousand in the first quarter of 2014).

Companies	R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
							2015	2014
			Common	Preferred			1st Quarter	4th Quarter	1st Quarter
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,668,835	212	-	20.51%	(43,457)	(8,913)	39,900	43,738
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	657,105	12,734	12,734	20.00%	(32,870)	(6,574)	2,838	4,160
Integritas Participações S.A. (2)	545,638	740,649	22,581	-	25.17%	(783)	(197)	3,403	(193)
Other (2)							(4,054)	11,047	4,058
Equity in the earnings (losses) of unconsolidated companies							(19,738)	57,188	51,763

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

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14)  PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2015	2014
				March 31	December 31	March 31
Property and equipment:
- Buildings	4%	1,129,737	(461,438)	668,299	562,013	588,418
- Land	-	370,995	-	370,995	406,095	405,434
Facilities, furniture and equipment in use	10%	4,600,888	(2,509,167)	2,091,721	2,151,295	2,027,776
Security and communication systems	10%	587,060	(186,562)	400,498	323,170	188,388
Data processing systems	20 a 50%	5,688,986	(4,317,296)	1,371,690	1,398,625	1,363,375
Transportation systems	20%	92,182	(42,993)	49,189	45,947	23,404
Total on March 31, 2015		12,469,848	(7,517,456)	4,952,392
Total on December 31, 2014		12,216,215	(7,329,070)		4,887,145
Total on March 31, 2014		11,828,383	(7,231,588)			4,596,795

The Bradesco Organization’s premises and equipment have an unrecorded surplus of R$5,180,003 thousand (R$5,284,088 thousand on December 31, 2014 and R$5,302,970 thousand on March 31, 2014). This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The immobilization index, regarding the "prudential consolidated" reference equity was of 47.9% and in the "financial consolidated" was of 49.8%, where the maximum limit of 50%.

The difference between the fixed assets to net worth ratios in the prudential consolidated and in the financial consolidated is due to the inclusion, in the economic-financial consolidated, of non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio with the consequent decrease in the fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity or a corporate restructuring, with the aim of managing this ratio.

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15)  INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$3,238,633 thousand, net of accumulated amortization, as applicable, of which: (i) R$409,973 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of  affiliates (Integritas/Fleury shares), which will be amortized as realized; and (ii) R$2,828,660 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio/market value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in the Fixed Assets – Intangible Assets.

In the first quarter of 2015, goodwill was amortized totaling R$50,778 thousand (R$50,069 thousand in the fourth quarter of 2014 and R$28,306 thousand in the first quarter of 2014) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2015	2014
				March 31	December 31	March 31
Acquisition of financial services rights	Contract (4)	4,274,720	(2,422,516)	1,852,204	2,025,940	2,437,077
Software (2)	20% to 50%	9,336,130	(5,072,124)	4,264,006	4,082,155	4,088,092
Future profitability/customer portfolio/market value (3)	Up to 20%	3,687,583	(858,923)	2,828,660	1,938,141	1,973,753
Other (5)	Contract	4,237,134	(389,609)	3,847,525	424,758	501,683
Total on March 31, 2015		21,535,567	(8,743,172)	12,792,395
Total on December 31, 2014		16,740,371	(8,269,377)		8,470,994
Total on March 31, 2014		16,260,103	(7,259,498)			9,000,605

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$757,152 thousand, Odontoprev - R$201,439 thousand, Bradescard Mexico - R$20,541 thousand, Europ Assistance Serviços de Assistência Personalizados - R$12,150 thousand and Cielo/Investees - R$1,490,489 thousand and Banco Bradesco BBI S.A. - R$157,577 thousand;

(4)  Based on the pay-back of each agreement; and

(5)   It primarily includes the sponsorship program for the 2016 Olympic Games and the operational agreement between Cielo, which is our subsidiary of shared control, and Banco do Brasil, in the first quarter of 2015, in order to create an association, aiming to manage the transactions arising from credit card operations, which will be amortized within up to 30 years.

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c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of financial service rights	Software	Future profitability/ customer portfolio/market value	Other	Total
Balance on December 31, 2014	2,025,940	4,082,155	1,938,141	424,758	8,470,994
Additions (reductions) (1) (2)	41,517	457,567	941,297	3,474,005	4,914,386
Amortization for the period	(215,253)	(275,716)	(50,778)	(51,238)	(592,985)
Balance on March 31, 2015	1,852,204	4,264,006	2,828,660	3,847,525	12,792,395

(1)    Under the heading “Future profitability/client portfolio/market value” includes the intangible asset generated by the acquisition of shares of Cielo; and

(2)    Under the heading “Others” includes the operational agreement between Cielo, our subsidiary of shared control and Banco do Brasil, in the first quarter of 2015, for the creation of association, in order to manage the transactions originating from credit and debit card operations, which will be amortized within up to 30 years.

16)  DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
● Demand deposits (1)	30,230,056	-	-	-	30,230,056	33,029,201	38,569,323
● Savings deposits (1)	91,741,025	-	-	-	91,741,025	92,154,815	82,098,295
● Interbank deposits	82,878	94,334	48,388	229,321	454,921	641,204	654,821
● Time deposits (2)	20,784,378	19,451,418	5,969,621	43,071,067	89,276,484	85,787,338	97,387,056
Grand total on March 31, 2015	142,838,337	19,545,752	6,018,009	43,300,388	211,702,486
%	67.5	9.2	2.8	20.5	100.0
Grand total on December 31, 2014	141,202,339	19,607,628	5,709,201	45,093,390		211,612,558
%	66.7	9.3	2.7	21.3		100.0
Grand total on March 31, 2014	136,664,471	19,483,137	11,893,889	50,667,998			218,709,495
%	62.5	8.9	5.4	23.2			100.0

(1)    Classified as “1 to 30 days”, not considering average historical turnover; and

(2)    Considers the actual maturities of investments.

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b)   Securities sold under agreements to repurchase

	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Own portfolio	52,749,275	31,874,154	16,712,932	16,435,549	117,771,910	131,922,139	137,072,756
● Government securities	43,243,710	173,522	61,784	3,685	43,482,701	56,118,537	72,360,296
● Debentures of own issuance	2,633,351	31,700,632	16,650,956	15,573,207	66,558,146	68,844,776	63,822,962
● Foreign	6,872,214	-	192	858,657	7,731,063	6,958,826	889,498
Third-party portfolio (1)	185,055,289	-	-	-	185,055,289	187,098,495	112,795,792
Unrestricted portfolio (1)	568,450	344,129	-	-	912,579	1,173,461	847,482
Grand total on March 31, 2015 (2)	238,373,014	32,218,283	16,712,932	16,435,549	303,739,778
%	78.5	10.6	5.5	5.4	100.0
Grand total on December 31, 2014 (2)	252,106,371	39,351,832	6,598,146	22,137,746		320,194,095
%	78.7	12.3	2.1	6.9		100.0
Grand total on March 31, 2014 (2)	187,205,689	32,306,134	9,006,861	22,197,346			250,716,030
%	74.7	12.9	3.6	8.8			100.0

(1) Represented by government securities; and

(2) Includes R$68,876,955 thousand (R$106,239,295 thousand on December 31, 2014 and R$66,573,426 thousand on March 31, 2014) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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c)   Funds from issuance of securities

	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities -Brazil:
- Mortgage bonds	68,068	211,018	55,485	-	334,571	404,915	591,165
- Letters of credit for real estate	1,446,190	4,942,945	3,622,731	4,287,777	14,299,643	11,862,705	7,023,452
- Letters of credit for agribusiness	664,660	4,539,178	2,680,847	2,252,053	10,136,738	8,570,579	4,643,358
- Financial bills	2,601,816	13,691,320	13,737,071	25,116,031	55,146,238	54,961,063	41,688,036
Subtotal	4,780,734	23,384,461	20,096,134	31,655,861	79,917,190	75,799,262	53,946,011
Securities - Overseas:
- MTN Program Issues (1)	57,377	359,392	493,806	4,413,146	5,323,721	6,290,306	7,722,808
- Securitization of future flow of money orders received from overseas (Note 16d)	5,853	479,029	479,029	1,803,440	2,767,351	2,489,511	2,687,724
- Issuance costs	-	-	-	(15,341)	(15,341)	(13,692)	(15,404)
Subtotal	63,230	838,421	972,835	6,201,245	8,075,731	8,766,125	10,395,128
Structured operations certificates	8,423	37,138	98,704	110,104	254,369	260,046	169,470
Grand total on March 31, 2015	4,852,387	24,260,020	21,167,673	37,967,210	88,247,290
%	5.5	27.5	24.0	43.0	100.0
Grand total on December 31, 2014	3,192,652	25,163,194	18,291,959	38,177,628		84,825,433
%	3.8	29.7	21.6	44.9		100.0
Grand total on March 31, 2014	1,719,026	8,023,374	16,816,138	37,952,071			64,510,609
%	2.7	12.4	26.1	58.8			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

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d)    Since 2003, Bradesco has been party to certain agreements to optimize its funding and liquidity management activities by using an SPE - Special Purpose Entity. This SPE, known as International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows from underlying assets which primarily include flows from current payment orders and future remittances made by individuals and companies located overseas to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by the SPE:

	R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2015	2014
				March 31	December 31	March 31
Securitization of future flow of payment orders received from overseas	20.12.2007	354,260	20.11.2014	-	-	45,176
	17.12.2009	133,673	20.11.2014	-	-	28,163
	06.3.2008	836,000	22.5.2017	640,711	596,861	678,021
	19.12.2008	1,168,500	20.2.2019	1,201,071	1,060,833	1,073,198
	17.12.2009	133,673	20.2.2017	87,939	83,280	97,503
	17.12.2009	89,115	20.2.2020	108,015	94,204	92,230
	20.8.2010	307,948	21.8.2017	251,834	231,696	256,633
	29.9.2010	170,530	21.8.2017	143,931	132,422	146,674
	16.11.2011	88,860	20.11.2018	109,412	99,260	105,858
	16.11.2011	133,290	22.11.2021	224,438	190,955	164,268
Total		3,415,849		2,767,351	2,489,511	2,687,724

e)     Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Savings deposits	1,479,138	1,452,945	1,281,055
Time deposits	2,321,734	2,362,566	2,406,574
Securities sold under agreements to repurchase	7,842,326	7,879,859	5,271,917
Funds from issuance of securities	2,785,227	2,295,328	1,395,769
Other funding expenses	116,906	120,815	109,931
Subtotal	14,545,331	14,111,513	10,465,246
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	3,584,192	2,866,282	2,580,982
Total	18,129,523	16,977,795	13,046,228

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17)  BORROWING AND ON-LENDING

a)     Borrowing

	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil - other institutions	8,459	-	-	14,038	22,497	20,158	14,499
Overseas	1,545,484	9,876,050	5,300,466	3,019,037	19,741,037	15,198,434	15,652,592
Grand total on March 31, 2015	1,553,943	9,876,050	5,300,466	3,033,075	19,763,534
%	7.9	50.0	26.8	15.3	100.0
Grand total on December 31, 2014	2,590,751	6,749,480	3,783,100	2,095,261		15,218,592
%	17.0	44.3	24.9	13.8		100.0
Grand total on March 31, 2014	3,314,866	8,415,226	2,965,862	971,137			15,667,091
%	21.2	53.7	18.9	6.2			100.0

b)    On-lending

	R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil	1,175,433	6,023,213	6,411,641	27,323,254	40,933,541	42,295,577	40,883,232
- National Treasury	-	-	52,086	-	52,086	151,096	2,289
- BNDES	407,652	2,142,944	2,209,662	7,248,033	12,008,291	12,273,443	11,719,610
- CEF	1,011	4,676	5,611	5,611	16,909	20,133	34,921
- FINAME	766,770	3,875,593	4,142,705	20,069,610	28,854,678	29,849,333	29,124,787
- Other institutions	-	-	1,577	-	1,577	1,572	1,625
Overseas	10,614	-	1,661,195	-	1,671,809	1,483,967	173,694
Grand total on March 31, 2015	1,186,047	6,023,213	8,072,836	27,323,254	42,605,350
%	2.8	14.1	18.9	64.2	100.0
Grand total on December 31, 2014	1,151,547	5,702,212	7,764,835	29,160,950		43,779,544
%	2.6	13.0	17.7	66.7		100.0
Grand total on March 31, 2014	1,333,700	5,008,263	5,625,750	29,089,213			41,056,926
%	3.2	12.2	13.7	70.9			100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Borrowing:
- In Brazil	112	4,762	113
- Overseas	52,239	40,537	31,940
Subtotal borrowing	52,351	45,299	32,053
On-lending in Brazil:
- National Treasury	1,802	2,921	240
- BNDES	187,993	180,271	178,574
- CEF	393	418	631
- FINAME	237,404	189,717	174,849
- Other institutions	7	28	13
On-lending overseas:
- Payables to foreign bankers (Note 11a)	942,382	402,929	(18,573)
- Other expenses with foreign on-lending	10,654,034	3,865,456	(1,329,516)
- Exchange variation from assets and liabilities overseas	(5,799,035)	(2,162,641)	744,405
Subtotal on-lending	6,224,980	2,479,099	(249,377)
Total	6,277,331	2,524,398	(217,324)

18)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2.445/88 and No. 2.449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion of the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Bradesco Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and Cofins – R$1,963,859 thousand (R$1,818,412 thousand on December 31, 2014 and R$2,422,013 thousand on March 31, 2014): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        INSS Autonomous Brokers – R$1,591,091 thousand (R$1,531,540 thousand on December 31, 2014 and R$1,367.973 thousand on March 31, 2014): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8.212/91, as new wording in Law No. 9.876/99;

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-        IRPJ/CSLL on losses of credits – R$2,069,323 thousand (R$2,059,542 thousand on December 31, 2014 and R$1,881,607 thousand on March 31, 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9.430/96 that only apply to temporary losses;

-        PIS – EC 17/97 - R$227,259 thousand (R$321,748 thousand on December 31, 2014): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-        PIS – R$315,880 thousand (R$320,067 thousand on December 31, 2014 and R$312,670 thousand on March 31, 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4.506/64), which excludes interest income; and

-        Pension Contributions - R$920,790 thousand (R$484,960 thousand on December 31, 2014 and R$457,157 thousand on March 31, 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Labor claims	2,690,980	2,737,447	2,507,534
Civil claims	4,054,011	3,941,689	3,808,201
Subtotal (1)	6,744,991	6,679,136	6,315,735
Provision for tax risks (2)	8,216,554	7,571,986	8,087,164
Total	14,961,545	14,251,122	14,402,899

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2015
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2014	2,737,447	3,941,689	7,571,986
Adjustment for inflation	84,561	95,152	167,670
Provisions, net of reversals and write-offs	102,097	187,877	480,777
Payments	(233,125)	(170,707)	(3,879)
Balance on March 31, 2015	2,690,980	4,054,011	8,216,554

(1)    Includes, in the first quarter of 2015, constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, to the sum of R$428,158 thousand; and (7ii) IRPJ/CSLL on losses of credits, totaling R$47,545 thousand; and

(2)    Mainly include legal liabilities.

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c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is “plaintiff” or “defendant” and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,884,046 thousand (R$1,840,272 thousand on December 31, 2014 and R$1,728,473 thousand on March 31, 2014) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$4,339,317 thousand (R$4,264,479 thousand on December 31, 2014 and R$1,562,363 thousand on March 31, 2014); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$979,460 thousand (R$1,034,018 thousand on December 31, 2014, and R$544,185 thousand on March 31, 2014);
d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$1,247,006 thousand (R$1,226,665 thousand on December 31, 2014 and R$464,734 thousand on March 31, 2014); and e) IRPJ and CSLL deficiency note, amounting to R$384,621 thousand (R$378,664 thousand on December 31, 2014) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

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19)  SUBORDINATED DEBT

					R$ thousand
					2015	2014
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
In Brazil:
Subordinated CDB:
2014 (2)	6	-	R$	112.0% of CDI rate	-	-	1,740,701
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015 (3)	6	1,252,857	R$	108.0% to 112.0% of CDI rate	2,785,967	2,677,464	2,418,670
2016	6	500	R$	IPCA + 7.1292% p.a.	1,005	952	866
2019	10	20,000	R$	IPCA + 7.76% p.a.	43,305	40,986	37,133
Financial bills:
				IGPM + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	173,673	166,069	151,814
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGPM + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,892,785	9,904,746	9,472,766
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGPM + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	9,170,267	9,036,475	8,851,047
				IGPM + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	27,146	26,148	24,288

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Notes to the Consolidated Financial Statements

					R$ thousand
					2015	2014
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	75,483	72,358	65,770
				IGPM + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	225,801	216,409	200,017
				100.0% of CDI rate + (1.0079% p.a. - 1.0412% p.a.)
				IGPM + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. - 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,397,832	3,294,514	3,337,420
2020	7	1,700	R$	IPCA + 4.2620% p.a.	2,134	2,036	1,891
2018	8	50,000	R$	IGPM + 7.0670% p.a.	85,420	82,323	77,230
				IGPM + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	20,080	19,329	17,635
				IGPM + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. - 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	39,220	37,726	34,667
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,555	1,486	1,384
2021	9	7,000	R$	111.0% of CDI rate	9,176	8,898	8,152
				IGPM + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	29,324	27,976	25,733
				IGPM + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. - 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	73,457	70,401	65,003

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Notes to the Consolidated Financial Statements

					R$ thousand
					2015	2014
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
				IGPM + (3.5855% p.a. - 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. - 10.8971% p.a.)	840,524	810,721	757,952
CDB pegged to loans:
2015 a 2016	de 1 a 2	1,980	R$	100.0% of CDI rate	2,633	3,073	4,260
Subtotal in Brazil					26,896,787	26,500,090	27,294,399
Overseas:
2014 (1)	10	-	Euro	Rate of 8.00% p.a.	-	-	727,278
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,406,451	2,026,515	1,697,568
2021	11	2,766,650	US$	Rate of 5.90% p.a.	5,178,667	4,349,977	3,657,202
2022	11	1,886,720	US$	Rate of 5.75% p.a.	3,533,990	2,967,773	2,495,087
Issuance costs on funding					(26,269)	(22,688)	(31,622)
Subtotal overseas					11,092,839	9,321,577	8,545,513
Grand total					37,989,626	35,821,667	35,839,912

(1)  Subordinated debt transactions that matured in April 2014;

(2)  Subordinated debt transactions that matured in November 2014; and

(3)  Subordinated debt transactions that matured in February and March 2015.

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20)  OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Provision for tax risk (Note 18b IV)	8,216,554	7,571,986	8,087,164
Provision for deferred income tax (Note 34f)	3,297,632	3,291,978	3,324,071
Taxes and contributions on profit payable	1,402,128	4,290,860	1,960,189
Taxes and contributions payable	1,080,820	1,041,316	1,245,893
Total	13,997,134	16,196,140	14,617,317

b)   Sundry

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Credit card operations	16,722,075	18,094,072	15,205,642
Sundry creditors	11,174,883	9,053,390	7,665,135
Civil and labor provisions (Note 18b IV)	6,744,991	6,679,136	6,315,735
Provision for payments	5,325,795	5,894,823	4,959,783
Loan assignment obligations	5,263,871	4,948,920	4,020,680
Liabilities for acquisition of assets and rights	1,166,220	1,054,651	1,159,209
Other (1)	2,684,616	2,432,442	1,758,695
Total	49,082,451	48,157,434	41,084,879

(1)  On March 31, 2015, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totaling R$607,195 thousand (R$421,596 thousand on December 31, 2014 and R$355,479 on March 31, 2014) (Note 10g).

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21)  INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Capitalization bonds
	2015	2014		2015	2014		2015	2014		2015	2014
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	833,607	798,859	767,362	123,982,286	120,906,070	106,417,460	-	-	-	124,815,893	121,704,929	107,184,822
Mathematical reserve for vested benefits	171,741	171,416	169,205	7,166,605	6,985,943	6,767,511	-	-	-	7,338,346	7,157,359	6,936,716
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	6,136,379	5,979,268	5,350,899	6,136,379	5,979,268	5,350,899
Reserve for claims incurred but not reported (IBNR)	1,850,688	1,606,139	1,680,781	1,056,088	1,056,836	1,108,440	-	-	-	2,906,776	2,662,975	2,789,221
Unearned premium reserve	4,057,340	4,066,840	3,471,271	290,985	277,958	289,380	-	-	-	4,348,325	4,344,798	3,760,651
Complementary reserve for coverage	-	-	-	1,632,451	1,624,285	712,108	-	-	-	1,632,451	1,624,285	712,108
Reserve for unsettled claims	4,303,460	4,161,997	3,747,572	1,174,711	1,097,502	983,040	-	-	-	5,478,171	5,259,499	4,730,612
Reserve for financial surplus	-	-	-	454,891	426,239	409,116	-	-	-	454,891	426,239	409,116
Reserve for draws and redemptions	-	-	-	-	-	-	687,482	631,378	644,133	687,482	631,378	644,133
Other reserves	1,834,144	1,897,000	1,890,968	1,564,342	1,482,137	3,255,400	97,557	97,216	86,159	3,496,043	3,476,353	5,232,527
Total reserves	13,050,980	12,702,251	11,727,159	137,322,359	133,856,970	119,942,455	6,921,418	6,707,862	6,081,191	157,294,757	153,267,083	137,750,805

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b)    Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2015	2014		2015	2014		2015	2014		2015	2014
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Health	6,832,265	6,622,586	6,079,164	-	-	-	-	-	-	6,832,265	6,622,586	6,079,164
Auto/RCF	3,214,167	3,195,820	2,926,741	-	-	-	-	-	-	3,214,167	3,195,820	2,926,741
DPVAT/Retrocession	293,611	242,246	318,434	4,014	3,955	3,915	-	-	-	297,625	246,201	322,349
Life	15,590	14,726	16,053	6,750,827	6,410,820	6,044,904	-	-	-	6,766,417	6,425,546	6,060,957
Basic lines	2,695,347	2,626,873	2,386,767	-	-	-	-	-	-	2,695,347	2,626,873	2,386,767
Unrestricted Benefits Generating Plan - PGBL - in contribution phase	-	-	-	20,864,239	20,916,893	19,311,853	-	-	-	20,864,239	20,916,893	19,311,853
Long-Term Life Insurance - VGBL - in contribution phase	-	-	-	89,736,989	86,977,487	75,017,867	-	-	-	89,736,989	86,977,487	75,017,867
Pension plans	-	-	-	19,966,290	19,547,815	19,563,916	-	-	-	19,966,290	19,547,815	19,563,916
Capitalization bonds	-	-	-	-	-	-	6,921,418	6,707,862	6,081,191	6,921,418	6,707,862	6,081,191
Total technical reserves	13,050,980	12,702,251	11,727,159	137,322,359	133,856,970	119,942,455	6,921,418	6,707,862	6,081,191	157,294,757	153,267,083	137,750,805

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Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2015	2014		2015	2014		2015	2014		2015	2014
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Total technical reserves	13,050,980	12,702,251	11,727,159	137,322,359	133,856,970	119,942,455	6,921,418	6,707,862	6,081,191	157,294,757	153,267,083	137,750,805
(-) Deferred acquisition costs that reduce unearned premium reserve (PPNG)	(286,928)	(270,631)	(245,778)	-	-	-	-	-	-	(286,928)	(270,631)	(245,778)
(-) Portion corresponding to contracted reinsurance	(870,003)	(871,011)	(856,699)	(12,944)	(12,612)	(5,664)	-	-	-	(882,947)	(883,623)	(862,363)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	(2,318)	-	-	(55,827)	-	-	-	(2,318)	(2,318)	(58,145)
(-) Receivables	(915,249)	(891,065)	(909,355)	-	-	-	-	-	-	(915,249)	(891,065)	(909,355)
(-) Unearned premium reserve – Health Insurance (4)	(981,963)	(949,029)	(795,412)	-	-	-	-	-	-	(981,963)	(949,029)	(795,412)
(-) Reserves from DPVAT agreements	(287,601)	(236,239)	(312,117)	-	-	-	-	-	-	(287,601)	(236,239)	(312,117)
To be insured	9,706,918	9,481,958	8,605,480	137,309,415	133,844,358	119,880,964	6,921,418	6,707,862	6,081,191	153,937,751	150,034,178	134,567,635

Investment fund quotas (VGBL and PGBL)	-	-	-	110,601,228	107,894,380	94,329,720	-	-	-	110,601,228	107,894,380	94,329,720
Investment fund quotas (excluding VGBL and PGBL)	6,308,777	7,980,702	6,619,315	18,342,297	20,080,415	16,174,067	1,326,487	1,825,193	3,750,073	25,977,561	29,886,310	26,543,455
Government securities	5,273,440	5,046,582	4,042,444	12,122,597	10,228,007	9,026,894	5,619,395	5,177,471	1,990,274	23,015,432	20,452,060	15,059,612
Private securities	104,672	105,943	154,456	170,740	173,684	189,985	42,175	42,729	60,711	317,587	322,356	405,152
Shares	2,196	2,956	4,324	1,323,053	1,296,157	1,119,968	307,756	305,184	370,933	1,633,005	1,604,297	1,495,225
Total technical reserve guarantees	11,689,085	13,136,183	10,820,539	142,559,915	139,672,643	120,840,634	7,295,813	7,350,577	6,171,991	161,544,813	160,159,403	137,833,164

(1)     “Other reserves” - Insurance primarily refers to technical reserves of the “personal health” portfolio;

(2)     Includes personal insurance and pension plans;

(3)     “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”;  In the fourth quarter of 2014, in compliance with SUSEP Circular Letter No. 462/13, the “Other Technical Reserves (OPT)” balance was reversed; and

(4)     Deduction set forth in Article 4 of ANS Normative Resolution No. 314/12.

Bradesco     177

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Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Written premiums	7,293,480	7,075,823	6,436,107
Pension plan contributions (including VGBL)	5,080,665	9,371,359	3,898,491
Capitalization bond income	1,337,693	1,432,086	1,204,915
Granted coinsurance premiums	(24,021)	(24,171)	(40,728)
Refunded premiums	(53,369)	(49,502)	(49,290)
Net written premiums	13,634,448	17,805,595	11,449,495
Reinsurance premiums	(59,806)	(73,063)	(67,437)
Insurance, pension plan and capitalization bond retained premiums	13,574,642	17,732,532	11,382,058

22)  NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2015	2014
	March 31	December 31	Mach 31
Token Gestão de Contas de Pagamento S.A. (1)	1,084,526	-	-
Banco Bradesco BBI S.A.	13,094	12,838	134,734
Other (2)	401,920	379,674	414,535
Total	1,499,540	392,512	549,269

(1)  A company originated from the operational agreement between Cielo, which is our subsidiary of shared control, and Banco do Brasil, for the creation of an association aiming to manage the transactions arising from credit card operations; and

(2)  Mainly related to the non-controlling interest in our subsidiary Odontoprev.

23)  SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2015	2014
	March 31	December 31	March 31
Common shares	2,524,364,555	2,103,637,129	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039	4,207,274,039
Treasury (common shares)	(3,478,332)	(2,898,610)	(2,898,610)
Treasury (preferred shares)	(10,781,844)	(8,984,870)	(8,984,870)
Total outstanding shares	5,034,468,671	4,195,390,559	4,195,390,559

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Notes to the Consolidated Financial Statements

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559
Increase of capital stock with issuing of shares – bonus of 20% (1)	420,727,426	420,727,382	841,454,808
Increase of shares in treasury – bonus of 20%	(579,722)	(1,796,974)	(2,376,696)
Number of outstanding shares as at March 31, 2015	2,520,886,223	2,513,582,448	5,034,468,671

(1) Benefited the shareholders registered in the records of Bradesco on March 26, 2015.

In the Extraordinary General Meeting of March 10, 2015, deliberation was made to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, of compliance with the provisions in Article 169 of Law No. 6.404/76, with a bonus of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, whereby 420,727,426 common and 420,727,382 preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered on March 26, 2015.

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law No. 6.404/76, amended by Law No. 10.303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first half-year of 2014, totaling R$829,000 thousand, at R$0.188201395 per common share and R$0.207021535 per preferred share, which was paid on July 18, 2014.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the period of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

Bradesco     179

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Notes to the Consolidated Financial Statements

Interest on shareholders’ equity and dividends for the year ending March 31, 2015 is calculated as follows:

	R$ thousand	% (1)
Net income for the quarter	4,243,986
(-) Legal reserve	(212,199)
Adjusted calculation basis	4,031,787
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,494,133
Withholding income tax on interest on shareholders’ equity	(224,120)
Interest on shareholders’ equity (net) in March 31, 2015	1,270,013	31.50
I Interest on shareholders’ equity (net) in March 31, 2014	1,030,371	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,712	37,307	211,405
Supplementary paid interest on own capital	0.218733	0.240607	963,489	144,523	818,966
March 31, 2014 YTD Total	0.275187	0.302706	1,212,201	181,830	1,030,371
Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,666	37,300	211,366
Supplementary interest on shareholders’ equity provisioned (1)	0.235624	0.259186	1,245,467	186,820	1,058,647
March 31, 2015 Total	0.292078	0.321285	1,494,133	224,120	1,270,013

(1)  It considers the bonus of 20% of shares occurring in March 2015.

d)     Treasury shares

The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buy-back program based on the previous conditions, which remained in force until June 26, 2014. The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buy-back program, based on the previous conditions. It is valid until June 26, 2015.

A total of 3,478,332 common shares and 10,781,844 preferred shares had been acquired with the effect of the 20% subsidy on shares, totaling R$298,015 thousand until March 31, 2014, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, and per preferred share is R$25.23185, R$27.16272 and R$33.12855, respectively. The fair value was R$30.13 per common share and R$29.67 per preferred share on March 31, 2015.

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Notes to the Consolidated Financial Statements

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st quarter
Credit card income	2,190,120	2,130,809	1,833,681
Checking account	1,071,797	1,079,804	943,995
Loans	634,954	694,596	573,368
Asset management	624,571	657,344	561,812
Collections	386,775	398,057	379,961
Consortium management	243,630	239,974	198,925
Underwriting / Financial Advisory Services	149,166	120,865	220,942
Custody and brokerage services	129,230	136,410	124,789
Payments	101,787	86,568	96,433
Other	168,651	242,910	256,522
Total	5,700,681	5,787,337	5,190,428

25)  PAYROLL AND RELATED BENEFITS

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Salaries	1,602,763	1,682,819	1,516,258
Benefits	752,497	778,614	697,236
Social security charges	594,965	637,969	572,453
Employee profit sharing	333,214	309,196	293,259
Provision for labor claims	138,984	216,482	182,491
Training	22,663	50,899	17,450
Total	3,445,086	3,675,979	3,279,147

26)  OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Outsourced services	903,731	1,109,245	903,415
Depreciation and amortization	522,461	535,872	446,196
Communication	391,252	388,008	375,505
Data processing	363,339	369,313	335,694
Advertising and marketing	132,911	401,346	178,249
Rental	229,625	239,621	213,903
Transport	157,387	180,833	202,885
Financial system services	197,941	193,428	197,048
Asset maintenance	239,849	200,031	151,507
Security and surveillance	149,306	141,399	138,307
Supplies	77,897	88,569	77,160
Water, electricity and gas	77,549	64,914	61,477
Travel	28,901	53,814	30,252
Other	208,872	262,603	203,739
Total	3,681,021	4,228,996	3,515,337

Bradesco     181

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Notes to the Consolidated Financial Statements

27)  TAX EXPENSES

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1stQuarter
Contribution for Social Security Financing (COFINS)	661,982	678,936	766,001
Social Integration Program (PIS) contribution	113,524	113,059	145,986
Tax on Services (ISSQN)	141,941	147,496	142,543
Municipal Real Estate Tax (IPTU) expenses	36,208	8,195	30,891
Other	63,056	63,824	55,854
Total	1,016,711	1,011,510	1,141,275

28)  OTHER OPERATING INCOME

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1stQuarter
Other interest income	564,730	526,504	428,668
Reversal of other operating provisions	196,879	165,316	114,161
Gains on sale of goods	896	1,858	6,244
Revenues from recovery of charges and expenses	43,483	80,593	26,971
Other	283,611	293,823	235,241
Total	1,089,599	1,068,094	811,285

29)  OTHER OPERATING EXPENSES

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1stQuarter
Other finance costs	1,465,154	1,390,841	1,174,765
Sundry losses	407,346	472,348	383,073
Commissions on loans and financing	380,282	355,149	331,678
Discount granted	307,016	344,825	289,597
Intangible assets amortization	215,253	223,122	204,901
Goodwill amortization (Note 15a)	50,778	50,069	28,306
Other (1)	996,172	365,597	451,072
Total	3,822,001	3,201,951	2,863,392

(1)     In the first quarter of 2015, it primarily includes: (i) provision for tax contingency, to the sum of R$475,703 thousand (Note 18b (v)); and (ii) provision for guarantees given, including guarantees, deposits, letters of credit and standby letter of credit, of which the exceeding provision was highlighted, to the sum of R$185,599 thousand, (fourth quarter of 2014 – R$54,102 thousand and first quarter of 2014 – R$17,855 thousand) (Note 10h).

30)  NON-OPERATING INCOME (LOSS)

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1stQuarter
Gain/loss on sale and write-off of assets and investments	(72,346)	(132,643)	(66,022)
Recording/reversal of non-operating provisions	19,164	(59,041)	(59,310)
Other	17,561	14,032	15,887
Total	(35,621)	(177,652)	(109,445)

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Notes to the Consolidated Financial Statements

31)  RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2015	2014		2015	2014
	March 31	December 31	March 31	1st Quarter	4th Quarter	1stQuarter
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(410,764)	(1,019,589)	(319,325)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(302,527)	(750,925)	(235,182)	-	-	-
Fundação Bradesco	(108,237)	(268,664)	(84,143)	-	-	-
Demand deposits/Savings accounts:	(19,656)	(19,670)	(22,175)	(167)	(178)	(199)
BBD Participações S.A.	(2)	(8)	(2)	-	-	-
Nova Cidade de Deus Participações S.A.	(8)	(6)	(10)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(8)	(5)	(10)	-	-	-
Key Management Personnel	(19,638)	(19,651)	(22,153)	(167)	(178)	(199)
Time deposits:	(144,948)	(133,122)	(143,923)	(2,137)	(1,933)	(2,522)
Cidade de Deus Companhia Comercial de Participações	(59,779)	(59,941)	(58,638)	(20)	(19)	(20)
Key Management Personnel	(85,169)	(73,181)	(85,285)	(2,117)	(1,914)	(2,502)
Securities sold under agreements to repurchase:	(865,671)	(411,574)	(732,486)	(13,358)	(10,795)	(20,365)
Cidade de Deus Companhia Comercial de Participações	(575,365)	(290,413)	(338,965)	(8,775)	(7,802)	(12,168)
BBD Participações S.A.	(236,137)	(29,118)	(251,584)	(2,788)	(555)	(4,300)
Key Management Personnel	(54,169)	(92,043)	(141,937)	(1,795)	(2,438)	(3,897)
Funds from issuance of securities:	(650,036)	(619,551)	(625,146)	(17,811)	(16,460)	(13,688)
Key Management Personnel	(650,036)	(619,551)	(625,146)	(17,811)	(16,460)	(13,688)
Rental of branches:	-	-	-	(540)	(371)	(371)
Fundação Bradesco	-	-	-	(540)	(371)	(371)
Subordinated debts:	-	-	(773)	-	-	(18)
Fundação Bradesco	-	-	(773)	-	-	(18)

Bradesco     183

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Notes to the Consolidated Financial Statements

b)   Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2015, the maximum amount of R$349,900 thousand was set for Management compensation and R$353,000 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3.921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1stQuarter
Salaries	78,566	75,307	81,275
INSS contributions	17,640	16,811	18,250
Total	96,206	92,118	99,525

Post-employment benefits

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1stQuarter
Defined contribution supplementary pension plans	81,785	82,040	81,266
Total	81,785	82,040	81,266

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3.989/11.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

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Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2015	2014
	March 31	December 31	March 31
● Common shares	0.72%	0.72%	0.72%
● Preferred shares	1.05%	1.04%	1.01%
● Total shares (1)	0.89%	0.88%	0.87%

(1)  On March 31, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.09% of common shares, 1.10% of preferred shares and 2.09% of all shares.

32)  FINANCIAL INSTRUMENTS

a)      Risk Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamism of the markets ensures that Bradesco continuously acts to improve this activity in the pursuit of best practices. For that reason, Bradesco use its internal market risk models, which were already in force, to calculate regulatory capital since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses as a result of the non-compliance by the borrower or counterparty with their financial obligations under agreed terms, as well as to the reduction in the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantageous terms / conditions given in a renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

Bradesco     185

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Notes to the Consolidated Financial Statements

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

Market risk management

Market risk is the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s market risk exposure profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution No. 3.464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2015			2014
	March 31			December 31	March 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,015,433,775	938,469,520	76,964,255	65,788,444	66,944,724
Funds available	13,682,722	10,548,820	3,133,902	3,705,116	4,860,251
Interbank investments	195,745,641	194,108,942	1,636,699	828,956	2,434,958
Securities and derivative financial instruments	344,429,809	328,121,248	16,308,561	14,024,139	14,396,296
Interbank and interdepartmental accounts	48,464,088	48,464,088	-	-	-
Loan and leasing	302,355,397	259,434,601	42,920,796	37,042,133	32,877,311
Other receivables and assets	110,756,118	97,791,821	12,964,297	10,188,100	12,375,908
Permanent assets	19,380,677	19,245,334	135,343	105,955	39,327
Investments	1,635,890	1,632,953	2,937	2,653	325
Premises and equipment and leased assets	4,952,392	4,928,569	23,823	18,570	13,326
Intangible assets	12,792,395	12,683,812	108,583	84,732	25,676
Total	1,034,814,452	957,714,854	77,099,598	65,894,399	66,984,051

Liabilities
Current and long-term liabilities	949,064,998	855,769,885	93,295,113	78,780,467	76,330,450
Deposits	211,702,486	174,063,270	37,639,216	29,950,742	27,819,114
Securities sold under agreements to repurchase	303,739,778	296,008,715	7,731,063	6,958,826	889,497
Funds from issuance of securities	88,247,290	80,171,559	8,075,731	8,766,126	10,395,128
Interbank and interdepartmental accounts	4,247,393	2,276,896	1,970,497	1,757,393	2,356,701
Borrowing and on-lending	62,368,884	40,587,823	21,781,061	17,001,662	16,029,860
Derivative financial instruments	5,711,002	4,180,881	1,530,121	820,843	1,993,977
Technical reserve for insurance, pension plans and capitalization bonds	157,294,757	157,293,734	1,023	845	848
Other liabilities:
- Subordinated debts	37,989,626	26,896,787	11,092,839	9,321,577	8,545,513
- Other	77,763,782	74,290,220	3,473,562	4,202,453	8,299,812
Deferred income	312,438	312,438	-	-	-
Non-controlling interests in subsidiaries	1,499,540	1,499,540	-	-	-
Shareholders’ equity	83,937,476	83,937,476	-	-	-
Total	1,034,814,452	941,519,339	93,295,113	78,780,467	76,330,450

Net position of assets and liabilities			(16,195,515)	(12,886,068)	(9,346,399)
Net position of derivatives (2)			(20,368,667)	(17,327,187)	(11,380,712)
Other net off-balance-sheet accounts (3)			(919,475)	(1,012,215)	(658,411)
Net exchange position (liability)			(37,483,657)	(31,225,470)	(21,385,522)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

Bradesco     187

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2015	2014
	March 31	December 31	March 31
Fixed rates	17,302	20,368	9,529
IGPM/IPCA	1,828	10,495	31,671
Exchange coupon	2,124	6,048	5,526
Foreign currency	3,799	8,640	8,866
Equities	-	3,737	273
Sovereign/Eurobonds and Treasuries	3,892	5,526	5,910
Other	1,591	1,995	3,746
Correlation/diversification effect	(12,323)	(20,260)	(29,109)
VaR (Value at Risk)	18,213	36,549	36,412

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also have an offsetting impact on the linked technical reserves.

188             Economic and Financial Analysis Report – March 2015

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2015			2014
		March 31			December 31			March 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,395)	(2,073,480)	(4,042,867)	(6,653)	(2,026,998)	(3,924,153)	(6,295)	(1,743,384)	(3,340,753)
Price indexes	Exposure subject to variations in price index coupon rates	(10,594)	(1,441,100)	(2,741,006)	(9,382)	(1,370,926)	(2,568,347)	(15,190)	(2,205,392)	(4,059,293)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(340)	(31,632)	(59,379)	(526)	(57,069)	(106,625)	(379)	(43,523)	(80,664)
Foreign currency	Exposure subject to exchange rate variations	(3,186)	(85,863)	(174,632)	(7,430)	(142,382)	(272,480)	(2,325)	(63,173)	(164,705)
Equities	Exposure subject to variation in stock prices	(18,602)	(465,045)	(930,090)	(17,898)	(447,446)	(894,892)	(21,908)	(547,706)	(1,095,413)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(971)	(37,666)	(74,188)	(898)	(40,715)	(79,422)	(663)	(39,807)	(77,128)
Other	Exposure not classified in other definitions	(1,168)	(29,205)	(58,409)	(1,100)	(28,795)	(57,591)	(235)	(5,954)	(11,908)
Total excluding correlation of risk factors		(41,256)	(4,163,991)	(8,080,571)	(43,887)	(4,114,331)	(7,903,510)	(46,995)	(4,648,939)	(8,829,864)
Total including correlation of risk factors		(28,279)	(3,513,513)	(6,807,285)	(32,947)	(3,412,335)	(6,546,331)	(33,055)	(3,785,764)	(7,092,958)

(1)  Amounts net of tax.

Bradesco     189

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain position, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2015			2014
		March 31			December 31			March 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(988)	(322,750)	(630,289)	(1,171)	(366,067)	(712,658)	(634)	(173,364)	(340,458)
Price indexes	Exposure subject to variations in price index coupon rates	(71)	(10,331)	(18,812)	(569)	(80,643)	(157,231)	(1,144)	(160,778)	(313,408)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(68)	(4,234)	(8,430)	(435)	(47,993)	(89,385)	(379)	(43,063)	(79,904)
Foreign currency	Exposure subject to exchange rate variations	(1,188)	(29,702)	(59,404)	(3,418)	(85,185)	(170,367)	(2,256)	(56,412)	(112,824)
Equities	Exposure subject to variation in stock prices	-	-	-	(651)	(16,264)	(32,529)	(946)	(23,645)	(47,290)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(292)	(5,437)	(10,860)	(574)	(29,250)	(56,730)	(455)	(33,506)	(64,449)
Other	Exposure not classified in other definitions	(1,063)	(26,564)	(53,128)	(1,121)	(27,687)	(55,374)	(99)	(2,614)	(5,229)
Total excluding correlation of risk factors		(3,670)	(399,018)	(780,923)	(7,939)	(653,089)	(1,274,274)	(5,913)	(493,382)	(963,562)
Total including correlation of risk factors		(2,494)	(353,426)	(690,371)	(5,250)	(434,142)	(843,678)	(2,750)	(280,144)	(551,645)

(1)  Amounts net of tax.

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$3.22 a scenario of R$3.25 was used, while for a 1-year fixed interest rate of 13.60%, a 13.61% scenario was applied;

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.22 a scenario of R$4.03 was used, while for a 1-year fixed interest rate of 13.60%, a 17.00% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.22 a scenario of R$4.83 was used, while for a 1-year fixed interest rate of 13.60%, a 20.40% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

It is crucial to measure and monitor this risk, so that the Organization can settle its obligations in a timely and reliable way.

The process of liquidity risk management is performed at the corporate level. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and controlled centrally and independently and includes the daily monitoring of the composition of available funds, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization establishes a minimum liquidity reserve to be held and the types of assets eligible for this reserve. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

Bradesco     191

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	582,071,760	95,489,968	71,409,137	266,462,910	-	1,015,433,775
Funds available	13,682,722	-	-	-	-	13,682,722
Interbank investments (2)	191,772,375	1,341,410	1,904,896	726,960	-	195,745,641
Securities and derivative financial instruments (1) (2)	253,671,679	12,634,002	15,093,624	63,030,504	-	344,429,809
Interbank and interdepartmental accounts	47,841,775	-	-	622,313	-	48,464,088
Loan and leasing	30,675,224	69,288,884	47,595,692	154,795,597	-	302,355,397
Other receivables and assets	44,427,985	12,225,672	6,814,925	47,287,536	-	110,756,118
Permanent assets	301,835	1,508,582	1,784,258	12,480,643	3,305,359	19,380,677
Investments	-	-	-	-	1,635,890	1,635,890
Premises and equipment	63,825	319,118	382,941	3,815,513	370,995	4,952,392
Intangible assets	238,010	1,189,464	1,401,317	8,665,130	1,298,474	12,792,395
Total on March 31, 2015	582,373,595	96,998,550	73,193,395	278,943,553	3,305,359	1,034,814,452
Total on December 31, 2014	600,476,748	97,975,082	62,765,860	268,295,688	2,526,573	1,032,039,951
Total on March 31, 2014	514,604,797	89,612,495	60,157,066	254,916,051	2,938,344	922,228,753

Liabilities
Current and long-term liabilities	573,926,179	100,312,915	61,380,489	213,445,415	-	949,064,998
Deposits (3)	142,838,337	19,545,752	6,018,009	43,300,388	-	211,702,486
Securities sold under agreements to repurchase (2)	238,373,014	32,218,283	16,712,932	16,435,549	-	303,739,778
Funds from issuance of securities	4,852,387	24,260,020	21,167,673	37,967,210	-	88,247,290
Interbank and interdepartmental accounts	4,247,393	-	-	-	-	4,247,393
Borrowing and on-lending	2,739,990	15,899,263	13,373,302	30,356,329	-	62,368,884
Derivative financial instruments	4,935,383	399,782	197,342	178,495	-	5,711,002
Technical reserves for insurance, pension plans and capitalization bonds (3)	127,615,000	4,326,942	1,672,236	23,680,579	-	157,294,757
Other liabilities:
- Subordinated debts	56,172	2,768,454	18,634	35,146,366	-	37,989,626
- Other	48,268,503	894,419	2,220,361	26,380,499	-	77,763,782
Deferred income	312,438	-	-	-	-	312,438
Non-controlling interests in subsidiaries	-	-	-	-	1,499,540	1,499,540
Shareholders’ equity	-	-	-	-	83,937,476	83,937,476
Total on March 31, 2015	574,238,617	100,312,915	61,380,489	213,445,415	85,437,016	1,034,814,452
Total on December 31, 2014	593,978,780	102,648,699	46,926,587	206,585,123	81,900,762	1,032,039,951
Total on March 31, 2014	502,681,642	79,077,399	51,859,821	214,734,626	73,875,265	922,228,753

Net assets on March 31, 2015 YTD	8,134,978	4,820,613	16,633,519	82,131,657	-	-
Net assets on December 31, 2014 YTD	6,497,968	1,824,351	17,663,624	79,374,189	-	-
Net assets on March 31, 2014 YTD	11,923,155	22,458,251	30,755,496	70,936,921	-	-

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology compatible with the business needs.

The methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, the execution, and the effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the department in charge, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, and codes of conduct and self-regulation.

Bradesco     193

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand
	Prudential	Financial
	2015	2014
	March 31	December 31	March 31
Tier I capital	74,094,585	77,198,803	69,934,147
Common equity	74,094,585	77,198,803	69,934,147
Shareholders’ equity	83,937,476	81,508,250	73,325,996
Non-controlling interests	3,929	-	203,858
Prudential adjustments (2)	(9,846,820)	(4,309,447)	(3,595,707)
Tier II capital	19,513,015	21,405,720	22,300,588
Subordinated debt	19,513,015	21,405,720	22,300,588
Capital (a)	93,607,600	98,604,523	92,234,735

- Credit risk	557,015,231	544,797,829	534,884,413
- Market risk	18,441,507	21,435,660	21,253,243
- Operational risk	39,117,366	30,979,716	29,852,953
Risk-weighted assets – RWA (b)	614,574,104	597,213,205	585,990,609

Basel ratio (a/b)	15.2%	16.5%	15.7%
Tier I capital	12.1%	12.9%	11.9%
- Principal capital	12.1%	12.9%	11.9%
Tier II capital	3.1%	3.6%	3.8%

(1)    As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", according to Resolution No. 4.192/13 of CMN; and

(2)    As per January 2015, the factor applied on prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Art.11 of CMN Resolution No. 4.192/13.

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2015		2015	2014		2015	2014
	March 31		March 31	December 31	March 31	March 31	December 31	March 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	344,429,809	346,070,066	286,799	1,253,027	(259,166)	1,640,257	2,070,497	1,184,811
- Adjustment of available-for-sale securities (Note 8cII)			(1,353,458)	(817,470)	(1,443,977)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			1,640,257	2,070,497	1,184,811	1,640,257	2,070,497	1,184,811
Loan and leasing (Notes 2, 3g and 10) (1)	352,423,743	350,496,488	(1,927,255)	(1,362,086)	(1,298,667)	(1,927,255)	(1,362,086)	(1,298,667)
Investments (Notes 3j and 13) (2)	1,635,890	22,688,368	21,052,478	19,206,740	16,702,955	21,052,478	19,206,740	16,702,955
Treasury shares (Note 23d)	298,015	353,916	-	-	-	55,901	116,475	79,645
Time deposits (Notes 3n and 16a)	89,276,484	88,842,531	433,953	408,188	375,778	433,953	408,188	375,778
Funds from issuance of securities (Note 16c)	88,247,290	88,299,704	(52,414)	(159,682)	(175,531)	(52,414)	(159,682)	(175,531)
Borrowing and on-lending (Notes 17a and 17b)	62,368,884	62,320,595	48,289	65,084	(124,054)	48,289	65,084	(124,054)
Subordinated debts (Note 19)	37,989,626	38,015,998	(26,372)	(68,561)	(243,200)	(26,372)	(68,561)	(243,200)
Unrealized gains excluding tax			19,815,478	19,342,710	14,978,115	21,224,837	20,276,655	16,501,737

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

c)      Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

33)  EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an Unrestricted Benefit Pension Plan (PGBL) for employees and directors. PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL scheme is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of the FIE funds.

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverage. The contributions belonging to participants who, in 2001, chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan (retirees and pensioners), whether they migrated to the PGBL plan or not, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formerly Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively for former employees of Banco BEC S.A.

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

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Notes to the Consolidated Financial Statements

Expenses related to contributions made in the first quarter of 2015 totaled R$155,522 thousand (R$159,485 in the fourth quarter of 2014 and R$158,470 thousand in the first quarter of 2014).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$775,160 thousand in the first quarter of 2015 (R$829,512 thousand in the fourth quarter of 2014 and R$714,686 thousand in the first quarter of 2014).

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Income before income tax and social contribution	1,409,428	4,477,337	5,908,365
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(563,771)	(1,790,935)	(2,363,346)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	(7,895)	22,875	20,705
Net non-deductible expenses of nontaxable income	(29,136)	(36,346)	(34,083)
Interest on shareholders’ equity (paid and payable)	441,983	359,099	355,257
Other amounts (2)	3,025,729	985,132	(413,921)
Income tax and social contribution for the period	2,866,910	(460,175)	(2,435,388)

(1)  The social contribution rate for financial companies and similar companies and insurance sectors was increased to 15%, in accordance with Law No. 11.727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes, primarily, (i) the exchange variation of assets and liabilities, arising from foreign investments and (ii) tax incentives.

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2015	2014
	1st Quarter	4th Quarter	1st Quarter
Current taxes:
Income tax and social contribution payable	(1,971,290)	(1,152,994)	(2,265,576)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	3,544,775	(420,823)	145,778
Use of opening balances of:
Social contribution loss	(50,617)	11,129	(139,862)
Income tax loss	(41,294)	80,210	(239,798)
Recording in the period on:
Social contribution loss	517,387	456,737	18,887
Income tax loss	867,949	565,566	45,183
Total deferred taxes	4,838,200	692,819	(169,812)
Income tax and social contribution for the period	2,866,910	(460,175)	(2,435,388)

Bradesco     197

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2014	Amount recorded	Amount realized	Balance on 3.31.2015	Balance on 3.31.2014
Allowance for loan losses	18,052,846	1,823,138	721,863	19,154,121	15,782,322
Civil provisions	1,570,222	189,939	149,767	1,610,394	1,511,062
Tax provisions	2,195,186	179,049	4,572	2,369,663	2,397,131
Labor provisions	1,096,117	121,281	139,877	1,077,521	995,908
Provision for devaluation of securities and investments	429,566	12,330	13,084	428,812	459,747
Provision for devaluation of foreclosed assets	277,856	33,653	45,492	266,017	237,826
Adjustment to fair value of trading securities	216,956	1,964,367	26,931	2,154,392	15,908
Amortization of goodwill	278,407	34	1,589	276,852	303,239
Provision for interest on shareholders’ equity (1)	-	342,517	-	342,517	255,772
Other	2,529,410	464,394	482,752	2,511,052	2,164,655
Total deductible taxes on temporary differences	26,646,566	5,130,702	1,585,927	30,191,341	24,123,570
Income tax and social contribution losses in Brazil and overseas	4,532,371	1,385,336	91,911	5,825,796	3,729,692
Subtotal (2)	31,178,937	6,516,038	1,677,838	36,017,137	27,853,262
Adjustment to fair value of available-for-sale securities (2)	1,055,334	426,350	87,656	1,394,028	1,220,225
Social contribution - Provisional Measure No. 2.158-35/01	113,783	-	-	113,783	140,197
Total deferred tax assets (Note 11b)	32,348,054	6,942,388	1,765,494	37,524,948	29,213,684
Deferred tax liabilities (Note 34f)	3,291,978	439,440	433,786	3,297,632	3,324,071
Deferred tax assets, net of deferred tax liabilities	29,056,076	6,502,948	1,331,708	34,227,316	25,889,613
- Percentage of net deferred tax assets on capital (Note 32a)	29.5%			36.6%	28.1%
- Percentage of net deferred tax assets over total assets	2.8%			3.3%	2.8%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from financial companies and similar companies, and insurance companies were established considering the increase in the social contribution rate, determined by Law No. 11.727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2.158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	3,449,271	2,046,307	403,543	292,555	80,528	6,272,204
2016	4,093,761	2,439,745	561,189	342,997	32,733	7,470,425
2017	4,089,843	2,420,826	965,523	544,819	522	8,021,533
2018	3,092,943	1,830,888	1,313,823	896,501	-	7,134,155
2019	4,226,393	2,393,466	23,006	464,033	-	7,106,898
2020 (1st quarter)	67,673	40,225	12,509	5,298	-	125,705
Total	19,019,884	11,171,457	3,279,593	2,546,203	113,783	36,130,920

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$33,329,714 thousand (R$28,650,754 thousand on December 31, 2014 and R$26,463,506  thousand on March 31, 2014), of which R$27,869,148  thousand (R$24,427,619 thousand on December 31, 2014 and R$22,918,033 thousand on March 31, 2014) refers to temporary differences, R$5,349,483 thousand (R$4,112,722 thousand on December 31, 2014 and R$3,414,250 thousand on March 31, 2014) to tax losses and negative basis of social contribution and R$111,083 thousand (R$110,413 thousand on December 31, 2014 and R$131,223 thousand on March 31, 2014) to deferred social contribution, Provisional Measure No. 2.158-35.

e)   Unrecognized deferred tax assets

On March 31, 2015, deferred tax assets of R$1,927 thousand (R$1,927 thousand on December 31, 2014 and R$2,077 thousand on March 31, 2014) were not recorded, but they will be when they meet the regulatory requirements and/or present prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Mark-to-market adjustment to securities and derivative financial instruments	971,513	969,078	733,737
Difference in depreciation	738,827	784,378	1,162,771
Judicial deposit and others	1,587,292	1,538,522	1,427,563
Total	3,297,632	3,291,978	3,324,071

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11.727/08 (Note 3h).

35)  OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$492,439,837 thousand as of March 31, 2015 (R$488,730,084 thousand at December 31, 2014 and R$439,175,700 thousand on March 31, 2014).

Bradesco     199

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Notes to the Consolidated Financial Statements

b)    Consortium funds

	R$ thousand
	2015	2014
	March 31	December 31	March 31
Monthly estimate of funds receivable from consortium members	450,660	429,312	383,836
Contributions payable by the group	21,678,694	20,816,191	18,635,721
Consortium members - assets to be included	19,548,333	18,741,580	16,714,437
Credits available to consortium members	4,347,271	4,133,159	3,950,264

	In units
	2015	2014
	March 31	December 31	March 31
Number of groups managed	3,491	3,429	3,326
Number of active consortium members	1,100,513	1,061,848	957,771
Number of assets to be included	529,214	531,378	461,854

c)     In the first quarter of 2015, there were no alterations related to the rules of compulsory collection.

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3.566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3.604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3.750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3.823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3.973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3.989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4.007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23); and

•       Resolution No. 4.144/12 – Conceptual Framework for Preparing and Presenting Financial Statements.

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3.786/09 and Bacen Circular Letters No. 3.472/09 and No. 3.516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2014, Management expects that the net profit and net equity for the quarter ended March 31, 2015 will also not be materially different in the two GAAPs.

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Notes to the Consolidated Financial Statements

e)     On May 14, 2014, Law No. 12.973/14 was published, which converted Provisional Measure No. 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by Law No. 12.973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil for increases in the equity of overseas subsidiaries and unconsolidated companies resulting from profit within these entities; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions No. 1.515/14 and No. 1.520/14. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

f)      On January 1, 2015, for the non-opting, Law No. 12.973/14 came into force, ending the period of the Transition Tax Regime (RTT) and enforcing a new tax regime in Brazil. Among other subjects, the related Law revoked the RTT, disciplining the adjustments resulting from the new accounting methods and criteria, introduced due to the convergence of the Brazilian accounting standards to the international standards and altered the Federal Tax Legislation related to the Legal Entity Tax Return - IRPJ, to the Social Contribution on the Net Profit - CSLL, to the Contribution for the PIS/PASEP and to the Contribution for the Financing of Social Security – COFINS.

g)    On January 20, 2015, Law No. 13.097/15 was published, which converted the
Provisional Measure No. 656/14. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts that become past-due after October 8, 2014
(Article 9 of Law No. 9.430/96). The limits remain the same for contracts that were past-due on or before October 7, 2014.

h)    There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of March 31, 2015.

Bradesco     201

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Management Bodies

Reference Date: April 10, 2015

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	Jorge Pohlmann Nasser	Milton Matsumoto - Coordinator
Chairman	José Luis Elias	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	José Ramos Rocha Neto	Domingos Figueiredo de Abreu
	Layette Lamartine Azevedo Júnior	Sérgio Alexandre Figueiredo Clemente
Vice-Chairman	Lúcio Rideki Takahama	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Luiz Carlos Brandão Cavalcanti Junior	Alexandre da Silva Glüher
	Marcelo Frontini	Josué Augusto Pancini
Members	Marcelo Santos Dall’Occo	Maurício Machado de Minas
Antônio Bornia	Marcos Aparecido Galende	Marcelo de Araújo Noronha
Mário da Silveira Teixeira Júnior	Marcos Daré	André Rodrigues Cano
João Aguiar Alvarez	Marlos Francisco de Souza Araujo	Moacir Nachbar Junior
Denise Aguiar Alvarez	Octavio Manoel Rodrigues de Barros	Octavio de Lazari Junior
Carlos Alberto Rodrigues Guilherme	Paulo Aparecido dos Santos	Marlene Morán Millan
Milton Matsumoto	Pedro Bosquiero Junior	Clayton Camacho
José Alcides Munhoz	Roberto de Jesus Paris	Frederico William Wolf
Aurélio Conrado Boni	Rogério Pedro Câmara	Glaucimar Peticov
	Waldemar Ruggiero Júnior	Joel Antonio Scalabrini
Board of Executive Officers	Wilson Reginaldo Martins	Nairo José Martinelli Vidal Júnior
Executive Officers
Chief Executive Officer	Directors	Integrated Risk Management
Luiz Carlos Trabuco Cappi	Antonio Chinellato Neto	and Capital Allocation Committee
	Antonio Daissuke Tokuriki	Alexandre da Silva Glüher - Coordinator
Executive Vice-Presidents	Cláudio Borges Cassemiro	Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu	João Sabino	Sérgio Alexandre Figueiredo Clemente
Sérgio Alexandre Figueiredo Clemente	Marcio Henrique Araujo Parizotto	Marco Antonio Rossi
Marco Antonio Rossi	Paulo Eduardo Waack	Josué Augusto Pancini
Alexandre da Silva Glüher	Paulo Manuel Taveira de Oliveira Ferreira	Maurício Machado de Minas
Josué Augusto Pancini		Marcelo de Araújo Noronha
Maurício Machado de Minas	Regional Officers	Luiz Carlos Angelotti
Marcelo de Araújo Noronha	Alex Silva Braga	Moacir Nachbar Junior
	Almir Rocha	Gedson Oliveira Santos
Managing Directors	Altair Naumann
André Rodrigues Cano	Amadeu Emilio Suter Neto	Sustainability Committee
Luiz Carlos Angelotti	André Ferreira Gomes	Luiz Carlos Angelotti - Coordinator
Nilton Pelegrino Nogueira	Antonio Piovesan	Carlos Alberto Rodrigues Guilherme
André Marcelo da Silva Prado	Carlos Alberto Alástico	Milton Matsumoto
Luiz Fernando Peres	Delvair Fidêncio de Lima	Domingos Figueiredo de Abreu
Altair Antônio de Souza	Francisco Aquilino Pontes Gadelha	Aurélio Conrado Boni
Denise Pauli Pavarina	Francisco Assis da Silveira Junior	Sérgio Alexandre Figueiredo Clemente
Moacir Nachbar Junior	Geraldo Dias Pacheco	Marco Antonio Rossi
Octavio de Lazari Junior	João Alexandre Silva	Alexandre da Silva Glüher
	José Flávio Ferreira Clemente	Josué Augusto Pancini
Deputy Directors	Leandro José Diniz	Maurício Machado de Minas
Cassiano Ricardo Scarpelli	Luis Carlos Furquim Vermieiro	Moacir Nachbar Junior
Eurico Ramos Fabri	Osmar Sanches Biscuola
Marlene Morán Millan		Executive Disclosure Committee
Renato Ejnisman	Compensation Committee	Luiz Carlos Angelotti - Coordinator
Walkiria Schirrmeister Marchetti	Carlos Alberto Rodrigues Guilherme - Coordinator	Domingos Figueiredo de Abreu
	Milton Matsumoto	Marco Antonio Rossi
Department Directors	Osvaldo Watanabe	Alexandre da Silva Glüher
Alexandre Rappaport	Paulo Roberto Simões da Cunha	Moacir Nachbar Junior
Amilton Nieto		Marlene Morán Millan
André Bernardino da Cruz Filho	Audit Committee	Antonio José da Barbara
Antonio Carlos Melhado	Lázaro de Mello Brandão - Coordinator	Carlos Wagner Firetti
Antonio Gualberto Diniz	Luiz Carlos Trabuco Cappi	Marcelo Santos Dall’Occo
Antonio José da Barbara	Antônio Bornia	Marcos Aparecido Galende
Arnaldo Nissental	Mário da Silveira Teixeira Júnior	Marlos Francisco de Souza Araujo
Aurélio Guido Pagani	Carlos Alberto Rodrigues Guilherme	Haydewaldo R. Chamberlain da Costa
Bruno D’Avila Melo Boetger	Milton Matsumoto
Carlos Wagner Firetti	Sérgio Nonato Rodrigues (non-Manager)	Fiscal Council
Clayton Camacho		Sitting Members
Edilson Wiggers	Compliance and Internal Control Committee	José Maria Soares Nunes - Coordinator
Edson Marcelo Moreto	Mário da Silveira Teixeira Júnior - Coordinator	João Carlos de Oliveira
Fernando Antônio Tenório	Carlos Alberto Rodrigues Guilherme	Domingos Aparecido Maia
Frederico William Wolf	Milton Matsumoto	Nelson Lopes de Oliveira
Gedson Oliveira Santos	Domingos Figueiredo de Abreu	Luiz Carlos de Freitas
Glaucimar Peticov	Marco Antonio Rossi
Guilherme Muller Leal	Alexandre da Silva Glüher	Deputy Members
Hélio Vivaldo Domingues Dias	Maurício Machado de Minas	Nilson Pinhal
Hiroshi Obuchi	Moacir Nachbar Junior	Renaud Roberto Teixeira
João Albino Winkelmann	Frederico William Wolf	Jorge Tadeu Pinto de Figueiredo
João Carlos Gomes da Silva	Gedson Oliveira Santos	João Batistela Biazon
Joel Antonio Scalabrini	Johan Albino Ribeiro	Oswaldo de Moura Silveira
Johan Albino Ribeiro	Joel Antonio Scalabrini

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior -Ombudsman

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Report on the Review of the Interim Consolidated Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as at March 31, 2015 and the related consolidated statements of income, changes in shareholders' equity and cash flows for three month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial statements”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other meters

Interim consolidated statements of Value Added

We also reviewed the interim consolidated statements of Value Added (DVA) for the three-month period ended as at March 31, 2015, which were prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM). These statements were subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe they were not prepared, in all material respects, in relation to the interim consolidated financial information taken as a whole.

Osasco, April 28, 2015

Original report in Portuguese signed by KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Fiscal Council's Report

The undersigned members of the Supervisory Board of Banco Bradesco S.A., in the exercise of their legal and statutory powers, having analyzed the Management Report and the Individual Financial Statements, as well as the Consolidated Financial Statements for the first quarter of 2015, and the technical feasibility study for generation of taxable profits, restated at their present value, which aims to the achievement of the Deferred Tax Asset, in accordance with CVM Instruction No. 371/02, Resolution No. 3.059/02 of the National Monetary Council, and Circular No. 3.171/02 of Bacen, and, in view of the report issued by KPMG Auditores Independentes, presented without reservations, they are of the opinion that the mentioned parts, examined in the light of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, reflect, adequately, the equity status and financial situation of the Company.

Cidade de Deus, Osasco, SP, April 28, 2015.

José Maria Soares Nunes

João Carlos de Oliveira

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Luiz Carlos de Freitas

204             Economic and Financial Analysis Report – March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.